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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(4)
Registration No. 333-140632

3,750,000 Shares

EnerNOC, Inc.

Common Stock

        This is our initial public offering of shares of our common stock. We are selling 3,525,000 shares of common stock, and the selling stockholders named in this prospectus are selling 225,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $26.00 per share. Our common stock has been approved for listing on the Nasdaq Global Market under the symbol "ENOC."

        The underwriters have an option to purchase a maximum of 562,500 additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to the Selling Stockholders
Per Share	$26.00	$1.82	$24.18	$24.18
Total	$97,500,000	$6,825,000	$85,234,500	$5,440,500

        Delivery of the shares of common stock will be made on or about May 23, 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Morgan Stanley

Canaccord Adams	Jefferies & Company

The date of this prospectus is May 17, 2007.

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Industry and Market Data

        This prospectus includes market and industry data and forecasts that we obtained from internal research, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the date of this prospectus. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, we have not independently verified this information and it could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

Dealer Prospectus Delivery Obligation

        Until June 11, 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the risks discussed under "Risk Factors" and the financial statements and related notes included elsewhere in this prospectus before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, "EnerNOC," "we," "us" and "our" refer to EnerNOC, Inc. and its subsidiaries and, prior to our incorporation on June 5, 2003, to EnerNOC, LLC.

Company Overview

        EnerNOC is a leading developer and provider of clean and intelligent power solutions. We use our Network Operations Center, or NOC, to remotely manage and reduce electricity consumption across a network of commercial, institutional and industrial customer sites to enable a more information-based and responsive, or intelligent, electric power grid. Our customers are electric power grid operators and utilities, as well as commercial, institutional and industrial end-users of electricity. In order to avoid service disruptions, such as brownouts and blackouts, during periods of peak electricity demand, grid operators and utilities have traditionally increased supply-side capacity by building additional power plants and transmission lines. As an alternative, we offer demand response solutions, whereby we monitor electricity consumption and alert our end-use customers to reduce their usage during these same peak periods. This helps optimize the balance of electric supply and demand and creates a significantly lower cost and more environmentally sound, or clean, alternative to building additional power plants and transmission lines. Grid operators and utilities pay us a stream of recurring revenues for managing this demand response capacity. With over 1,308 customer sites and approximately 579 megawatts, or MW, of demand response capacity under our management as of April 15, 2007, we believe that we are the largest national demand response solutions provider focused on the commercial, institutional and industrial market. Our revenues grew from $0.8 million in 2004 to $26.1 million in 2006. Our revenues for the three month period ended March 31, 2007 were $10.0 million.

        The electric power industry in North America faces enormous challenges to keep pace with the increasing demand for electricity. Under-investment in generation, transmission and distribution infrastructure in recent years in key regions, coupled with a dramatic growth in electricity consumption, has led to an increased frequency of brownouts and blackouts. Moreover, the margin between electric supply and demand is projected to drop below minimum target levels in Texas, New England, the Mid-Atlantic, the Midwest, and the Rocky Mountain region within the next two to three years. According to the International Energy Agency, the United States and Canada need to add 758,000 MW of additional capacity at a cost of $1.6 trillion between 2003 and 2030 to meet projected demand. As the electric power industry confronts these challenges, demand response has emerged as an important solution to help address the imbalance in electric supply and demand.

        We are a pioneer in the development, implementation and broader adoption of technology-enabled demand response solutions. Our technology enables us to send control signals to, and receive bi-directional communications from, an Internet-enabled network of broadly dispersed end-use customer sites in order to initiate, monitor, and terminate demand response activity. Our robust and scalable technology and proprietary operational processes automate demand response and simplify end-use customer participation. These solutions are designed for the commercial, institutional and industrial market, which represents over 60% of U.S. electricity consumption. We provide demand response capacity by contracting with these end-use customers of grid operators and utilities to reduce their electricity usage on demand. We receive most of our revenues from grid operators and utilities and we make payments to end-users of electricity for both contracting to reduce electricity usage and actually doing so when called upon. Our technology enables us to remotely reduce electricity usage in a matter of minutes, or send curtailment instructions to our end-use customers to be implemented on site.

        We began providing demand response solutions in one state in 2003 and expanded nationally to over 20 states in five regions by the end of 2006. From our start in one open market in 2003 to our current 17 contracts and open market programs with grid operators and utilities, we have increased our demand response capacity under management with commercial, institutional and industrial customers to 137 MW at the end of 2005 and to approximately 579 MW as of April 15, 2007. In addition, in the first quarter of 2007, we entered into three new utility contracts which are subject to regulatory approval and would enable us to enroll up to an additional 110 MW of demand response capacity.

Market Opportunities

        We believe that our solutions address extreme peaks in demand for electricity more efficiently than building additional electric generation, transmission and distribution infrastructure. Because we estimate that over 10% of this supply-side infrastructure is typically built to meet peaks in demand that occur less than 1% of the time, demand response solutions have the potential to offset $5.9 billion per year in projected infrastructure expenditures in the United States and Canada.

        We provide our demand response solutions to grid operators and utilities under long-term contracts and pursuant to open market bidding programs. Our long-term contracts generally have terms of three to 10 years and predetermined capacity commitment and payment levels. In open market programs, grid operators and utilities seek bids from companies such as ours to provide demand response capacity based on prices offered in competitive bidding. These opportunities are generally characterized by energy and capacity obligations with shorter commitment periods and prices that may vary by hour, by day, by month, or by bidding period.

        As the largest national demand response solutions provider focused on the commercial, institutional and industrial market, we are well positioned to address the substantial opportunity for demand response. In addition, our PowerTrak energy management software platform enables us to deliver to our end-use customer base an expanding portfolio of energy management solutions, including advanced metering, energy analytics and control, energy procurement services, and emissions tracking and trading support, to departments and functions throughout a customer's operations, on an enterprise-wide basis.

Competitive Strengths

        We are well positioned for continued leadership and rapid expansion in the clean and intelligent power solutions sector. Our competitive strengths include:

        First-Mover Advantage with National Presence.    We are a pioneer in the development, implementation and broader adoption of technology-enabled demand response solutions on a national scale. During 2006 we reliably delivered our demand response capacity over 50 times and responded to simultaneous events in multiple geographic regions. As a result, we have developed a substantial base of operating experience in delivering outsourced demand response solutions.

        Highly Scalable Business Model Focused on Commercial, Institutional and Industrial Customers.    The large size of our target customers, along with our PowerTrak energy management software platform, enables us to rapidly scale our business in existing and new geographies. Our customers' size also substantially lowers our acquisition cost per unit of capacity compared to the acquisition cost of residential customers. In addition, our commercial, institutional and industrial customer base creates substantial opportunities for us to provide additional energy management solutions.

        Recurring Revenues.    We enter into long-term contracts and participate in open market programs with grid operators and utilities through which we generate recurring payments, typically on a monthly basis, for the capacity that we make available, whether or not we are called upon to reduce our end-use customers' electricity consumption from the electric power grid. These recurring payments substantially increase the visibility and predictability of our future revenues.

        Comprehensive Technology Platform.    We have a scalable, proprietary technology platform that we believe creates significant barriers to entry. We communicate via the Internet with advanced metering and automation equipment that we install at end-use customer sites to make demand response participation viable for a wide range of commercial, institutional and industrial customers. In addition, rather than being limited to curtailing electricity used by a specific type of equipment, such as air-conditioning units, our platform enables us to manage a wide array of equipment and systems to implement appropriate demand response solutions on an end-user by end-user basis.

        Growing Customer Base.    We have rapidly and significantly grown our base of grid operator and utility customers since inception. In addition, we have over 375 commercial, institutional and industrial customers across a broad base of market sectors, including technology, education, food sales and storage, government, healthcare and manufacturing/industrial. Because we have a national presence, we are able to offer a single platform for national chains to participate in demand response opportunities across different geographic regions.

Strategy

        We seek to capitalize on our scalable, proprietary technology platform as well as our leading market position to continue providing clean and intelligent power solutions to commercial, institutional and industrial customers, grid operators, and utilities. Ultimately, our mission is to become the leading outsourced energy management solutions provider for commercial, institutional and industrial customers worldwide. Key elements of our strategy include:

        Target Aggressive Expansion in Existing Territories.    We will continue to pursue additional long-term contracts and open market opportunities with grid operators and utilities that will allow us to attract additional commercial, institutional and industrial customers to our demand response network in our existing markets. We will also seek to provide additional energy management solutions to these end-use customers. We believe that our demand response and energy management solutions, the recurring payments that we generate and our national presence will enable us to continue to grow rapidly.

        Strengthen National Presence by Entering New Geographic Regions.    We intend to expand in new geographic regions by (i) educating and marketing to existing and prospective customers, consumer advocates, consultants, industry experts, and policy makers; (ii) designing and developing demand response programs and goals in cooperation with grid operators, utilities, regulators, and governmental agencies; and (iii) continually enhancing our demand response and energy management solutions.

        Expand Sales of Our Portfolio of Technology-Enabled Energy Management Solutions.    We will continue to leverage our technology, including our PowerTrak energy management software platform. This platform enables us to deliver an expanding portfolio of energy management solutions, including advanced metering, energy analytics and control, energy procurement services and emissions tracking and trading support. Because we gather substantial amounts of energy usage data from our end-use customers as part of our demand response offering, we are uniquely positioned to deliver energy management solutions to those customers.

        Pursue Targeted Strategic Acquisitions.    We intend to pursue selective acquisitions to reinforce our leadership position in the expanding clean and intelligent power solutions sector. This sector consists of a number of companies with offerings or customer relationships that present attractive acquisition opportunities. Our track record includes successfully integrating acquired companies to increase our customer base, enter new geographic territories and enhance our technology.

Risk Factors

        Although we believe that we are well positioned in the clean and intelligent power solutions sector, our business is subject to numerous risks and uncertainties. See the section entitled "Risk Factors" immediately following this prospectus summary for a discussion of risks and uncertainties that may negatively impact our financial condition and prospects for success, including the following:

  •
  We have a limited operating history, have not achieved profitability for any calendar year and had an accumulated deficit of $13.9 million as March 31, 2007.

  •
  We operate in highly competitive markets and could lose market share and revenues due to the expansion of traditional supply-side resources, such as natural gas-fired power plants, which may be called upon to provide supplemental power at times of peak demand.

  •
  Many of our competitors have greater financial resources than we do and could focus those resources on developing competing business models or developing products or services that are more attractive to potential customers than what we offer.

  •
  Our competitors may offer clean and intelligent power solutions at prices below cost or even for free in order to improve their competitive positions, causing us to lower our prices in order to compete and potentially reducing our market share and revenues.

  •
  Changes in governmental regulation could make it more difficult for us to provide some or all of our demand response solutions in certain regional electricity markets.

  •
  Technological developments may reduce peak demand for electricity, increase power supplies through existing infrastructure or otherwise compete with our demand response and energy management solutions.

Corporate Information

        EnerNOC, Inc., a Delaware corporation, was incorporated on June 5, 2003. We operated as EnerNOC, LLC, a New Hampshire limited liability company, from December 2001 until June 2003. In June 2005, we acquired Pinpoint Power DR LLC, or Pinpoint Power DR, the demand response business of Pinpoint Power LLC. In February 2006, we acquired all of the assets of eBidenergy, Inc. from Trillium Capital Partners LLC. In May 2006, we acquired substantially all of the assets of Celerity Energy Partners LLC, a demand response provider for grid operators and utilities, including all of the membership interests in Celerity Energy Partners San Diego LLC.

        Our principal executive offices are located at 75 Federal Street, Suite 300, Boston, Massachusetts 02110, and our telephone number at this address is (617) 224-9900. Our website is http://www.EnerNOC.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

        Our trademarks include: EnerNOC, Get More from Energy, Energy for Education, Capacity on Demand, PowerTrak, Celerity Energy, eNode, and ENTREX. We have trademark applications pending that correspond to the following marks: The Greenest kWh is the One Never Used, The Greenest Kilowatt-hour is the One Never Used, The Greenest kW is the One Never Built, The Greenest Kilowatt is the One Never Built, The Cleanest kWh is the One Never Used, One-Click Curtailment, Negawatt Network and CarbonTrak.

        Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	3,525,000 shares
Common stock offered by selling stockholders	225,000 shares
Common stock to be outstanding after the offering	17,408,104 shares
Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $81.5 million. We plan to use these net proceeds to fund the expansion of our business into new regions and expand our customer base, to finance research and development, to fund cash consideration for future acquisitions and for other general corporate purposes. We also may repay indebtedness. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Dividend policy	We currently do not intend to pay any cash dividends on our common stock.
Risk factors	You should carefully read and consider the information set forth under "Risk Factors," together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.
Listing and Trading symbol	Our common stock has been approved for listing on the Nasdaq Global Market under the symbol "ENOC."

General Information About This Prospectus

        Except as otherwise indicated or the context otherwise requires, throughout this prospectus, the number of shares of common stock shown to be outstanding after this offering and other share-related information are based on the number of shares outstanding as of April 30, 2007, and:

  •
  reflect a 2.831 for 1 stock split, effected on May 1, 2007;

  •
  reflect the conversion of all outstanding shares of our preferred stock into an aggregate of 9,499,556 shares of common stock upon the closing of this offering;

  •
  assume no exercise of the underwriters' over-allotment option;

  •
  exclude 134,472 shares of common stock that we may issue upon exercise of outstanding warrants as of April 30, 2007 with an exercise price of $0.17 per share;

  •
  exclude 26,447 shares of common stock that we will issue in connection with the net exercise of a warrant upon completion of this offering at an exerecise price of approximately $13.12 per share of common stock;

  •
  exclude 2,875,700 shares of common stock issuable upon the exercise of stock options outstanding as of April 30, 2007 at a weighted average exercise price of $2.75 per share;

  •
  exclude 75,082 shares of common stock reserved for future awards under the 2003 Stock Plan as of April 30, 2007, which terminates upon completion of this offering; and

  •
  exclude 2,600,000 shares of common stock to be reserved for future awards under the 2007 Stock Plan, which becomes effective upon completion of this offering.

Summary Historical Financial Data

        The following tables set forth our summary historical financial data for the periods indicated. We prepared this information using our consolidated financial statements for each of the periods presented. You should read this information in conjunction with our audited and unaudited consolidated financial statements and related notes, "Selected Historical Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(dollars in thousands except per share data)			(unaudited)
Statement of Operations Data:
Revenues	$819	$9,826	$26,100	$5,114	$9,971
Cost of revenues	362	4,190	16,839	4,414	7,065

Gross profit	457	5,636	9,261	700	2,906
Selling and marketing expenses	751	2,228	5,932	873	3,067
General and administrative expenses	835	4,211	8,000	1,497	3,466
Research and development expenses	778	981	955	332	341

Loss from operations	(1,907)	(1,784)	(5,626)	(2,002)	(3,968)
Interest and other income (expense), net	14	78	(145)	(23)	154

Net loss	$(1,893)	$(1,706)	$(5,771)	$(2,025)	$(3,814)

Net loss per share, basic and diluted	$(0.67)	$(0.56)	$(1.60)	$(0.59)	$(0.91)
	As of March 31, 2007
	Actual	Pro Forma as adjusted(1)
	(in thousands) (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$12,581	$94,066
Total assets	43,550	125,035
Total long-term debt, including current portion	7,688	7,688
Redeemable convertible preferred stock warrant liability	606	—
Total redeemable convertible preferred stock and stockholders' (deficit) equity	14,999	97,090

(1)
The pro forma as adjusted column gives effect to:

•
the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•
the sale by us of 3,525,000 shares of our common stock in this offering at the initial public offering price of $26.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•
the net exercise of the preferred stock warrant into 26,447 shares of our common stock upon the closing of this offering.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks and uncertainties described below together with the other information contained in this prospectus, including our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" before making an investment decision. If any of these risks actually occurs, our business, financial condition, results of operations, and future growth prospects may suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred net operating losses since our inception, and we may continue to incur net operating losses in the future and may never reach profitability.

        Our net operating losses in 2004, 2005 and 2006 were $1.9 million, $1.7 million and $5.8 million, respectively. Our net operating loss for the three months ended March 31, 2007 was $3.8 million. We have not achieved profitability for any calendar year, although we have for certain quarters, and we expect to continue to incur operating losses for the foreseeable future. As of March 31, 2007, we had an accumulated deficit of $13.9 million. Initially, our operating losses were principally driven by start-up costs and the costs of developing our technology, which included research and development. More recently, our net operating losses have been principally driven by selling and marketing, and general and administrative expenses. As we seek to grow our revenues and customer base, we plan to continue to expand our demand response and energy management solutions, which will require increased selling and marketing, and research and development expenses. These increased operating costs may cause us to incur net losses for the foreseeable future, and there can be no assurance that we will be able to grow our revenues, sustain the growth rate of our revenues, expand our customer base or become profitable. Furthermore, these expenses are not the only factors that may contribute to our net losses. For example, interest expense on our currently outstanding debt and on any debt that we incur in the future could contribute to our net losses. As a result, even if we significantly increase our revenues, we may continue to incur net losses in the future. If we fail to achieve profitability, the market price of our common stock could decline substantially.

We have a limited operating history in an emerging market, which may make it difficult to evaluate our business and prospects, and may expose us to increased risks and uncertainties.

        We began operating as a New Hampshire limited liability company in December 2001, and were incorporated as a Delaware corporation in June 2003. We first began generating revenues in 2003. Accordingly, we have only a limited history of generating revenues, and the future revenue potential of our business in the emerging market for clean and intelligent power solutions is uncertain. As a result of our short operating history, we have limited financial data that can be used to evaluate our business, strategies, performance and prospects or an investment in our common stock. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies at our stage of development. To address these risks and uncertainties, we must do the following:

  •
  maintain our current relationships and develop new relationships with grid operators and utilities and the entities that regulate them;

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  maintain and expand our current relationships and develop new relationships with commercial, institutional and industrial customers;

  •
  maintain and enhance our existing demand response and energy management solutions;

  •
  continue to develop clean and intelligent power solutions that achieve significant market acceptance;

  •
  continue to enhance our information processing systems;

  •
  execute our business and marketing strategies successfully;

  •
  respond to competitive developments;

  •
  attract, integrate, retain and motivate qualified personnel; and

  •
  continue to participate in shaping the regulatory environment.

        We may be unable to accomplish one or more of these objectives, which could cause our business to suffer. In addition, accomplishing many of these goals might be very expensive, which could adversely impact our operating results and financial condition. Any predictions about our future operating results may not be as accurate as they could be if we had a longer operating history.

Our results of operations could be adversely affected if our operating expenses do not correspond with the timing of our revenues.

        Most of our operating expenses, such as employee compensation and rental expense for properties, are either relatively fixed in the short-term or incurred in advance of sales. Moreover, our spending levels are based in part on our expectations regarding future revenues. As a result, if revenues for a particular quarter are below expectations, we may not be able to proportionately reduce operating expenses for that quarter. For example, if a demand response event or metering and verification test does not occur in a particular quarter, we may not be able to recognize revenues for the undemonstrated capacity in that quarter. This shortfall in revenues could adversely affect our operating results for that quarter and could cause the market price of our common stock to decline substantially.

We operate in highly competitive markets; if we are unable to compete successfully, we could lose market share and revenues.

        The market for clean and intelligent power solutions is fragmented. Some traditional providers of advanced metering solutions have added, or may add, demand response services to their existing business. We face strong competition from clean and intelligent power solutions providers, both larger and smaller than we are. We also compete against traditional supply-side resources such as natural gas-fired peaking power plants. In addition, utilities and competitive electricity suppliers offer their own demand response solutions, which could decrease our base of potential customers along with our revenues and profitability.

        Many of our competitors have greater financial resources than we do. Our competitors could focus their substantial financial resources to develop a competing business model or develop products or services that are more attractive to potential customers than what we offer. Some advanced metering infrastructure service providers, for example, are substantially larger and better capitalized than we are and have the ability to combine advanced metering and demand response solutions into an integrated offering to a large, existing customer base. Our competitors may offer clean and intelligent power solutions at prices below cost or even for free in order to improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and results of operations. In addition, we may also face competition based on technological developments that reduce peak demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with our demand response and energy management solutions.

If we fail to successfully educate existing and potential grid operator and utility customers regarding the benefits of our demand response and energy management solutions or a market otherwise fails to develop for those solutions, our ability to sell our solutions and grow our business could be limited.

        Our future success depends on commercial acceptance of our clean and intelligent power solutions and our ability to obtain additional contracts. We anticipate that revenues related to our demand response solutions will constitute a substantial portion of our revenues for the foreseeable future. The market for clean and intelligent power solutions in general is relatively new. If we are unable to educate our potential customers about the advantages of our solutions over competing products and services, or our existing customers no longer rely on our demand response solutions, our ability to sell our solutions will be limited. In addition, because the clean and intelligent power solutions sector is rapidly evolving, we cannot accurately assess the size of the market, and we may have limited insight into trends that may emerge and affect our business. For example, we may have difficulty predicting customer needs and developing clean and intelligent power solutions that address those needs. If the market for our demand response and our energy management solutions does not continue to develop, our ability to grow our business could be limited and we may not be able to achieve profitability.

If the actual amount of demand response capacity that we make available under our capacity contracts is materially less than required our committed capacity could be reduced and we could be required to make refunds and pay penalty fees.

        We provide demand response capacity to our grid operator and utility customers either under fixed price long-term contracts, or under terms established in open bidding markets where capacity is purchased. Under the long-term contracts and open bidding market commitments, grid operators and utilities make periodic payments to us based on the amount of demand response capacity that we are obligated to make available to them during the contract period, or make monthly payments to us based on the amount of demand response capacity that we chose to make available to them during the relevant period. We refer to these payments as committed capacity payments. Committed capacity is negotiated and established by the contract and is subject to subsequent confirmation by measurement and verification tests or performance in a demand response event. In our open bidding markets, we offer different amounts of committed capacity to our grid operator and utility customers based on market rules on a periodic basis, which is typically monthly. We refer to measured and verified capacity as our demonstrated or proven capacity. Once demonstrated, the proven capacity amounts typically establish a baseline of capacity for each end-use customer site in our portfolio, on which committed capacity payments are calculated going forward and until the next demand response event or measurement and verification test when we are called to make capacity available.

        The capacity level that we are able to achieve varies with the electricity demand of targeted equipment, such as heating and cooling equipment, at the time an end-use customer is called to perform. Accordingly, our ability to deliver committed capacity depends on factors beyond our control, such as temperature and humidity and the time of day that an end-use customer is called to perform. The correct operation of, and timely communication with, devices used to control equipment are also important factors that affect available capacity. Under some of our contracts, any difference between our demonstrated capacity and the committed capacity on which capacity payments were previously made will result in either a refund payment from us to our grid operator or utility customer or an additional payment to us by such customer. Any refund payable by us would reduce our deferred revenues, but would not impact our previously recognized revenues. If there is a true-up settlement due to a grid operator or utility customer, we generally make a corresponding adjustment in our payments to the end-use customer or customers who failed to make the appropriate level of capacity available, however we are sometimes unable to do so. In addition, some of our contracts with our grid operator and utility customers provide for penalty payments, which can be substantial, in certain circumstances in which we do not meet our capacity commitments, either in measurement and verification tests or in demand response events. Further, because measurement and verification test results for some capacity contracts establish capacity levels on which payments will be made until the next test or demand response event, the payments to be made to us under such capacity contracts would be reduced until the level of capacity is established at the next test or demand response event. To date we have been required to make only de minimis refund and penalty payments, and we have incurred only immaterial downward adjustments in capacity payments, as a result of failures to achieve our committed capacity levels. However, we could experience significant period-to-period fluctuations in our financial results in future periods due to true-up settlements, capacity payment adjustments, replacement costs or other payments, which could be substantial. We incurred aggregate penalty payments of $8,759 and $52,118 in 2005 and 2006, respectively.

Our business may become subject to modified or new government regulation, which may negatively impact our ability to market our clean and intelligent power solutions.

        While the electric power markets in which we operate are regulated, we are not directly subject to the regulatory framework applicable to the generation and transmission of electricity. However, the installation of devices used in providing those solutions and electric generators sometimes installed or activated when providing demand response solutions may be subject to governmental oversight and regulation under state and local ordinances relating to building codes, public safety regulations pertaining to electrical connections and local and state licensing requirements. In the future, federal, state, provincial or local governmental entities may seek to change existing regulations or impose additional regulations. Any modified or new government regulation applicable to our current or future solutions, whether at the federal, state, provincial or local level, may negatively impact the installation, servicing and marketing of those solutions and increase our costs and the price of our solutions. In a relatively few instances, we have agreed to own and operate a back-up generator at a commercial, institutional or industrial customer location for a period of time and to activate the generator when capacity is called for dispatch so that the commercial, institutional or industrial customer can reduce its consumption of electricity from the electric power grid. These generators could become ineligible to participate in demand response programs in the future, or be compensated less for such participation, thereby reducing our revenues and adversely affecting our financial position.

A substantial majority of our revenues are generated from contracts with, and open market sales to, a small number of grid operator and utility customers, including in particular one grid operator customer, and the modification or termination of these contracts or sales relationships could materially adversely affect our business.

        A majority of our revenues have been generated from contracts with, and open market sales to, ISO New England Inc. This customer accounted for 86%, 65% and 60% of our total revenues in 2005, 2006 and the three months ended March 31, 2007, respectively. Moreover, revenues from our three largest grid operator and utility customers represented approximately 88%, 93% and 95% of our total revenues in 2005, 2006 and the three months ended March 31, 2007, respectively. Any modification or termination of these contracts or key customer relationships could have a material adverse effect on our business.

        More than half of our revenues are derived from three fixed price contracts. In 2005 and 2006, and the three months ended March 31, 2007, these contracts accounted for approximately 86%, 62% and 47%, respectively, of our total revenues. Although we have entered into additional long-term contracts in different geographic regions and are regularly in discussions with our customers to extend our existing contracts or enter into new contracts with these existing customers, the three major contracts described above expire in 2008. There can be no assurance that any of these contracts will be extended or that we will enter into new contracts on favorable terms. If these contracts are not extended or replaced, we would expect to enroll the capacity that we make available under such contracts in another demand response capacity program, although there is no assurance that we would be able to do so. In addition, other programs could provide lower capacity payments than our existing fixed price contracts. Thus, the failure to renew any of these contracts could significantly reduce our revenues.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our solutions, which could damage our reputation, cause us to lose customers and negatively impact our growth.

        Our success depends on our ability to provide quality, reliable demand response and energy management solutions in a timely manner, which in part requires the proper functioning of facilities and equipment owned, operated or manufactured by third parties upon which we depend. For example, our reliance on third parties includes:

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  utilizing components that we install or have installed at commercial, institutional and industrial locations;

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  outsourcing email notification and cellular and paging wireless communications that are used to notify our end-use customers of their need to reduce electricity consumption at a particular time and to execute instructions to devices installed at our customer locations and which are programmed to automatically reduce consumption on receipt of such communications; and

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  outsourcing certain installation and maintenance operations to third-party providers.

        Any delays, malfunctions, inefficiencies or interruptions in these products, services or operations could adversely affect the reliability or operation of our demand response and energy management solutions, which could cause us to experience difficulty retaining current customers and attracting new customers. Such delays could also result in our making refunds or paying penalty fees to our grid operator and utility customers. In addition, our brand, reputation and growth could be negatively impacted.

If we lose key personnel upon whom we are dependent, we may not be able to manage our operations and meet our strategic objectives.

        Our continued success depends to a considerable degree upon the continued availability, contributions, vision, skills, experience and effort of our senior management, sales and marketing, engineering and operations teams. We do not maintain "key person" insurance on any of our employees. We have entered into employment agreements with the members of our senior management team, but none of these agreements guarantees the services of the individual for a specified period of time. All of the agreements with members of our senior management team provide that employment is at-will and may be terminated by the employee at any time and without notice. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede our operations or the achievement of our strategic and financial objectives. We rely on our engineering team to research, design and develop new and enhanced demand response and energy management solutions. We rely on our operations team to install, test, deliver and manage our demand response solutions. The loss or interruption of the service of members of our senior management, sales and marketing, engineering or operations teams, or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to manage our operations and implement our strategy.

We expect to continue to expand our sales and marketing, operations, engineering, research and development capabilities and financial and reporting systems, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We expect to experience significant growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial and reporting systems, expand our facilities, and continue to recruit and train additional qualified personnel. All of these measures will require significant expenditures and will demand the attention of management. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

        We are currently in the process of implementing a new software system that will integrate all of our departments and functions onto a single computer system. Any difficulties or delays in implementing this system could make it more difficult for us to grow and manage our operations, divert management attention from operations and require further expense.

        We compete for personnel and advisors with other companies and other organizations, many of which are larger and have greater name recognition and financial and other resources than we do. If we are not able to hire, train and retain the necessary personnel, or if these managerial, operational, financial and reporting improvements are not implemented successfully, we could lose customers and revenues.

        We allocate our operations, sales and marketing, research and development, general and administrative, and financial resources based on our business plan, which includes assumptions about current and future contracts with grid operator and utility customers and commercial, institutional and industrial customers, variable prices in open markets for demand response capacity, the development of ancillary services markets which enable demand response as a revenue generating resource and a variety of other factors relating to electricity markets, and the resulting demand for our demand response and energy management solutions. However, these factors are uncertain. If our assumptions regarding these factors prove to be incorrect or if alternatives to those offered by our solutions gain further acceptance, then actual demand for our demand response and energy management solutions could be significantly less than the demand we anticipate and we may not be able to sustain our revenue growth or achieve profitability.

An oversupply of electric generation capacity and varying regulatory structures in certain regional power markets could negatively affect our business and results of operations.

        Although demand for electric capacity has been increasing throughout North America, a buildup of new electric generation facilities could result in excess electric generation capacity in certain regional power markets. In addition, the electric power industry is highly regulated. The regulatory structures in regional electricity markets are varied and some regulatory requirements make it more difficult for us to provide some or all of our demand response solutions in those regions. For instance, in some markets, such as Texas, regulated quantity or payment levels for demand response capacity or energy make it more difficult for us to cost-effectively enroll and manage many commercial, institutional and industrial customers in demand response programs. Further, some markets, such as New York, have regulatory structures that do not yet include demand response as a qualifying resource for purposes of short-term reserve requirements known as ancillary services. As part of our business strategy, we intend to expand into additional regional electricity markets. However, the combination of excess electric generation capacity and unfavorable regulatory structures could limit the number of regional electricity markets available to us for expansion. Unfavorable regulatory decisions in markets where we currently operate could also negatively affect our business. For example, regulators could modify market rules in certain areas to further limit the use of back-up generators in demand response markets or could implement bidding caps that could lower our revenue opportunities. A limit on back-up generators would mean that some of the capacity reductions we aggregate from end-use customers willing to reduce consumption from the grid by activating their own back-up generators during demand response events would not qualify as capacity, and we would have to find additional sources of capacity from end-use customers willing to reduce load by curtailing consumption rather than by generating electricity themselves.

We face pricing pressure relating to electric capacity made available to grid operators and utilities and in the percentage or fixed amount paid to commercial, institutional and industrial customers for making capacity available, which could adversely affect our results of operations and financial position and delay or prevent our future profitability.

        The rapid growth of the clean and intelligent power solutions sector is resulting in increasingly aggressive pricing, which could cause the prices for clean and intelligent power solutions to decrease over time. Our grid operator and utility customers may switch to other clean and intelligent power solutions providers based on price, particularly if they perceive the quality of our competitors' products or services to be equal or superior to ours. Continued decreases in the price of capacity by our competitors could result in a loss of grid operator and utility customers or a decrease in the growth of our business, or it may require us to lower our prices for capacity to remain competitive, which would result in reduced revenues and lower profit margins and would adversely affect our results of operations and financial position and delay or prevent our future profitability. Continued increases in the percentage or fixed amount paid to commercial, institutional and industrial customers by our competitors for making capacity available could result in a loss of commercial, institutional and industrial customers or a decrease in the growth of our business. It also may require us to increase the percentage or fixed amount we pay to our commercial, institutional and industrial customers to remain competitive, which would result in increases in the cost of revenues and lower profit margins and would adversely affect our results of operations and financial position and delay or prevent our future profitability.

Our inability to protect our intellectual property could negatively affect our business and results of operations.

        Our ability to compete effectively depends in part upon the maintenance and protection of the intellectual property related to our demand response solutions. We hold only one issued patent. Patent protection is unavailable for certain aspects of the technology and operational processes that are important to our business. Any patent held by us or to be issued to us, or any of our pending patent applications, could be challenged, invalidated, unenforceable or circumvented. Moreover, some of our trademarks which are not in use may become available to others. To date, we have relied principally on copyright, trademark and trade secrecy laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our intellectual property. However, we have not obtained confidentiality agreements from all of our customers and vendors and although we have entered into confidentiality agreements with all of our employees, we cannot be certain that these agreements will be honored. Some of our confidentiality agreements are not in writing, and some customers are subject to laws and regulations that require them to disclose information that we would otherwise seek to keep confidential. Policing unauthorized use of our intellectual property is difficult and expensive, as is enforcing our rights against unauthorized use. The steps that we have taken or may take may not prevent misappropriation of the intellectual property on which we rely. In addition, effective protection may be unavailable or limited if we expand to other jurisdictions outside the United States, as the intellectual property laws of foreign countries sometimes offer less protection or have onerous filing requirements. From time to time, third parties may infringe our intellectual property rights. Litigation may be necessary to enforce or protect our rights or to determine the validity and scope of the rights of others. Any litigation could be unsuccessful, cause us to incur substantial costs, divert resources away from our daily operations, and result in the impairment of our intellectual property. Failure to adequately enforce our rights could cause us to lose rights in our intellectual property and may negatively affect our business.

We may be subject to damaging and disruptive intellectual property litigation related to allegations that our demand response and energy management solutions infringe on intellectual property held by others, which could result in the loss of use of those solutions.

        Third-party patent applications and patents may be applicable to our clean and intelligent power solutions. As a result, third-parties may in the future make infringement and other allegations that could subject us to intellectual property litigation relating to our solutions, which litigation could be time-consuming and expensive, divert attention and resources away from our daily operations, impede or prevent delivery of our solutions, and require us to pay significant royalties, licensing fees and damages. In addition, parties making infringement and other claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our solutions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, or at all.

If our information technology systems fail to adequately gather and assess data used in providing our clean and intelligent power solutions, or if we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected.

        The efficient operation of our business is dependent on our information technology systems. We rely on our information technology systems to effectively control the devices which enable our demand response solutions; gather and assess data used in providing our energy management solutions; manage relationships with our customers; and maintain our research and development data. The failure of our information technology systems to perform as we anticipate could disrupt our business and product development and make us unable, or severely limit our ability, to respond to demand response events. In addition, our information technology systems are vulnerable to damage or interruption from:

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  earthquake, fire, flood and other natural disasters;

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  terrorist attacks and attacks by computer viruses or hackers;

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  power loss; and

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  computer systems, Internet, telecommunications or data network failure.

        Although our information technology systems have fail-over redundancy where they are housed, we do not have geographic fail-over redundancy. Any interruption in the operation of our information technology systems could result in decreased revenues under our demand response contracts and energy management contracts and commitments, reduced margins on revenues where fixed payments are due to our commercial, institutional, and industrial customers, reductions in our demonstrated capacity levels going forward, customer dissatisfaction and lawsuits and could subject us to penalties, any of which could have a material adverse effect on our business, financial condition and results of operations.

We depend on the electric power industry for revenues and, as a result, our operating results have experienced, and may continue to experience, significant variability due to volatility in electric power industry spending and other factors affecting the electric utility industry, such as seasonality of peak demand.

        We currently derive substantially all of our revenues from the sale of demand response solutions, directly or indirectly, to the electric power industry. Purchases of our demand response solutions by grid operators or electric utilities may be deferred or cancelled as a result of many factors, including mergers and acquisitions involving electric utilities, changing regulations, fluctuations in interest rates and increased electric utility capital spending on traditional supply-side resources. In addition, sales of capacity in open markets are particularly susceptible to variability based on changes in the spending patterns of our grid operator and utility customers and on associated fluctuating market prices for capacity. In addition, peak demand for electricity and other capacity constraints tend to be seasonal. Peak demand in the United States tends to be most extreme in warmer months. Hence, some capacity markets yield higher prices for capacity during these warmer months. As a result, our demand response revenues can be seasonal. For example, in 2006, our demand response revenues in the third quarter were higher than our demand response revenues in the fourth quarter. Further, occasional events, such as a spike in natural gas prices, can lead grid operators and utilities to implement short-term calls for demand response capacity to respond to these events, but we cannot be sure that such calls will continue or that we will be in a position to generate revenues when they do occur. In the first quarter of 2006, we earned $3.6 million under the Demand Response Winter Supplemental Program, a temporary demand response program established by ISO New England Inc. in response to an anticipated shortage in natural gas resulting from Hurricanes Katrina and Rita. We have experienced, and may in the future experience, significant variability in our revenues, on both an annual and a quarterly basis, as a result of these and other factors. Pronounced variability or an extended period of reduction in spending by grid operators and utilities, or continued requests from grid operators and utilities to pay for demand response capacity at prices that are not equal on a monthly or quarterly basis over the course of a contract year, could negatively impact our business and make it difficult for us to accurately forecast our future sales, which could lead to increased spending by us that does not result in increases in revenues.

Electric power industry sales cycles can be lengthy and unpredictable and require significant employee time and financial resources with no assurances that we will realize revenues.

        Sales cycles with grid operator and utility customers are generally long and unpredictable. The grid operators and utilities that are our potential customers generally have extended budgeting, procurement and regulatory approval processes. They also tend to be risk averse and tend to follow industry trends rather than be the first to purchase new products or services, which can extend the lead time for or prevent acceptance of new products or services such as our demand response solutions. Accordingly, our potential customers may take longer to reach a decision to purchase services. This extended sales process requires the dedication of significant time by our personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. It is not unusual for a grid operator or utility customer to go through the entire sales process and not accept any proposal or quote.

An increased rate of terminations by our commercial, institutional and industrial customers, or their failure to renew contracts when they expire, would negatively impact our business by reducing our revenues and requiring us to spend more money to maintain and grow our commercial, institutional and industrial customer base.

        Our ability to provide demand response capacity under our demand response contracts depends on the number of commercial, institutional and industrial customers who enter into agreements with us to reduce electricity consumption on demand and the levels of consumption which those customers agree to reduce. The average annual rate of terminations by our commercial, institutional and industrial customers in 2004, 2005 and 2006 was less than 1%. If this termination rate increases, or if customers do not renew their contracts as they expire, we will need to acquire additional commercial, institutional and industrial customers or expand our relationships with existing commercial, institutional and industrial customers in order to maintain our revenues and grow our business. The loss of revenues resulting from terminations could be significant, and limiting customer terminations is an important factor in our ability to achieve future profitability. If we are unsuccessful in controlling our commercial, institutional and industrial customer terminations, we may be unable to acquire a sufficient number of new customers or we may incur significant costs to replace customers, which could cause our revenues to decrease and our cost of revenues to increase, and delay or prevent our profitability.

The success of our businesses depends in part on our ability to develop new clean and intelligent power solutions and increase the functionality of our current demand response and energy management solutions.

        The market for demand response and energy management solutions is characterized by rapid technological changes, frequent new software introductions, Internet-related technology enhancements, uncertain product life cycles, changes in customer demands, and evolving industry standards and regulations. We may not be able to successfully develop and market new clean and intelligent power solutions that comply with present or emerging industry regulations and technology standards. Also, any new regulation or technology standard could increase our cost of doing business.

        From time to time, our customers have expressed a need for increased functionality in our solutions. In response, and as part of our strategy to enhance our clean and intelligent power solutions and grow our business, we plan to continue to make substantial investments in the research and development of new technologies. Our future success will depend in part on our ability to continue to design new, competitive clean and intelligent power solutions, enhance our existing demand response and energy management solutions and provide new, value-added services to our customers. Initiatives to develop new solutions will require continued investment, and we may experience unforeseen problems in the performance of our technologies and operational processes, including new technologies and operational processes that we develop and deploy, to implement our solutions. In addition, software addressing the procurement and management of energy assets is complex and can be expensive to develop, and new software and software enhancements can require long development and testing periods. If we are unable to develop new clean and intelligent power solutions or enhancements to our existing demand response and energy management solutions on a timely basis, or if the market does not accept such solutions, we will lose opportunities to realize revenues and customers and our business and results of operations will be adversely affected.

Any internal or external security breaches involving our demand response and energy management solutions could harm our reputation, and even the perception of security risks of our solutions or the transmission of data over the Internet, whether or not valid, could inhibit market acceptance of our solutions and cause us to lose customers.

        We and our customers use our demand response and energy management solutions to compile and analyze sensitive or confidential information related to our customers. In addition, some of our demand response and energy management solutions allow us to remotely control equipment at commercial, institutional and industrial locations. Our demand response and energy management solutions rely on the secure transmission of proprietary data over the Internet for some of their functionality. Well-publicized compromises of Internet security could have the effect of substantially reducing confidence in the Internet as a medium of data transmission. The occurrence or perception of security breaches in our demand response and energy management solutions or our customers' concerns about Internet security or the security of our solutions, whether or not they are warranted, could have a material adverse effect on our business, harm our reputation, inhibit market acceptance of our demand response and energy management solutions and cause us to lose customers, any of which could have a material adverse effect on our financial condition and results of operations.

        We may come into contact with sensitive consumer information or data when we perform operational, installation or maintenance functions for our customers. Even the perception that we have improperly handled sensitive, confidential information could have a negative effect on our business. If, in handling this information, we fail to comply with privacy or security laws, we could incur civil liability to government agencies, customers and individuals whose privacy is compromised. In addition, third parties may attempt to breach our security or inappropriately use our demand response and energy management solutions through computer viruses, electronic break-ins and other disruptions. If a breach is successful, confidential information may be improperly obtained, and we may be subject to lawsuits and other liabilities.

We may require significant additional capital to pursue our growth strategy, but we may not be able to obtain additional financing on acceptable terms or at all.

        The growth of our business will depend on substantial amounts of additional capital for marketing and product development of our demand response and energy management solutions. Our capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new solutions and enhancements to existing solutions, and our expansion of sales and marketing and product development activities. In addition, we may consider strategic acquisitions of complementary businesses or technologies to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. Because of our losses, we do not fit traditional credit lending criteria. We may not be able to obtain loans or additional capital on acceptable terms or at all. Moreover, our current loan and security agreement contains restrictions on our ability to incur additional indebtedness, which, if not waived, could prevent us from obtaining needed capital. Any future credit facilities would likely contain similar restrictions. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all. A failure to obtain additional financing when needed could adversely affect our ability to maintain and grow our business.

Our loan and security agreement contains financial and operating restrictions that may limit our access to credit. If we fail to comply with covenants in our loan and security agreement, we may be required to repay our indebtedness thereunder, which may have an adverse effect on our liquidity.

        Provisions in our senior loan and security agreement with Bluecrest Capital Partners, L.P., or Bluecrest Capital, as assignee of Ritchie Capital Finance, L.L.C., impose restrictions on our ability to, among other things:

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  incur more debt;

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  pay dividends and make distributions;

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  redeem or repurchase capital stock;

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  create liens;

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  enter into transactions with affiliates; and

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  merge or consolidate.

        Our loan and security agreement also contains other customary covenants. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and could cause us to be unable to borrow under our loan and security agreement with Bluecrest Capital. In addition to preventing additional borrowings under our loan and security agreement, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under the agreement, which would require us to pay all amounts outstanding. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us, or at all.

Our ability to use our net operating loss carryforwards may be subject to limitation.

        Generally, a change of more than 50% in the ownership of a company's stock, by value, over a three year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company's ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of our common stock that we issue in this offering may be sufficient, taking into account prior or future shifts in our ownership over a three year period, to cause us to undergo an ownership change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for us.

We may not be able to identify suitable acquisition candidates or complete acquisitions successfully, which may inhibit our rate of growth, and acquisitions that we complete may expose us to a number of unanticipated operational and financial risks.

        In addition to organic growth, we intend to continue to pursue growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic market, add experienced management personnel and increase our service offerings. However, we may be unable to implement this growth strategy if we cannot identify suitable acquisition candidates, reach agreement on potential acquisitions on acceptable terms, successfully integrate personnel or assets that we acquire, or for other reasons. Our acquisition efforts may involve certain risks, including:

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  we may have difficulty integrating operations and systems;

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  key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

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  we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

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  we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

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  our ongoing business may be disrupted or receive insufficient management attention; and

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  we may not be able to realize the cost savings or other financial and operational benefits we anticipated.

        The process of negotiating acquisitions and integrating acquired products, services, technologies, personnel, or businesses might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition. In addition, if we are unable to integrate any acquired businesses, products or technologies effectively, our business, financial condition and results of operations may be materially adversely affected.

Our ability to provide bid bonds, performance bonds or letters of credit is limited and could negatively affect our ability to bid on or enter into significant long-term agreements.

        We are occasionally required to provide bid bonds or performance bonds to secure our performance under long-term contracts with our grid operator and utility customers. In addition, some of our customers also require collateral in the form of letters of credit to secure performance or to fund possible damages or true-up payments as the result of a failure to make available capacity at agreed levels or an event of default under our contracts with them. Our ability to obtain such bonds and letters of credit primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. As of March 31, 2007, we had $1.3 million of letters of credit outstanding. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our future revenues and business prospects.

If the software we use in providing our demand response and energy management solutions produces inaccurate information or is incompatible with the systems used by our customers, it could make us unable to provide our solutions, which could lead to a loss of revenues and trigger penalty payments.

        Our software is complex and, accordingly, may contain undetected errors or failures when introduced or subsequently modified. Software defects or inaccurate data may cause incorrect recording, reporting or display of information about the level of demand reduction at a commercial, institutional and industrial customer location, which could cause us to fail to meet our commitments to have capacity available. Although we have not incurred penalty payments or adjusted revenue in 2005 and 2006 for failures to have capacity available due to inaccurate software information, any such failures could cause us to be subject to penalty payments to our grid operator and utility customers or reduce revenue in the period the adjustment is identified and result in reductions in capacity payments under contracts in subsequent periods. In addition, such defects and inaccurate data may prevent us from successfully providing our energy management solutions, which would result in lost revenues. Software defects or inaccurate data may lead to customer dissatisfaction and our customers may seek to hold us liable for any damages incurred. As a result, we could lose customers, our reputation may be harmed and our financial condition and results of operations could be materially adversely affected.

        We currently serve a commercial, institutional and industrial customer base that uses a wide variety of constantly changing hardware, software applications and operating systems. Building control, process control and metering systems frequently reside on non-standard operating systems. Our demand response and energy management solutions need to interface with these non-standard systems in order to gather and assess data and to implement changes in electricity consumption. Our business depends on the following factors, among others:

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  our ability to integrate our technology with new and existing hardware and software systems, including metering, building control, process control, and distributed generation systems;

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  our ability to anticipate and support new standards, especially Internet-based standards and building control system protocol languages; and

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  our ability to integrate additional software modules under development with our existing technology and operational processes.

        If we are unable to adequately address any of these factors, our results of operations and prospects for growth and profitability could be materially adversely effected.

We may face certain product liability or warranty claims if we disrupt our customers' networks or applications.

        For some of our current and planned solutions, our software and hardware is integrated with our customers' networks and software applications. The integration of our software and hardware may entail the risk of product liability or warranty claims based on disruption to these networks or applications. In addition, the failure of our software and hardware to perform to customer expectations could give rise to warranty claims against us. Any of these claims, even if without merit, could result in costly litigation or divert management's attention and resources. Although we carry general liability insurance, our current insurance coverage could be insufficient to protect us from all liability that may be imposed under these types of claims. A material product liability claim may seriously harm our results of operations.

Risks Related to Our Common Stock and this Offering

We expect our quarterly revenues and operating results to fluctuate. If we fail to meet the expectations of market analysts or investors, the market price of our common stock could decline substantially.

        Our quarterly revenues and operating results have fluctuated in the past and may vary from quarter to quarter in the future. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenues and operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline substantially.

        Our quarterly revenues and operating results may vary depending on a number of factors, including:

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  demand for and acceptance of our clean and intelligent power solutions;

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  delays in the implementation and delivery of our clean and intelligent power solutions, which may impact the timing of our recognition of revenues;

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  delays or reductions in spending for clean and intelligent power solutions by our customers and potential customers;

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  the long lead time associated with securing new customer contracts;

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  the mix of our revenues during any period, particularly on a regional basis, since local payments for demand response capacity tend to vary according to the level of available capacity in given regions;

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  the termination of existing contracts with grid operator and utility customers;

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  development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

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  the pricing terms of some long-term capacity contracts that provide for higher payments during warmer months and lower payments during the rest of the year;

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  temporary capacity programs that could be implemented by grid operators and utilities to address short-term capacity deficiencies, such as the 2006 Demand Response Winter Supplemental Program in New England after Hurricanes Katrina and Rita;

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  changes in open market rules and pricing for demand response capacity; and

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  increased expenditures for sales and marketing, software development and other corporate activities.

We do not intend to pay dividends on our common stock.

        We have not declared or paid any cash dividends on our common stock to date, and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the development, operation and growth of our business. In addition, our loan and security agreement prohibits us from paying dividends and future loan agreements may also prohibit the payment of dividends. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, business opportunities, contractual restrictions and other factors deemed relevant. To the extent we do not pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in our common stock.

Shares eligible for future sale may cause the market price for our common stock to decline even if our business is doing well.

        Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital in the future through the sale of our equity securities. Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, we are authorized to issue up to 50,000,000 shares of common stock, of which 17,408,104 shares of common stock will be outstanding following this offering. Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. In addition, 10,270,253 shares of common stock will become freely tradeable immediately upon the termination of the lock-up agreements described below and an additional 3,382,897 shares of common stock will become freely tradeable thereafter, assuming no exercise of any outstanding warrants or options as of April 30, 2007. Certain of our stockholders will be able to cause us to register common stock that they own under the Securities Act pursuant to registration rights that are described in "Certain Relationships and Related Transactions—Registration Rights." We also intend to register all shares of common stock that we may issue under our Amended and Restated 2003 Stock Option and Incentive Plan, or 2003 Stock Plan, and our 2007 Stock Option and Incentive Plan, or 2007 Stock Plan.

        Our executive officers and directors and most of our stockholders have entered into lock-up agreements described under the caption "Underwriting," pursuant to which they have agreed, subject to certain exceptions and extensions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 180 days from the date of this prospectus or to exercise registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by the underwriters, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock. See "Shares Eligible for Future Sale."

Provisions of our charter, bylaws, and Delaware law and of some of our employment arrangements may make an acquisition of us or a change in our management more difficult and could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

        Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering could discourage, delay, or prevent a merger, acquisition, or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

  •
  allow the authorized number of directors to be changed only by resolution of our board of directors;

  •
  require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;

  •
  establish a classified board of directors, providing that not all members of the board be elected at one time;

  •
  authorize our board of directors to issue, without stockholder approval, blank check preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

  •
  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

  •
  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

  •
  establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

  •
  limit who may call stockholder meetings; and

  •
  require the approval of the holders of 75% of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our amended and restated certificate of incorporation and restated bylaws.

        Some of our employment arrangements and restricted stock and incentive stock option agreements provide for severance payments and accelerated vesting of benefits, including accelerated vesting of restricted stock and options, upon a change of control. This offering will not constitute a change of control under such agreements. These provisions may discourage or prevent a change of control.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934 and the Nasdaq Global Market, will require greater resources, increase our costs and distract our management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        As a public company with equity securities listed on the Nasdaq Global Market, we will need to comply with statutes and regulations of the Securities and Exchange Commission, or SEC, and requirements of the Nasdaq Global Market, with which we were not required to comply prior to this offering. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will substantially increase our costs and expenses. We will need to:

  •
  institute a more comprehensive compliance function;

  •
  prepare and distribute periodic and current public reports in compliance with our obligations under the federal securities laws;

  •
  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

  •
  establish and maintain appropriate committees of our board of directors;

  •
  involve and retain to a greater degree outside counsel and accountants in the above activities; and

  •
  establish and maintain an investor relations function, including the provision of certain information on our website.

        In addition, as a public company we expect that we will incur substantially higher costs to obtain director and officer liability insurance policies. These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

Our failure to maintain adequate internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 or prevent or detect material misstatements in our annual or interim consolidated financial statements in the future could materially harm our business and cause our stock price to decline.

        As a public company, our internal control over financial reporting will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, we will be required to document and test our internal controls and procedures to assess the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to report on management's assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting. If we are unable to maintain effective control over financial reporting, such conclusion would be disclosed in our Annual Report on Form 10-K for the year ending December 31, 2008. In the future, we may identify material weaknesses and deficiencies which we may not be able to remediate in a timely manner. If we fail to maintain effective internal control over financial reporting in accordance with Section 404, we will not be able to conclude that we have and maintain effective internal control over financial reporting or our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Global Market, and investors may lose confidence in our financial information, which in turn could cause the market price of our common stock to decrease. We may also be required to restate our financial statements from prior periods. In addition, testing and maintaining internal control in accordance with Section 404 will require increased management time and resources. Any failure to maintain effective internal control over financial reporting could impair the success of our business and harm our financial results, and you could lose all or a significant portion of your investment.

Purchasers of common stock will experience immediate and substantial dilution.

        Based on the initial public offering price of $26.00 per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution in the net tangible book value per share of common stock of $20.79 per share from the offering price. Investors purchasing common stock in this offering will contribute approximately 77% of the total amount invested by stockholders since inception, but will only own approximately 20% of the shares of common stock outstanding. In addition, following this offering we will also have a significant number of outstanding warrants and options to purchase our common stock, with the options having exercise prices significantly below the initial public offering price of our common stock. You will incur further dilution if outstanding options or warrants to purchase common stock are exercised. In addition, our amended and restated certificate of incorporation that will be in effect upon the completion of this offering allows us to issue significant numbers of additional shares, including shares that may be issued under the 2003 Stock Plan and the 2007 Stock Plan, which could result in further dilution to purchasers of our common stock in this offering.

Insiders will continue to have substantial control over us, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or the board of directors.

        After this offering, our directors, executive officers and principal stockholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 72.9% of our outstanding common stock, or approximately 70.6% if the underwriters' over-allotment option is exercised in full. As a result, these stockholders, if acting together, will have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these persons, if acting together, will have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

  •
  delaying, deferring, or preventing a change of control;

  •
  entrenching our management and/or the board of directors;

  •
  impeding a merger, consolidation, takeover, or other business combination involving us;

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

        In addition, Delaware law limits the protection afforded minority stockholders, and we do not intend to enact provisions that may be beneficial to minority holders, such as cumulative voting.

There has been no active trading market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or other markets on which we may choose to list or how liquid such markets might become. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Management will retain broad discretion over the use of the net proceeds from this offering. Stockholders may not agree with such uses and our use of the proceeds may not yield a significant return or any return at all for our stockholders. The failure by our management to apply these funds effectively could have a material adverse effect on our business.

        We intend to use the proceeds from this offering to fund the expansion of our business into new regions and expand our customer base, to finance research and development, to repay indebtedness, to fund cash consideration for future acquisitions and for other general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. For a further description of our intended use of the proceeds of the offering, see "Use of Proceeds."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would," and similar expressions identify forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward-looking statements are reasonable, these plans, intentions, or expectations are based on assumptions, are subject to risks and uncertainties and may not be achieved. Our actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. These statements include, among other things, statements relating to:

  •
  our estimates of market sizes and anticipated uses of our demand response and other energy management solutions;

  •
  our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements, liquidity, the sufficiency of our cash resources and our needs for additional financing;

  •
  our ability to market, commercialize, and achieve market acceptance for our demand response and other energy management solutions;

  •
  our anticipated use of the proceeds of this offering;

  •
  our business strategy and our underlying assumptions about trends in the electric power industry and about market data, including the availability of electric power supply and transmission and distribution constraints;

  •
  our estimates regarding what percentage of electric industry infrastructure is constructed to meet peaks in demand for electricity;

  •
  our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and

  •
  management's goal, expectations and objectives and other similar expressions concerning matters that are not historical facts.

        Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

  •
  changes in the available demand response capacity provided by our programs;

  •
  loss of a significant customer;

  •
  our dependence on the electric utility industry;

  •
  our ability to realize the benefits of our long-term contracts with grid operators and utilities;

  •
  technological developments that reduce peak demand or increase power supplies;

  •
  changes in general economic conditions and capital markets;

  •
  actions of customers and competitors;

  •
  disruptions due to equipment interruption or failure at third-party manufacturing facilities or on third-party networks;

  •
  execution of planned capital projects;

  •
  effects of current and future local, state, federal and provincial laws, policies and regulations;

  •
  the costs associated with being a public company and our ability to comply with the internal control and reporting obligations of public companies;

  •
  our ability to retain key personnel; and

  •
  other factors discussed in more detail under "Risk Factors."

        Potential investors are urged to consider these factors and the other factors described under "Risk Factors" carefully in evaluating any forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can provide no assurance that such plans, intentions or expectations will be achieved. These statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, many of which are beyond our control.

        Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 3,525,000 shares of our common stock in this offering, based on the initial public offering price of $26.00 per share, will be approximately $81.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We plan to use these net proceeds to fund the expansion of our business into new regions and expand our customer base, to finance research and development, to fund cash consideration for future acquisitions and for other general corporate purposes. We have no present understandings, commitments or agreements to acquire any businesses or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders.

        We also may use a portion of the net proceeds to us to repay some or all of our outstanding borrowings under our loan and security agreement with Bluecrest Capital, though we have not determined if we will do so at this time. Borrowings under our loan and security agreement currently bear interest at (a) the greater of 5.22% or the yield on three-year U.S. Treasury Notes on the date of the loan plus (b) in the case of our term loans, 655 basis points per annum, and in the case of our equipment loans, 695 basis points per annum. Our loan and security agreement provides for a term loan facility and an equipment term loan facility. The initial $5.0 million we borrowed under the term loan facility matures on a 36 month amortization schedule, beginning on April 1, 2007. The $2.5 million we borrowed on March 20, 2007 will mature on a 36 month amortization schedule. Borrowings made under the equipment term loan facility in connection with demand response sales and service agreements or other similar agreements, other than those made with Connecticut Light and Power Company, will mature on an 84 month amortization schedule, beginning on the first business day following the date of funding. Borrowings made under the equipment term loan facility that are not made in connection with demand response sales and service agreements or other similar agreements, or that are made in connection with demand response sales and service contracts with Connecticut Light and Power Company, will mature on a 36 month amortization schedule from the date of the relevant borrowing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility Borrowings."

        We have not yet determined the amount of our remaining net proceeds to be used specifically for any of the foregoing purposes. Accordingly, management will have flexibility in applying our remaining net proceeds of this offering. Pending their use, we intend to invest our net proceeds from this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

        We have never paid or declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant. The terms of our current loan and security agreement with Bluecrest Capital preclude us, and the terms of any future debt or credit facility may preclude us, from paying dividends.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2007:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our outstanding preferred stock into 9,499,556 shares of common stock, the net exercise of a warrant to acquire 26,447 shares of our common stock, the sale of the shares of common stock by us in this offering at the initial public offering price of $26.00 per share and the effectiveness of our amended and restated certificate of incorporation that will be effective upon completion of this offering, as if such transactions occurred on March 31, 2007.

        For purposes of the pro forma as adjusted column of the capitalization table below, we have assumed the net proceeds from this offering will be $81.5 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        In addition, the table excludes the following:

  •
  134,472 shares of common stock that we may issue upon exercise of outstanding warrants as of March 31, 2007 with an exercise price of $0.17 per share;

  •
  2,758,949 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $1.73 per share;

  •
  282,372 shares of common stock reserved for future awards under the 2003 Stock Plan as of March 31, 2007, which terminates upon completion of this offering; and

  •
  2,600,000 shares of common stock to be reserved for future awards under the 2007 Stock Plan, which becomes effective upon completion of this offering.

        You should read this table in conjunction with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2007 (unaudited)
	Actual	Pro Forma as adjusted
	(dollars in thousands, except per share amounts)
Long-term debt, including current portion	$7,688	$7,688

Redeemable convertible preferred stock warrant liability	606	—

Redeemable Convertible Preferred Stock:
Series A Redeemable Convertible Preferred Stock, $0.001 par value per share; 713,118 shares authorized, issued, and outstanding at redemption value, actual; no shares authorized, issued and outstanding, pro forma as adjusted	831	—
Series A-1 Redeemable Convertible Preferred Stock, $0.001 par value per share; 916,212 shares authorized, issued, and outstanding at redemption value, actual; no shares authorized, issued and outstanding, pro forma	1,739	—
Series B Redeemable Convertible Preferred Stock, $0.001 par value per share; 1,177,097 shares authorized, 1,177,097 issued and outstanding at redemption value, actual; no shares authorized, issued and outstanding, pro forma	7,690	—
Series B-1 Redeemable Convertible Preferred Stock, $0.001 par value per share; 296,632 shares authorized, 277,778 shares issued and outstanding at redemption value, actual; no shares authorized, issued and outstanding, pro forma as adjusted	2,696	—
Series C Redeemable Convertible Preferred Stock, $0.001 par value per share; 271,346 shares authorized, 271,346 issued and outstanding at redemption value, actual; no shares authorized, issued or outstanding, pro forma as adjusted	14,944	—
Stockholders' (deficit) equity:
Common stock, $0.001 par value per share; 17,413,394 shares authorized, 4,292,587 shares issued and 4,188,194 shares outstanding, actual; 50,000,000 shares authorized, 17,343,590 shares issued and 17,239,197 shares outstanding, pro forma as adjusted	4	17
Additional paid-in capital	1,381	111,359
Accumulated deficit	(13,891)	(13,891)
Less: Treasury stock, 104,393 shares at cost	(395)	(395)

Total stockholders' (deficit) equity	$(12,901)	$97,090

Total capitalization	$23,293	$104,778

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock. The information provided below assumes conversion of all our preferred stock into common stock and the effectiveness of a 2.831 for 1 stock split of our common stock.

        As of March 31, 2007, our net tangible book deficit was approximately $20.1 million, or approximately $4.80 per share. Net tangible book deficit per share represents the amount of total tangible assets less our total liabilities, including our Redeemable Convertible Preferred Stock, divided by the number of shares outstanding.

        On a pro forma as adjusted basis, after giving effect to the conversion of 3,355,551 shares of our preferred stock into 9,499,556 shares of our common stock, the net exercise of the warrant to acquire 26,447 shares of our common stock and the sale of 3,525,000 shares of common stock in this offering at the initial public offering price of $26.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $89.9 million, or $5.21 per share. This represents an immediate increase in pro forma net tangible book value from this offering of $4.60 per share to our existing stockholders and an immediate dilution of $20.79 per share to new investors purchasing common stock in this offering.

        The following table illustrates this dilution to new investors on a per share basis:

Initial public offering price per share		$26.00
Net tangible book (deficit) per share before the offering	(4.80)
Impact on net tangible book value per share attributable to the net exercise of a preferred stock warrant and the conversion of our outstanding convertible preferred stock	5.41

Net tangible book value per share subsequent to the net exercise of a preferred stock warrant and the conversion of our outstanding convertible preferred stock	0.61
Impact on net tangible book value per share of this offering	4.60

Pro forma net tangible book value per share after this offering		5.21

Dilution in net tangible book value per share to new investors		$20.79

        The following table summarizes, as of March 31, 2007, the differences between the number of shares of common stock owned by existing stockholders and to be owned by new public investors, the aggregate cash consideration paid to us and the average price per share paid by our existing stockholders and to be paid by new public investors purchasing shares of common stock in this offering at the initial public offering price of $26.00 per share.

	Shares Purchased(1)		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	13,714,197	80%	$27,891,852	23%	$2.03
New public investors	3,525,000	20%	91,650,000	77%	$26.00

Total	17,239,197	100%	$119,541,852	100%	$6.93

(1)
The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

        If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to approximately 4,087,500 shares, or approximately 23% of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately 77% of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $5.81 and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $20.19.

SELECTED HISTORICAL FINANCIAL DATA

        The following tables set forth our selected historical financial data for the periods indicated. EnerNOC, Inc., a Delaware corporation, was incorporated on June 5, 2003. Prior to that date we operated as EnerNOC, LLC, a New Hampshire limited liability company that was formed in December 2001, however, operations did not commence until 2002. The selected statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements and related notes thereto included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2003 and 2004 has been derived from our audited financial statements and related notes thereto not included in this prospectus. The selected historical financial data as of and for the year ended December 31, 2002 has been derived from our unaudited financial statements not included in this prospectus. The selected historical financial data as of and for the three months ended March 31, 2007 has been derived from our unaudited financial statements and related notes thereto included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 2006 and 2007 and the summary balance sheet data as of March 31, 2007 have been derived from our unaudited financial statements and related notes thereto, which are included elsewhere in this prospectus and, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair statement of the data for that period. The summary balance sheet data as of March 31, 2006 has been derived from our unaudited financial statements not included in this prospectus. The selected historical financial data for the three months ended March 31, 2007 are not indicative of the results that may be attained for the full year.

        The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)					(unaudited)
Statement of Operations Data:
Revenues	$—	$15	$819	$9,826	$26,100	$5,114	$9,971
Cost of revenues	—	9	362	4,190	16,839	4,414	7,065

Gross profit	—	6	457	5,636	9,261	700	2,906
Selling and marketing expenses	—	58	751	2,228	5,932	873	3,067
General and administrative expenses	9	254	835	4,211	8,000	1,497	3,466
Research and development expenses	16	271	778	981	955	332	341

Loss from operations	(25)	(577)	(1,907)	(1,784)	(5,626)	(2,002)	(3,968)
Interest and other income (expense), net	—	—	14	78	(145)	(23)	154

Net loss	$(25)	$(577)	$(1,893)	$(1,706)	$(5,771)	$(2,025)	$(3,814)

Net loss per share, basic and diluted	$(0.09)	$(0.20)	$(0.67)	$(0.56)	$(1.60)	$(0.59)	$(0.91)

Balance Sheet Data:
Cash and cash equivalents	$1	$167	$213	$9,719	$9,184	$6,119	$12,581
Total assets	1	328	2,776	19,651	29,950	19,565	43,550
Total long-term debt, including current portion	—	—	1,750	1,989	5,200	1,812	7,688
Redeemable convertible preferred stock warrant liability	—	—	—	—	606	—	606
Total redeemable convertible preferred stock and stockholders' deficit	(25)	199	51	6,101	8,608	4,105	14,999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under "Risk Factors" and elsewhere in this prospectus. You should read "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Overview

        We are a leading developer and provider of clean and intelligent, power solutions. We use our Network Operations Center, or NOC, to remotely manage and reduce electricity consumption across a network of commercial, institutional and industrial customer sites to enable a more information-based and responsive, or intelligent, electric power grid. Our customers are electric power grid operators and utilities, as well as commercial, institutional and industrial end-users of electricity. Our demand response and energy management solutions help optimize the balance of electric supply and demand and create a lower risk and more environmentally sound alternative to building additional power plants and transmission lines. Grid operators and utilities pay us a stream of recurring cash flows for managing demand response capacity that we share with participating end-use customers. We receive most of our revenues from grid operators and utilities and we make payments to end-users of electricity for both contracting to reduce electricity usage and actually doing so when called upon. In doing so, we establish a base of installed users for an expanding portfolio of technology-enabled energy management solutions.

        We operated as a New Hampshire limited liability company from December 2001 until June 2003, when we were incorporated in Delaware. From our incorporation in June 2003 through January 2007, we raised an aggregate of $28.1 million through the issuance of preferred stock in a series of financings, the proceeds of which we invested in expanding our research and development organization, building our sales, marketing, operations and administration functions, and acquiring complementary businesses and technologies. Our customer base has grown from 19 commercial, institutional and industrial customers with 70 sites in our network at the end of 2004 to over 375 end-use customers with approximately 1,308 sites in our network as of April 15, 2007. The demand response capacity we manage through our network has grown from 10 megawatts, or MW, at the end of 2004 to approximately 579 MW as of April 15, 2007. In addition, as of April 15, 2007, we have entered into three new utility contracts which are subject to regulatory approval and would enable us to enroll up to an additional 110 MW of demand response capacity. Our revenues have grown from $0.8 million in 2004 to $26.1 million in 2006.

        We made three acquisitions through December 31, 2006. In June 2005, we acquired Pinpoint Power DR, the demand response business of Pinpoint Power LLC. This acquisition increased our base of end-use customers and capacity under management in the New England region. To further strengthen our technology platform, we acquired certain assets and obligations of eBidenergy, Inc. from Trillium Capital Partners LLC in February 2006. In May 2006, we acquired substantially all of the assets of Celerity Energy Partners LLC, a demand response provider for grid operators and utilities, including all of the membership interests in Celerity Energy Partners San Diego LLC. This acquisition increased our base of end-use customers and capacity under management in California.

Revenues and Expense Components

  Revenues

        We derive recurring revenues from the sale of our demand response and energy management solutions. Our revenues from our demand response solutions consist primarily of capacity and energy payments. In certain markets we enter into long-term capacity contracts with grid operators and utilities, generally ranging from three to 10 years in duration, to deploy our demand response solutions. In addition, we derive revenues from demand response capacity we make available in open market programs, which are open market bidding opportunities established by grid operators or utilities. In these open market programs, grid operators and utilities seek bids from companies such as ours to provide demand response capacity based on prices offered in competitive bidding. These opportunities are generally characterized by flexible capacity commitments and prices that vary by month.

        Where we have a long-term contract, we receive periodic capacity payments, which may vary monthly or seasonally, based upon enrolled capacity and predetermined payment rates. Where we operate in open markets, our revenues from demand response capacity payments generally vary month-to-month based upon our enrolled capacity and the market payment rate. Under both long-term contracts and open market programs, we receive capacity payments regardless of whether we are called upon to reduce demand for electricity from the electric power grid. At least once per year we demonstrate our capacity either through a demand response event or a measurement and verification test. This demonstrated capacity is typically used to calculate the continuing periodic capacity payments to be made to us until the next demand response event or test establishes a new demonstrated capacity amount. In most cases, we also receive a second type of payment for the amount of energy usage we actually curtail from the grid; we call this an energy payment. The energy payment is based upon the amount of energy usage we actually reduce from the electricity grid in kilowatt hours during the demand response event.

        In accordance with SAB No. 101, as amended by SAB No. 104, in all of our arrangements, we do not recognize any revenues until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be probable. As the program rules may differ for each contract and/or region where we operate, we assess whether or not we have met the specific delivery requirements and defer revenues as necessary. In accordance with SAB No. 104, we recognize demand response revenues when we have provided verification to the grid operator or utility of our ability to deliver the committed capacity under the agreement. Committed capacity is verified through the results of an actual demand response event or a measurement and verification test. Once the capacity amount has been verified, the revenues are recognized and future revenues become fixed and determinable and are recognized monthly until the next verification event. In subsequent verification events, if our verified capacity is below the previously verified amount, the customer will reduce future payments based on the adjusted verified capacity amounts. The payments received from the customer can be decreased or increased, up to the committed capacity amounts under the agreement, in connection with subsequent verification events. Revenues recognized between demand response events or tests are not subject to penalty or customer refund.

        Our energy management solutions include demand response audits where we evaluate end-use customers' energy utilization and operating flexibility to determine potential savings opportunities from implementing demand response, conserving energy and limiting peak demand. We receive a fee from our electric grid operator and utility customers for each audit typically based upon a rate times the amount of kilowatts, or kW, we identify that can be reduced from the electric power grid. We also use our PowerTrak platform to deliver energy analytics and control, energy procurement services and emissions tracking and trading support. We generally receive either a subscription-based fee or a percentage savings fee for these energy management solutions. We have yet to earn substantial revenues from these energy management solutions.

        A majority of our revenues have been generated from contracts with, and open market sales to, ISO New England Inc., a grid operator customer. This customer accounted for 86%, 65% and 60% of our total revenues in 2005 and 2006 and the three months ended March 31, 2007, respectively. Moreover, revenues from our three largest grid operator and utility customers represented approximately 88%, 93% and 95% of our total revenues in 2005 and 2006 and the three months ended March 31, 2007, respectively. The termination of these contracts or key customer relationships could have a material adverse effect on our business. However, we anticipate that our dependence on these customer relationships will decrease as we expand further into existing geographic markets and continue to extend our network to encompass new markets.

        More than half of our revenues are derived from three fixed price contracts, two with ISO New England Inc. and one with Connecticut Light and Power Company. In 2005 and 2006 and the three months ended March 31, 2007, these contracts accounted for approximately 86%, 62% and 47%, respectively, of our total revenues. Although we have entered into additional long-term contracts in different geographies and are regularly in discussion with our customers to extend our existing contracts, or enter into new contracts with these existing customers, the three major contracts described above expire in 2008.

        We have two contracts with ISO New England Inc., one of which has an initial termination date of May 31, 2008 and provides for extension of its term by one year at the option of ISO New England. We generated 25% of our 2006 revenues for services we provided under this contract. Under this contract, we provide demand response capacity to ISO New England from end-use customers who contract to reduce electricity consumption from the electric power grid on demand either by curtailing their demand for electricity or utilizing back-up generation instead of consuming electricity from the electric power grid. The amount of demand response capacity we are required to make available is referred to as our committed capacity. Our level of committed capacity under this contract is approximately 46 MW per month and we can provide and get paid for up to a maximum capacity of 51 MW per month. We receive monthly payments from ISO New England based upon our level of committed capacity at the time of the payment and the then current dollar amount per MW under the contract. The amount that we are paid per MW of committed capacity fluctuates based on the month for which payment is made, with the amount per MW being higher during the summer months of June through September than during the months of January through May and October through December, which are known as the shoulder months. Under the contract, we also receive an additional payment from ISO New England each time we are called upon to reduce electricity consumption by end-use customers from the electric power grid. These instances are known as demand response events. The amount of demand response capacity that we are able to deliver during a demand response event or to demonstrate the ability to deliver during one of the periodic verification tests that are performed is referred to as our demonstrated capacity. If our demonstrated capacity is below our committed capacity during a demand response event or during a verification test, we are required to make penalty payments based on the difference between our demonstrated and committed capacities. Additionally, the contract provides that ISO New England may reduce our monthly committed capacity payments going forward until the next verification test or demand response event, at which time the payment may be readjusted based upon our new demonstrated capacity. The contract requires that we post cash collateral as credit support, the amount of which decreases as we meet our capacity commitments over the life of the contract. In the event that we are unable to meet capacity commitments, portions of the cash collateral may be forfeited to ISO New England as liquidated damages. The amount of cash collateral we are currently required to post is de minimis.

        Our other contract with ISO New England Inc. has an initial termination date of May 31, 2008 and provides for extension of its term by one year at the option of ISO New England. We generated 17% of our 2006 revenues for services we provided under this contract. Under this contract, we provide demand response capacity to ISO New England from end-use customers who contract to reduce electricity consumption from the electric power grid on demand either by curtailing their demand for electricity or utilizing back-up generation instead of consuming electricity from the electric power grid. Our level of committed capacity under the contract increases over time, up to 30 MW per month, and we can provide and get paid for up to a maximum capacity of 110% of our committed capacity. We receive monthly payments from ISO New England based upon our level of committed capacity at the time of the payment and the then current dollar amount per MW under the contract. Under the contract, we also received an additional payment from ISO New England for demand response capacity that we deliver during each demand response event. If our demonstrated capacity is below our committed capacity during a demand response event or during a verification test, we are required to make penalty payments based on the difference between our demonstrated and committed capacities. Additionally, the contract provides that ISO New England may reduce our monthly committed capacity payments going forward until the next test or demand response event, at which time the payment may be readjusted based upon our new demonstrated capacity. The contract requires that we post cash collateral as credit support, the amount of which is reduced as we meet our capacity commitments over the life of the contract. In the event that we are unable to meet capacity commitments, portions of the remaining cash collateral may be forfeited to ISO New England as liquidated damages. The amount of cash collateral we are currently required to post is de minimis.

  Cost of Revenues

        Cost of revenues for our demand response solutions consists of payments we make to our commercial, institutional and industrial customers for their participation in our demand response network. We generally enter into one to five year contracts with our end-use customers under which we deliver recurring cash payments to them for the capacity they commit to make available on demand. We also generally make an additional payment when a customer reduces consumption of energy from the electric power grid. The equipment and installation costs for our devices at our commercial, institutional and industrial customer sites are capitalized and depreciated over the lesser of the remaining term of the contract or the estimated useful life of the equipment and this depreciation is also reflected in cost of revenues. Cost of revenues for energy management solutions include the wages and associated benefits we pay to our Certified Energy Managers and Professional Engineers for the performance of those services.

  Gross Profit

        Our gross profit has been, and will be, affected by many factors, including (a) the demand for our demand response and energy management solutions, (b) the selling price of our solutions, (c) our cost of revenues, (d) the introduction of new clean and intelligent power solutions and (e) our ability to open and enter new markets/regions and expand deeper into markets we already serve.

  Operating Expenses

        Operating expenses consist of selling and marketing, general and administrative, and research and development expenses. Personnel-related costs are the most significant component of each of these expense categories. We grew from eight employees at December 31, 2003 to 131 employees at March 31, 2007. We expect to continue to hire employees to support our growth.

        Selling and marketing expenses consist primarily of (a) salaries and related personnel costs, (b) commissions, (c) travel, lodging and other out-of-pocket expenses, (d) marketing programs such as trade shows, and (e) other related overhead. Commissions are recorded as expense when earned by the employee. We expect increases in selling and marketing expenses in absolute dollar terms for the foreseeable future as we further increase the number of sales professionals and, to a lesser extent, increase our marketing activities. We expect selling and marketing expenses to decrease as a percentage of total annual revenues as we leverage our current sales and marketing personnel.

        General and administrative expenses consist primarily of (a) salaries and related personnel costs related to our executive, finance, human resource, information technology and operations organizations, (b) facilities expenses, (c) accounting and legal professional fees, and (d) other related overhead. We expect general and administrative expenses to continue to increase in absolute dollar terms and as a percentage of total annual revenues for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a public company, including increased audit and legal professional fees, costs of compliance with securities and other regulations, investor relations expenses, and higher insurance premiums.

        Research and development expenses consist primarily of (a) salaries and related personnel costs related to our engineering organization, (b) payments to suppliers for design and consulting services, (c) costs relating to the design and development of new solutions and enhancement of existing solutions, (d) quality assurance and testing, and (e) other related overhead. During 2006 and through March 31, 2007, we have capitalized internal software and development costs of $1.2 million in accordance with SOP 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, and the amount is included in construction-in-progress at March 31, 2007. We intend to continue to invest in our research and development efforts. We expect research and development expenses to increase in absolute dollar terms for the foreseeable future and to decrease as a percentage of total revenues in the long term.

  Stock-Based Compensation

        Effective as of January 1, 2006, we adopted the requirements of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share Based Payment (SFAS No. 123(R)). SFAS No. 123(R) addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. We continue to evaluate the effect that the adoption of SFAS No. 123(R) will have on our financial position and results of operations. We currently expect that our adoption of SFAS No. 123(R) will adversely affect our operating results to some extent in future periods. For the year ended December 31, 2006 and the three months ended March 31, 2007, we recorded expenses of approximately $0.4 million and $0.6, respectively, in connection with share-based payment awards to employees. With respect to grants through March 31, 2007, a future expense of non-vested options of approximately $10.7 million is expected to be recognized over a weighted-average period of 3.7 years. In addition, for options granted in April 2007, we expect to recognize additional compensation expense of $2.9 million through 2011.

        On April 25, 2007, we made a grant to our chief executive officer and our president of a total 104,393 shares of our common stock that had been held in treasury at March 31, 2007. We expect to recognize $2.3 million as compensation expense associated with this grant in the second quarter of 2007.

  Interest and Other Income (Expense), Net

        Interest and other income (expense) consists primarily of interest income earned on cash balances. We historically have invested our cash in money market funds. Interest and other income (expense) also includes interest expense on our debt facilities.

Consolidated Results of Operations

  Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2007

  Revenues

        The following table summarizes our revenues for the three months ended March 31, 2006 and 2007 (dollars in thousands):

	Three Months Ended March 31,
			Percentage Change
	2006	2007
Revenues:
Demand response solutions	$5,097	$9,719	91%
Energy management solutions	17	252	1,382%

Total revenues	$5,114	$9,971	95%

        For the three months ended March 31, 2007, we had revenues of $10.0 million compared to $5.1 million for the three months ended March 31, 2006, an increase of $4.9 million, or 95%.

        Our demand response solutions revenues were $9.7 million for the three months ended March 31, 2007 compared to $5.1 million for the three months ended March 31, 2006, an increase of $4.6 million, or 91%. During the three months ended March 31, 2007, we increased our capacity under management in all operating regions. As of March 31, 2007, we had approximately 562 MW of electric capacity under management compared to 199 MW of electric capacity as of March 31, 2006.

        Our energy management solutions revenues were $252,000 for the three months ended March 31, 2007, compared to $17,000 for the three months ended March 31, 2006, an increase of $235,000, or 1,382% due to an increase in the number of audits performed.

  Gross Profit and Gross Margin

        The following table summarizes our gross profit and gross margin percentages for our demand response solutions for the three months ended March 31, 2006 and 2007 (dollars in thousands):

Three Months Ended March 31,
2006		2007
Gross Profit	Gross Margin	Gross Profit	Gross Margin
$700	14%	$2,906	29%

        Our gross profit was $2.9 million for the three months ended March 31, 2007 compared to $0.7 million for the three months ended March 31, 2006, an increase of $2.2 million, or 315%. Our gross margin for the three months ended March 31, 2007 was 29% compared to 14% for the three months ended March 31, 2006. Our gross margin in the first three months of 2006 was lower compared to the first three months of 2007 because ISO New England Inc. implemented its temporary Demand Response Winter Supplemental program, established in response to an anticipated shortage in natural gas resulting from Hurricanes Katrina and Rita. The program ran from December 2005 through March 2006. Due to the short-term nature of the program, we made payments to our commercial, institutional and industrial customers for their participation that were higher than those we offer in most of our long term programs resulting in lower gross margins associated with the program.

  Operating Expenses

        The following table summarizes our operating expenses for the three months ended March 31, 2006 and 2007 (dollars in thousands):

	Three Months Ended March 31,
			Percentage Change
	2006	2007
Operating Expenses:
Selling and marketing expenses	$873	$3,067	251%
General and administrative expenses	1,497	3,466	132%
Research and development expenses	332	341	3%
Total	2,702	6,874	154%

  Selling and Marketing Expenses

        Selling and marketing expenses were $3.1 million for the three months ended March 31, 2007 compared to $0.9 million for the three months ended March 31, 2006, an increase of $2.2 million, or 251%. The increase was primarily due to an increase of $1.8 million in employee related costs as the number of selling and marketing employees increased from 17 at March 31, 2006 to 55 at March 31, 2007. We also incurred an additional $0.4 million of external fees related to consulting, legal, marketing and research, public relations and other services to facilitate penetration into new markets and support growth in existing markets.

  General and Administrative Expenses

        General and administrative expenses were $3.5 million for the three months ended March 31, 2007 compared to $1.5 million for the three months ended March 31, 2006, an increase of $2.0 million, or 132%. The increase was primarily due to an increase of $1.2 million in employee related costs as the number of general and administrative employees increased from 20 at March 31, 2006 to 57 at March 31, 2007. The addition of larger office facilities, increases in non-capitalized computer expenses, professional fees and other general expenses to support operations resulted in $0.8 million of additional expenses.

  Research and Development Expenses

        Research and development expenses were $0.3 million for the three months ended March 31, 2007 compared to $0.3 million for the three months ended March 31, 2006. An increase in the number of research and development employees from 10 at March 31, 2006 to 19 at March 31, 2007 contributed to a $0.4 million increase in research and development expenses that was offset by $0.4 million of capitalized internal software and development costs.

  Interest and Other Income (Expense), Net

        Net interest and other income was $154,000 for the three months ended March 31, 2007 compared to net interest and other expense of $23,000 for the three months ended March 31, 2006. The change is primarily due to interest income of $136,000 related to higher average cash balances. This change was offset in part by an increase in interest expense of $45,000 from higher average debt balances outstanding during the three months ended March 31, 2007 compared to the three months ended March 31, 2006, which was offset by capitalized interest related to construction-in-progress.

  Income Taxes

        No provision for income taxes was recorded for either the three months ended March 31, 2007 or March 31, 2006. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of March 31, 2007 or March 31, 2006.

  Year ended December 31, 2005 Compared to Year ended December 31, 2006

  Revenues

        The following table summarizes our revenues for the year ended December 31, 2005 and 2006 (dollars in thousands):

	Year Ended December 31,
			Percentage Change
	2005	2006
Revenues:
Demand response solutions	$9,348	$25,747	175%
Energy management solutions	478	353	(26)%

Total revenues	$9,826	$26,100	166%

        For the year ended December 31, 2006, we had revenues of $26.1 million compared to $9.8 million for the year ended December 31, 2005, an increase of $16.3 million, or 166%.

        Our demand response solutions revenues were $25.8 million for the year ended December 31, 2006 compared to $9.3 million for the year ended December 31, 2005, an increase of $16.4 million, or 175%. During the year ended December 31, 2006, we increased our capacity under management in all operating regions and entered the territory covered by the grid operator PJM Interconnection, in the Mid-Atlantic and parts of the Mid-West. As of December 31, 2006, we had approximately 464 MW of demand response capacity under management compared to 137 MW of demand response capacity as of December 31, 2005.

        Our energy management solutions revenues were $0.4 million for the year ended December 31, 2006, compared to $0.5 million for the year ended December 31, 2005, a decrease of $0.1 million, or 26%. While our demand response audit activity increased by $0.2 million during the year ended December 31, 2006 due to an increase in the number of audits performed, our energy management solutions revenues were lower than the corresponding period in 2005 due primarily to a one-time project we performed during 2005.

  Gross Profit and Gross Margin

        The following table summarizes our gross profit and gross margin percentages for the year ended December 31, 2005 and 2006 (dollars in thousands):

Year Ended December 31,
2005		2006
Gross Profit	Gross Margin	Gross Profit	Gross Margin
$5,636	57%	$9,261	35%

        Our gross profit was $9.3 million for the year ended December 31, 2006 compared to $5.6 million for the year ended December 31, 2005, an increase of $3.6 million, or 64%. Our gross margin for the year ended December 31, 2006 was 35% compared to 57% for the year ended December 31, 2005. Our gross margin in 2005 was unusually high compared to 2006 due to the fluctuation in our cost of revenues.

        Our gross margins of 57% and 35% for the years ended December 31, 2005 and 2006 were directly impacted by our acquisition of Pinpoint Power DR on June 1, 2005. Pinpoint Power DR's demand response revenue is higher in the summer months (June to September) than the rest of the year while the majority of the commercial, institutional and industrial customer contracts we acquired in our acquisition of Pinpoint Power DR require us to make fixed payments to end-use customers rather than variable payments based upon a percentage of monthly revenue. Accordingly, gross margins associated with the Pinpoint Power DR demand response revenue are higher in June to September than the rest of the year. Because we acquired Pinpoint Power DR in June 2005, our 2005 revenues included the higher gross margin months and fewer of the lower gross margin months, which positively impacted our gross margin in 2005. Excluding the impact of the acquisition of Pinpoint Power DR, our gross margins would have been 51% and 36% for the years ended December 31, 2005 and 2006, respectively.

        Our gross margin also fluctuates due to the amount of the payments we make to our commercial, institutional and industrial customers for their participation in our demand response network. The payments vary on a customer-by-customer basis primarily due to the following factors: (i) the amount of capacity in megawatts a particular commercial, institutional and industrial customer can reliably reduce, (ii) whether a particular commercial, institutional and industrial customer contracts to receive a fixed payment amount or a fluctuating payment based upon a percentage of the monthly payment received from our grid operators and utility customers and (iii) the general characteristics of the demand response opportunity such as the program term and number of hours that a customer may be called upon to reduce their electricity consumption from the electric power grid.

        For example, in December 2005, ISO New England Inc. implemented its temporary Demand Response Winter Supplemental program, established in response to an anticipated shortage in natural gas resulting from Hurricanes Katrina and Rita. The program ran from December 2005 through March 2006. Due to the short-term nature of the program, we made payments to our commercial, institutional and industrial customers for their participation that were higher than those we offer in most of our long term programs resulting in lower gross margins associated with the program. The associated revenues and costs of revenues were not recognized until 2006 and contributed to our lower gross margins in 2006.

  Operating Expenses

        The following table summarizes our operating expenses for the year ended December 31, 2005 and 2006 (dollars in thousands):

	Year Ended December 31,
			Percentage Change
	2005	2006
Operating Expenses:
Selling and marketing expenses	$2,228	$5,932	166%
General and administrative expenses	4,211	8,000	90%
Research and development expenses	981	955	(3)%

Total	$7,420	$14,887	101%

  Selling and Marketing Expenses

        Selling and marketing expenses were $5.9 million for the year ended December 31, 2006 compared to $2.2 million for the year ended December 31, 2005, an increase of $3.7 million, or 166%. The increase was primarily due to an increase of $2.4 million in employee-related costs as the number of selling and marketing employees increased from 16 at December 31, 2005 to 41 at December 31, 2006. We also incurred an additional $1.3 million of external fees related to consulting, legal, marketing and research, public relations and other services to facilitate penetration into new markets and support growth in existing markets. As discussed above under the caption "—Revenues and Expense Components—Operating Expenses," we expect increases in selling and marketing expenses in absolute dollar terms for the foreseeable future, though we expect those expenses to decrease as a percentage of total annual revenues.

  General and Administrative Expenses

        General and administrative expenses were $8.0 million for the year ended December 31, 2006 compared to $4.2 million for the year ended December 31, 2005, an increase of $3.8 million, or 90%. The increase was primarily due to an increase of $2.0 million in employee-related costs as the number of general and administrative employees increased from 20 at December 31, 2005 to 43 at December 31, 2006. The addition of larger office facilities and increases in professional fees and other general expenses to support operations resulted in $0.6 million of additional expenses. Depreciation and amortization were also $1.2 million higher for the year ended December 31, 2006 compared to the year ended December 31, 2005 due to our acquisitions of certain assets of Pinpoint Power DR, eBidenergy, Inc. and Celerity Energy Partners LLC. As discussed above under the caption "—Revenues and Expense Components—Operating Expenses," we expect general and administrative expenses to continue to increase in absolute dollar terms and as a percentage of total annual revenues for the forseeable future.

  Research and Development Expenses

        Research and development expenses were $1.0 million for the year ended December 31, 2006 compared to $1.0 million for the year ended December 31, 2005. An increase in the number of employees as of December 31, 2006 contributed to a $0.5 million increase in research and development expenses due primarily to increased compensation and benefits expenses. Higher operating expenses of $0.3 million to support our demand response programs contributed to the increase in research and development expenses. Both of these increases were offset by $0.8 million of capitalized internal software and development costs.

  Interest and Other Income (Expense), Net

        Net interest and other expense was $145,000 for the year ended December 31, 2006 compared to net interest and other income of $78,000 for the year ended December 31, 2005, due to a decrease in interest income of $124,000 related to lower average cash balances and an increase in interest expense of $99,000 from higher average debt balances outstanding during the year ended December 31, 2006 compared to the year ended December 31, 2005.

        For the year ended December 31, 2006 and 2005, we capitalized interest expense of $127,000 and $0, respectively.

  Income Taxes

        No provision for income taxes was recorded for either the year ended December 31, 2006 or December 31, 2005. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of December 31, 2006 or December 31, 2005.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

  Revenues

        The following table summarizes our revenues for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,
	2004	2005
Revenues:
Demand response solutions	$606	$9,348
Energy management solutions	213	478

Total revenues	$819	$9,826

        For the year ended December 31, 2005, we had revenues of $9.8 million compared to $0.8 million for the year ended December 31, 2004, an increase of $9.0 million.

        Our demand response solutions revenues were $9.3 million for the year ended December 31, 2005 compared to $0.6 million for the year ended December 31, 2004, an increase of $8.7 million. During 2005 we increased our capacity under management and began operating in New York and California. As of December 31, 2005, we had approximately 137 MW of demand response capacity under management compared to 10 MW of demand response capacity as of December 31, 2004.

        Our energy management solutions revenues were $0.5 million for the year ended December 31, 2005 compared to $0.2 million for the year ended December 31, 2004, an increase of $0.3 million. The increase in 2005 is the result of our performing demand response audits in California.

  Gross Profit and Gross Margin

        The following table summarizes our gross profit and gross margin percentages for the years ended December 31, 2004 and 2005 (dollars in thousands):

Year Ended December 31,
2004		2005
Gross Profit	Gross Margin	Gross Profit	Gross Margin
$457	56%	$5,636	57%

        Our gross profit was $5.6 million for the year ended December 31, 2005 compared to $0.5 million for the year ended December 31, 2004, an increase of $5.2 million. Our gross margin for the years ended December 31, 2005 and December 31, 2004 was 57% and 56%, respectively.

  Operating Expenses

        The following table summarizes our operating expenses for the years ended December 31, 2004 and 2005 (dollars in thousands):

	Year Ended December 31,
	2004	2005
Operating Expenses:
Selling and marketing expenses	$751	$2,228
General and administrative expenses	835	4,211
Research and development expenses	778	981

Total	$2,364	$7,420

  Selling and Marketing Expenses

        Selling and marketing expenses were $2.2 million for the year ended December 31, 2005 compared to $0.8 million for the year ended December 31, 2004, an increase of $1.4 million. An increase in the number of employees as of December 31, 2005 contributed to a $1.2 million increase in selling and marketing expenses, due primarily to increased compensation, benefits and travel expenses. Higher operating expenses of $0.2 million to open new markets and programs also contributed to the increase in selling and marketing expenses in 2005.

  General and Administrative Expenses

        General and administrative expenses were $4.2 million for the year ended December 31, 2005 compared to $0.8 million for the year ended December 31, 2004, an increase of $3.4 million. An increase in the number of employees as of December 31, 2005 contributed to a $1.4 million increase in general and administrative expenses, due primarily to increased compensation and benefits expenses. Higher operating expenses of $0.7 million to support our demand response programs contributed to the increase in general and administrative expenses. In addition, depreciation and amortization expenses were $1.2 million higher for 2005 compared to the year ended 2004 due to our acquisition of Pinpoint Power DR.

  Research and Development Expenses

        Research and development expenses were $1.0 million for the year ended December 31, 2005 compared to $0.8 million for the year ended December 31, 2004, an increase of $0.2 million. An increase in the number of employees as of December 31, 2005 contributed to a $0.3 million increase in research and development expenses, due primarily to increased compensation and benefits expenses. This was partially offset by a $0.1 million decrease in consulting and outside services expenses as full time employees replaced the consultants.

  Interest and Other Income (Expense), Net

        Net interest income was $78,000 for the year ended December 31, 2005, compared to net interest income of $14,000 for the year ended December 31, 2004, due to an increase in interest income of $181,000 related to higher average cash balances, partially offset by an increase in interest expense of $117,000 from higher average debt balances outstanding during the year ended December 31, 2005, compared to the year ended December 31, 2004.

  Income Taxes

        No provision for income taxes was recorded for either the years ended December 31, 2004 or December 31, 2005. We provided a full valuation allowance for our deferred tax assets because the realization of any future tax benefits could not be sufficiently assured as of December 31, 2004 or December 31, 2005.

Quarterly Results of Operations

        The following tables set forth our unaudited quarterly statements of operations data and operations data as a percent of revenues for the nine quarters ended March 31, 2007. The unaudited quarterly information in the nine quarters ended March 31, 2007, in our opinion, reflects all adjustments, consisting of normal accruals, necessary for a fair statement of the data for each of those quarters. This data should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended in 2005				Quarter Ended in 2006				Quarter Ended in 2007
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	(unaudited) (in thousands, except per share amounts)
Quarterly Statement of Operations Data:
Total revenues	$551	$2,416	$5,458	$1,401	$5,114	$4,100	$10,978	$5,908	$9,971
Cost of revenues	223	673	1,807	1,487	4,414	2,669	5,212	4,544	7,065

Gross profit	328	1,743	3,651	(86)	700	1,431	5,766	1,364	2,906
Selling and marketing expenses	293	369	409	1,157	873	1,214	1,745	2,100	3,067
General and administrative expenses	371	671	1,303	1,866	1,497	1,548	1,945	3,010	3,466
Research and development expenses	183	223	357	218	332	161	189	273	341

Income (loss) from operations	(519)	480	1,582	(3,327)	(2,002)	(1,492)	1,887	(4,019)	(3,968)
Interest and other income (expense), net	34	3	16	25	(23)	(31)	5	(96)	154

Net income (loss)	$(485)	$483	$1,598	$(3,302)	$(2,025)	$(1,523)	$1,892	$(4,115)	$(3,814)

Net income (loss) per share (basic)	$(0.17)	$0.17	$0.50	$(0.98)	$(0.59)	$(0.43)	$0.52	$(1.07)	$(0.91)

Net income (loss) per share (diluted)	$(0.17)	$0.04	$0.14	$(0.98)	$(0.59)	$(0.43)	$0.13	$(1.07)	$(0.91)

	Quarter Ended in 2005				Quarter Ended in 2006				Quarter Ended in 2007
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31	March 31
	(unaudited)
Quarterly Statement of Operations Data:
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	40.5	27.9	33.1	106.1	86.3	65.1	47.5	76.9	70.9

Gross profit	59.5	72.1	66.9	(6.1)	13.7	34.9	52.5	23.1	29.1
Selling and marketing expenses	53.2	15.3	7.5	82.6	17.1	29.6	15.9	35.5	30.8
General and administrative expenses	67.3	27.8	23.9	133.2	29.3	37.8	17.7	50.9	34.8
Research and development expenses	33.2	9.2	6.5	15.6	6.5	3.9	1.7	4.6	3.4

Income (loss) from operations	(94.2)	19.8	29.0	(237.5)	(39.2)	(36.4)	17.2	(68.0)	(39.8)
Interest and other income (expense), net	6.2	0.1	0.3	1.8	(0.4)	(0.7)	0.0	(1.6)	1.5

Net income (loss)	(88.0)%	19.9%	29.3%	(235.7)%	(39.6)%	(37.1)%	17.2%	(69.7)%	(38.3)%

Revenues

        Our revenues can fluctuate from quarter to quarter based upon the following factors: (i) the seasonality of our demand response business in some of the markets in which we operate, where payments under some long-term contracts can be concentrated in particular seasons and months and pursuant to certain open markets for demand response capacity that function only in certain seasons or months, (ii) the timing of the recognition of our revenues based upon verification of our ability to deliver committed demand response capacity, (iii) the implementation by grid operators and utilities of temporary market programs in response to forecast short-term strains on available capacity in particular regions and (iv) the timing of any acquisitions we may make.

        In the second quarter of 2005, we acquired Pinpoint Power DR, which resulted in an additional $1.5 million of revenues and 46 MW of capacity under management in June 2005. The payment levels for demand response capacity and energy revenues associated with the capacity contract held by Pinpoint Power DR are higher in the summer (June to September), than in other months. Because our costs related to this contract are relatively constant over the course of the year, this positively impacted our gross margin for the quarter.

        In the third quarter of 2005, primarily as a result of the Pinpoint Power DR capacity contract providing higher revenues during the summer months, in the quarter there was a $3.0 million increase in revenues over the second quarter of 2005. Because our costs related to this contract are relatively constant over the course of the year, this positively impacted our gross margin for the quarter.

        In the fourth quarter of 2005, revenues were $4.0 million lower than the third quarter of 2005 due to the reduced revenues generated during the winter months under the Pinpoint Power DR capacity contract.

        In the first quarter of 2006, we participated in a winter demand response program initiated by one of our customers in response to an anticipated shortage in natural gas resulting from Hurricanes Katrina and Rita. This program generated revenues of $3.6 million for the quarter.

        Excluding the effect of the winter demand response program described above in the first quarter of 2006, revenues in the second quarter of 2006 increased by $2.6 million over the first quarter of 2006, resulting primarily from the higher rates under the Pinpoint Power DR capacity contract in June. We also substantially increased our demand response network in New England with the addition of a large contract which increased revenues by $0.9 million.

        In the third quarter of 2006, our revenues were $6.8 million higher than the second quarter of 2006, primarily as a result of the higher revenues during summer months under the Pinpoint Power DR capacity contract, an increase in our MWs under management, energy payments we received for responding to an increased number of demand response events, and our participation in a California summer-only open market capacity program.

        In the fourth quarter of 2006, revenues were $5.0 million lower than the third quarter of 2006 primarily as a result of the higher revenues during the summer months under the Pinpoint Power DR capacity contract, the absence in the fourth quarter of a California summer-only open market capacity program and an increase in deferred revenue.

Selling and Marketing Expenses

        In the fourth quarter of 2005, our selling and marketing expenses were $0.7 million higher than the third quarter of 2005. An increase in selling and marketing headcount resulted in an increase in wages, commissions, bonuses, and other payroll related expenses which contributed $0.5 million to the increase. The increase in selling and marketing headcount also resulted in a $0.1 million increase in travel related expenses. Higher legal expenses associated with our corporate development initiatives contributed $0.1 million to the increase.

        In the first quarter of 2006, our selling and marketing expenses were $0.3 million lower than the fourth quarter of 2005, primarily because we incurred year-end bonus and commission expenses in the fourth quarter of 2005 rather than the first quarter of 2006. With the exception of that quarter, selling and marketing expenses increased sequentially each quarter since the quarter ended March 31, 2005, as we increased our selling and marketing headcount and related expenses to increase our commercial, institutional and industrial customer base.

General and Administrative Expenses

        In the fourth quarter of 2005, our general and administrative expenses were $0.6 million higher than the third quarter of 2005, primarily due to an increase in payroll and payroll-related costs associated with increased headcount, recruiting, training and professional fees.

        In the first quarter of 2006, our general and administrative expenses were $0.4 million lower than the fourth quarter of 2005, primarily because we incurred year-end bonus and commission expenses in the fourth quarter of 2005 rather than the first quarter of 2006 and we incurred higher accounting and legal professional fees. With the exception of that quarter, general and administrative expenses have generally increased sequentially each quarter since the quarter ended March 31, 2005. These increases reflect an increase in headcount and infrastructure associated with the growth of the Company.

Liquidity and Capital Resources

  Overview

        Since our founding in 2001, we have primarily funded our operations through the issuance of an aggregate of $28.1 million in preferred stock and $7.5 million in borrowings under our loan and security agreement described below. We used these proceeds to fund our operations, to develop our technology for our demand response programs, to open new markets and for acquisitions. We believe that our existing cash and cash equivalents, borrowings under our loan and security agreement and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 24 months.

  Cash Flows

        The following table summarizes our cash flows for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007 (dollars in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
Operating activities	$(1,867)	$2,498	$(1,122)	$(3,233)	$(281)
Investing activities	(1,575)	(885)	(9,785)	(190)	(5,428)
Financing activities	3,488	7,893	10,372	(177)	9,106

Increase (decrease) in cash and cash equivalents	$46	$9,506	$(535)	$(3,600)	$3,397

  Cash Flows (Used in) Provided by Operating Activities

        Cash (used in) provided by operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, stock-based compensation expenses, and the effect of changes in working capital and other activities.

        Cash used in operating activities in the three months ended March 31, 2007 was $0.3 million and consisted of a $3.8 million net loss offset by $1.5 million of non-cash items, consisting primarily of depreciation and amortization and stock-based compensation charges, and $2.0 million of net cash used for working capital purposes and other activities. Cash used for working capital and other activities, primarily reflected a $1.9 million increase in accounts receivable attributable to the significant increase in revenues and a $0.9 million increase in prepaid and other noncurrent assets partially offset by a $3.9 million increase in accounts payable and accrued expenses and an increase in deferred revenue of $0.9 million as our operations continued to grow.

        Cash used in operating activities in the three months ended March 31, 2006 was $3.2 million and consisted of $2.0 million of net loss offset by $0.7 million of depreciation and amortization, and $1.9 million of net cash used for working capital and other activities. Cash used for working capital reflected a $3.8 million increase in accounts receivable primarily attributable to the significant increase in revenues, an increase in prepaid and other noncurrent assets of $0.2 million partially offset by a $1.8 million increase in accounts payable and accrued expenses and a $0.3 million increase in deferred revenue as our operations continued to grow.

        Cash used in operating activities in the year 2006 was $1.1 million and consisted of a $5.8 million net loss offset by $3.4 million of non-cash items, consisting primarily of depreciation and amortization and stock-based compensation charges, and $1.2 million of net cash provided by working capital and other activities. Cash provided by working capital and other activities primarily reflected a $6.3 million increase in accounts payable and accrued expenses as our operations continued to grow, a $0.6 million increase in deferred revenue as new and untested capacity was added, net of a $3.5 million increase in accounts receivable attributable to the significant increase in revenues, and a $2.2 million increase in prepaid expenses and other assets.

        Cash provided by operating activities in 2005 was $2.5 million and consisted of $1.7 million of net loss offset by $1.5 million of non-cash items, consisting primarily of depreciation and amortization and stock- based compensation charges, and $2.7 million of net cash provided by working capital and other activities. Cash provided by working capital primarily reflected a $0.9 million increase in accounts payable and accrued expenses as our operations continued to grow, a $0.4 million increase in deferred revenue, a $0.6 million decrease in prepaid expenses and a $0.6 million decrease in accounts receivable.

        Cash used in operating activities in 2004 was $1.9 million and consisted of $1.9 million of net loss offset by $0.1 million of non-cash items, consisting primarily of depreciation and amortization and stock-based compensation charges, and $0.1 million of net cash used by working capital and other activities. Cash used in working capital and other activities primarily reflected a $0.5 million increase in accounts receivable, a $0.4 million increase in prepaid expenses and other assets partially offset by a $0.5 million increase in accounts payable and accrued expense, and a $0.3 million increase in deferred revenue.

  Cash Flows (Used in) Provided by Investing Activities

        Cash used in investing activities was $1.6 million, $0.9 million and $9.8 million for 2004, 2005 and 2006, respectively. For the three months ended March 31, 2006 and 2007, cash used in investing activities was $0.2 million and $5.4 million, respectively. Our principal cash investments have related to purchases of equipment, furniture and fixtures, a loan to Pinpoint Power DR prior to our acquisition of the Pinpoint Power DR membership interests, the cash portion of the purchase price for our acquisition of all the membership interests of Pinpoint Power DR, the acquisition of substantially all of the assets of Celerity Energy Partners LLC and installation services used to build out and expand our demand response programs. Installation services are purchased from third-party vendors and represent the installation of the demand response hardware at commercial, institutional and industrial customer locations. During 2004, we loaned $1.4 million to Pinpoint Power DR as part of a purchase agreement and made $0.4 million of capital expenditures. During 2005 and in conjunction with our acquisition of Pinpoint Power DR, we acquired $1.2 million of cash in the transaction, the $1.4 million loan was repaid and we had an additional $1.6 million in capital expenditures for equipment, furniture and fixtures. During 2006, we made payments of $3.0 million, $1.7 million and $27,000 for the purchase of substantially all of the assets of Celerity Energy Partners LLC, Pinpoint Power DR and the assets of eBidenergy, Inc., respectively. In addition, we incurred $5.0 million in capital expenditures for construction-in-progress, equipment, furniture and fixtures. During the three months ended March 31, 2007 we incurred $5.3 million in capital expenditures of which $3.5 million was related to construction-in-progress, $1.3 million was related to equipment and software and $0.5 million was capitalized interest and internal software development costs. In addition, we disbursed $0.1 million related to the purchase of Pinpoint Power DR.

  Cash Flows (Used in) Provided by Financing Activities

        Cash flows provided by financing activities were $3.5 million, $7.9 million and $10.4 million for the years 2004, 2005 and 2006, respectively. For the three months ended March 31, 2006, cash flows used for financing activities was $0.2 million. For the three months ended March 31, 2007, cash flows provided by financing activities was $9.1 million. Cash flows provided by financing activities consisted of the following:

  Equity Financing Activities

        We raised $1.7 million of net proceeds through sales of our Series A-1 Convertible Preferred Stock in January 2004, and $7.6 million of net proceeds through sales of our Series B Convertible Preferred Stock in January and September 2005. We raised $2.6 million of net proceeds through sales of our Series B-1 Convertible Preferred Stock in May 2006. We raised $5.0 million of proceeds through sales of a portion of our Series C Convertible Preferred Stock in December 2006. The remainder of the proceeds from the Series C Convertible Preferred Stock of $10.0 million was received in January 2007. All of the shares of preferred stock will convert into common stock upon completion of this offering. In addition, we received $0.2 million from exercises of common stock options in 2006.

        In February 2007, we repurchased 104,393 shares of our common stock for $0.4 million and during the three months ended March 31, 2007 we increased our restricted cash by $0.8 million and incurred $2.2 million of costs associated with the filing of the initial public offering.

  Credit Facility Borrowings

        In November 2006, we entered into a loan and security agreement with Ritchie Capital Finance, L.L.C, which has been assigned to Bluecrest Capital. This loan and security agreement provides for borrowings of up to $19.5 million pursuant to a term loan facility of up to $7.5 million and an equipment term loan facility of up to $12.0 million. Under the term portion of the loan, we borrowed $5.0 million on November 20, 2006 and used the proceeds to pay off our then outstanding loan from Lighthouse Capital Partners V, L.P., or Lighthouse, in an amount of $1.5 million with the remainder for working capital purposes. The term loan portion of the facility allows us to borrow up to an additional $2.5 million on or before March 31, 2007, which we borrowed on March 20, 2007 for working capital purposes. The initial $5.0 million borrowed under the term loan facility matures on a 36 month amortization schedule, beginning on April 1, 2007. The $2.5 million we borrowed on March 20, 2007 will mature on a 36 month amortization schedule beginning on the first business day following the date of funding. Under the equipment term loan portion of the facility, we may borrow up to $8.0 million on or before June 30, 2007 and up to an additional $4.0 million on or before December 31, 2007, in each case, if we are not in default under the terms of our loan and security agreement at the time of the borrowing. Borrowings made under the equipment term loan facility in connection with demand response sales and service agreements or other similar agreements, other than those made with Connecticut Light and Power Company, will mature on an 84 month amortization schedule. Borrowings made under the equipment term loan facility that are not made in connection with demand response sales and service agreements or other similar agreements, or that are made in connection with demand response sales and service contracts with Connecticut Light and Power Company, will mature on a 36 month amortization schedule from the date of the relevant borrowing. Borrowings under our loan and security agreement currently bear interest at (a) the greater of 5.22% or the yield on three-year U.S. Treasury Notes on the date of the loan plus (b) in the case of our term loans, 655 basis points per annum, and in the case of our equipment loans, 695 basis points per annum. Provisions in our loan and security agreement impose restrictions on our ability to, among other things (i) incur more debt; (ii) pay dividends and make distributions; (iii) redeem or repurchase capital stock; (iv) create liens; (v) enter into transactions with affiliates; and (vi) merge or consolidate. Our loan and security agreement contains other customary covenants but does not impose financial ratio maintenance requirements. The agreement permits the lender to declare an event of default under various circumstances, including if any event occurs that has a material adverse effect on us.

        In June 2004, we entered into a loan and security agreement with Lighthouse to provide up to $2.5 million of financing. The borrowings under this agreement were paid in full and the agreement was terminated when we entered into our new credit facility described above.

        We believe that our existing cash and cash equivalents, our anticipated cash flows from operating activities, borrowings under our loan and security agreement and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 24 months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new solutions and enhancements to existing solutions, and our expansion of sales and marketing and product development activities. To the extent that our cash and cash equivalents, cash flows from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or effect an equity or debt financing on terms acceptable to us or at all.

  Capital Spending

        We have made capital expenditures primarily for general corporate purposes to support our growth and for equipment installation related to our demand response programs. Our capital expenditures totaled $0.4 million in 2004, $1.6 million in 2005, $5.0 million in 2006 and $5.3 million in the first three months of 2007. Under certain of our contracts we are required to make capital expenditures of $4.0 million to $6.0 million related to environmental control facilities. Most of those expenditures are expected to be made in 2007 and the first half of 2008 and we do not expect to make additional capital expenditures in connection with those contracts unless our capacity commitment is expanded under the contracts.

Contractual Obligations

        Information regarding our significant contractual obligations of the types described below as of December 31, 2006, without giving effect to the repayment of indebtedness with the proceeds from this offering, is set forth in the following table (dollars in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt obligations, including interest	$5,959	$1,655	$4,304	$—	$—
Capital lease obligations	262	60	160	42	—
Operating lease obligations	1,121	493	628	—	—
Deferred acquisition payments to related party (cash and stock)	2,573	2,089	484	—	—

Total	$9,915	$4,297	$5,576	$42	$—

        As of March 31, 2007, our debt obligations consisted of a $7.5 million loan from Ritchie Capital Finance, L.L.C., which has been assigned to Bluecrest Capital. We used the proceeds to pay off our then outstanding loan from Lighthouse, in an amount of $1.5 million and the rest for working capital purposes. The term loan portion of the facility was fully drawn down at March 31, 2007, and the equipment loan portion of the facility allows us to borrow up to an additional $12.0 million.

        Our capital lease obligations consist of computer equipment associated with our acquisition of all of the assets of eBidenergy, Inc. from Trillium Capital Partners LLC in February 2006 and a telephone system we lease for which we have a bargain purchase option at the end of the five year term.

        Our operating lease obligations relate to the lease of our corporate headquarters in Boston, Massachusetts, our offices in New York, New York, Rochester, New York and Meriden, Connecticut and leased vans.

        On June 1, 2005, we acquired all the outstanding membership interests of Pinpoint Power DR for fixed payments of $5.9 million and were required to issue shares of our common stock valued at $0.3 million, the fair value at the date of the transaction. As of December 31, 2006, we had issued 545,788 shares of our common stock and 110,211 additional shares of common stock will be issued through 2008.

        As part of our acquisition of Pinpoint Power DR from Pinpoint Power LLC, we acquired a long-term capacity contract that provides a grid operator customer an option to extend the term of its contract with Pinpoint Power DR by one year. If the option is exercised, we are obligated to make an additional payment of $2.4 million to Pinpoint Power LLC and issue 28,287 shares of our common stock valued at $28,287 which was the fair value of the stock on the date of our acquisition of Pinpoint Power DR, to an affiliate of Pinpoint Power LLC. This contingent payment is not reflected in the table above.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements other than letters of credit issued in the ordinary course of business.

Application of Critical Accounting Policies and Use of Estimates

        Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ significantly from these estimates under different assumptions or conditions. There have been no material changes to these estimates for the periods presented in this prospectus.

        We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements included in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

  Revenue Recognition

        We recognize revenues in accordance with SAB No. 101, as amended by SAB No. 104. In all of our arrangements, we do not recognize any revenues until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be probable. In making these judgments, we evaluate these criteria as follows:

  •
  Evidence of an arrangement. We consider a non-cancelable agreement signed by the customer and us to be representative of persuasive evidence of an arrangement.

  •
  Delivery has occurred. We consider delivery to have occurred when service has been delivered to the customer and no post-delivery obligations exist. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.

  •
  Fees are fixed or determinable. We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenues when the right to a refund or adjustment lapses. If offered payment terms exceed our normal terms, we recognize revenues as the amounts become due and payable or upon the receipt of cash.

  •
  Collection is deemed probable. We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, revenues are deferred and recognized upon the receipt of cash.

        We enter into agreements to provide demand response solutions. Demand response revenues are earned based on our ability to deliver committed capacity. Energy event revenue is contingent revenue earned based upon the actual amount of energy provided during the energy event.

        In accordance with SAB No. 104, we recognize demand response revenue when we have provided verification to the grid operator or utility of our ability to deliver the committed capacity under the agreement which entitles us to payments under the contract. Committed capacity is verified through the results of an actual demand response event or a measurement and verification test. Once the capacity amount has been verified, the revenue is recognized and future revenue becomes fixed or determinable and is recognized monthly until the next demand response event or test. In subsequent verification events, if our verified capacity is below the previously verified amount, the customer will reduce future payments based on the adjusted verified capacity amounts. The payments received from the customer can be decreased or increased, up to the committed capacity amounts under the agreement, in connection with subsequent verification events. Ongoing demand response revenue recognized between demand response events or tests that are not subject to penalty or customer refund are recognized in revenue. If the revenue is subject to penalty or refund, the revenue is deferred until the liability is resolved.

        In certain contracts, we receive both non refundable up-front payments for set up fees and monthly demand response fees. These up-front payments are deferred and recognized on a straight-line basis over the estimated customer life as a component of demand response revenue. The costs incurred for the customer set up are capitalized and included in property and equipment as demand response equipment.

        Revenue from energy events is recognized when earned. Energy event revenue is deemed to be substantive and represents the culmination of a separate earnings process and is recognized when the energy event is initiated by the customer.

        As described above, customer contracts may include performance guarantees. We do not recognize any revenue prior to the successful completion of the performance requirement. Under these agreements, the customers may require us to provide an advance security deposit or a letter of credit or restricted deposits.

  Allowance for Doubtful Accounts

        The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts on a regular basis, and all past due balances are reviewed individually for collectibility. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expense. If our historical collection experience does not reflect our future ability to collect outstanding accounts receivables, our future provision for doubtful accounts could be materially affected. To date, we have not incurred any significant write-offs of accounts receivable and have not been required to revise any of our assumptions or estimates used in determining our allowance for doubtful accounts. As of March 31, 2007, the allowance for doubtful accounts was $7,000.

  Impairment of Long-Lived Assets

        Long-lived assets, such as property and equipment, goodwill and intangible assets, are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. All of our identifiable intangible assets are amortized using the straight-line method over their estimated useful lives. We use estimates in determining the value of goodwill and intangible assets, including estimates of useful lives of intangible assets, discounted future cash flows and fair values of the related operations. We intend to test goodwill for impairment each year, under the guidance of SFAS No. 142, Goodwill and Other Intangible Assets. To date, we have not recorded any impairment charges on these long-lived assets.

  Stock-Based Compensation

        Through December 31, 2005, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

        Through December 31, 2005, we accounted for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123 and the Black-Scholes option-pricing model, and recorded the fair value, for financial reporting purposes, of non-employee stock options as an expense over either the vesting term of the option or the service period.

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding on the date we adopted SFAS No. 123(R) that were measured using the minimum value method. In accordance with SFAS No. 123(R), we will recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award. Effective with our adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of stock options granted on and after the date of adoption.

        As there was no public market for our common stock prior to this offering, we have determined the volatility for options granted in 2006 based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected volatility for options granted during 2006 and 2007 was 87%. The expected life of options has been determined utilizing the "simplified" method as prescribed by SAB No. 107, Share-Based Payment. The expected life of options granted during the year ended December 31, 2006 was 6.25 years. For 2006 and 2007, the weighted-average risk free interest rate used was 4.7%. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied our actual forfeiture rate of 10% in 2006 and 2007 in determining the expense recorded in our consolidated statement of operations.

        For grants through the year ended December 31, 2006 and the three months ended March 31, 2007, we recorded expense of approximately $0.4 million and $0.6 million, respectively in connection with stock-based awards. With respect to grants through March 31, 2007, a future expense of non-vested stock options and restricted stock of approximately $10.7 million is expected to be recognized over a weighted-average period of 3.7 years. In addition, for options granted in April 2007, we expect to recognize additional compensation expense of $2.9 million through 2011. The adoption of SFAS No. 123(R) will have no effect on our financial position or cash flow for any period.

        In connection with our issuance of stock options and restricted stock awards, our board of directors, with input from management, determined the fair value of our common stock. The board exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including the liquidation preferences, dividend rights and voting control attributable to our then-outstanding redeemable convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. In the absence of a public trading market for our common stock, the board considered objective and subjective factors in determining the fair value of our common stock. In addition, in 2006, our board engaged Shields & Company, Inc., an unrelated third-party valuation specialist, that we refer to as the valuation specialist, to assist management in preparing valuation reports for stock options and restricted stock awards granted by the board. Based upon our internal peer company analyses and based on several arm's-length transactions involving our common stock supportive of the results produced by this valuation methodology, we believe the methodology used was reasonable.

        In connection with the preparation of our financial statements for the year ended December 31, 2006 and the three-month period ended March 31, 2007 and in preparing for the initial public offering of our common stock, we examined the valuations of our common stock during those periods, in light of the Practice Aid of the American Institute of Certified Public Accountants entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. In March 2006, we engaged the valuation specialist to provide a contemporaneous appraisal of the fair value of our common stock as of March 31, 2006. The resulting report provides the valuation specialist's opinion that the fair value of our common stock was approximately $0.51 as of March 31, 2006. We believe that the valuation methodologies that we used prior to this offering were consistent with the Practice Aid.

        During 2003, 2004, 2005 and 2006 and the three-month period ended March 31, 2007 we granted stock options and restricted stock awards to employees to purchase a total of 3,957,773 shares of common stock at exercise or purchase prices ranging from $0.11 to $9.94 per share.

        From our inception through December 31, 2002, we were considered a development stage company. We did not recognize any revenue during this period and incurred cumulative operating losses of $25,000. During 2003, we recognized revenue of $15,000 and incurred an operating loss of $0.6 million. During 2003 we granted stock options and restricted stock awards to purchase shares of our common stock at an exercise or purchase price of $0.11 per share, the estimated fair value of our common stock. This fair value was determined by our board using the market approach, taking into consideration the issuance price and associated liquidation preferences and rights of our Series A Convertible Preferred Stock, as well as the high degree of uncertainty surrounding our future prospects and markets. The sales price of our Series A Convertible Preferred Stock on June 17, 2003 was $1.20 per share. Each share of the Series A Convertible Preferred Stock is convertible into 2.831 shares of our common stock and holds a liquidation preference of $1.20 per share. Given the size of the liquidation preference, the values assigned to stock-based awards at the time of grant time were deemed by our board to be fair value.

        In January 2004, our Series A-1 Convertible Preferred Stock financing was completed at an issuance price of $1.90 per share. Based upon this issuance price, our board increased the estimated fair value of our common stock by 58% to $0.17 per share. The fair value was determined by our board using the market approach, taking into consideration the issuance price and associated liquidation preferences and rights of the Series A and A-1 Convertible Preferred Stock, as well as the high degree of uncertainty surrounding our future prospects and markets. Each share of Series A-1 Convertible Preferred Stock is convertible into 2.831 shares of our common stock and holds a liquidation preference of $1.90 per share. Given the size of the liquidation preference of the combined Series A and A-1 Convertible Preferred Stock, the values assigned to stock-based awards at the time of grant time were deemed to be fair value.

        In December 2004, we finalized the negotiations of the terms of our Series B Convertible Preferred Stock with our investors. In January 2005, our Series B Convertible Preferred Stock financing was completed at an issuance price of $6.58 per share. Based upon this issuance price, our board increased the estimated fair value of our common stock by 111% to $0.35 per share. The fair value was determined by our board using the market approach, taking into consideration the issuance price and associated liquidation preferences and rights of our Series A, A-1 and B Convertible Preferred Stock, as well as the high degree of uncertainty surrounding our future prospects and markets. Each share of Series B Convertible Preferred Stock is convertible into 2.831 shares of our common stock and holds a liquidation preference of $6.58 per share. Given the size of the liquidation preference of the combined Series A, A-1 and B Convertible Preferred Stock, the values assigned to stock-based awards at the time of grant time were deemed to be fair value.

        On each of July 7, August 1, and September 15, 2005, the board granted stock options and restricted stock awards to purchase shares of our common stock at an exercise or purchase price of $0.35 per share, the fair value of our common stock determined by the board on each of those dates. During the first half of 2005 we continued to operate in a loss position, and therefore used cash to fund operations. Certain acquisition discussions concluded without a transaction being consummated, our California open market program posed certain challenges and key management positions remained unfilled. The board determined that there were no other significant events that had occurred during this period that would have given rise to an increase in the fair value of our common stock.

        On both October 26, 2005 and December 15, 2005, the board granted stock options and restricted stock awards to purchase shares of our common stock at an exercise or purchase price of $0.35 per share, the fair value of our common stock determined by the board on each of those dates. The board considered, among other factors, our positive financial performance through December 31, 2005, management's operating forecast for 2006 and the continued uncertainty with respect to our ability to open and enter new markets, as evidenced by the rejection of our proposal to provide demand response services in Laredo, Texas by the Electric Reliability Council of Texas.

        During the period January 1, 2006 through April 30, 2007, we granted stock-based awards, consisting of stock options and restricted stock awards with exercise or purchase prices as follows:

Grants Made during the period January 1, 2006 through April 30, 2007	Number of Option and Restricted Shares Granted	Exercise or Purchase Price(1)	Weighted-Average Fair Value of Common Stock(2)
April 13, 2006	204,524	$0.51	$1.67
May 11, 2006	242,047	0.51	1.67
September 7, 2006	189,111	0.51	1.82
November 6, 2006	354,038	0.51	1.82
December 7, 2006	775,912	0.51	8.87
February 7, 2007	279,527	7.54	8.87
March 26, 2007	171,976	9.94	12.61
April 11, 2007	64,544	11.34	11.34
April 25, 2007	146,567	16.60	16.60

Total:	2,428,246

(1)
Fair value as determined in a contemporaneous valuation by an unrelated valuation specialist.

(2)
Subsequently reassessed in preparation for our initial public offering.

        In March 2006, we engaged the valuation specialist to perform a contemporaneous valuation of our common stock as of March 31, 2006. The appraisal of our common stock was performed using the probability weighted-expected return method consistent with the Practice Aid. For the future liquidity events, liquidity dates of March 31, 2009 and March 31, 2010, were assumed. The most likely liquidity event was assumed to be our continued operations in our current geographic territory and acquisition by a company seeking to consolidate regional market participants, which we refer to as the regional sale scenario, which was assigned a probability weighting of 50%. An initial public offering was assigned a probability of 10%, and the expansion of the geographic scope of our business and our subsequent sale to an industry leader, which we refer to as the geographic growth sale scenario, was assigned a probability of 20%.

        The indicated value for our common stock was determined by the valuation specialist to be $0.51 per share. The indicated value was equal to 5% of the price of our Series B-1 Convertible Preferred Stock of $9.90 per share issued on May 16, 2006, which included an assumption of marketability. In determining the fair value of our common stock, the valuation specialist applied a discount for lack of marketability to reflect the fact that there is no established trading market for our stock. The valuation specialist determined the size of the discount for lack of marketability by using as a starting point the average discount for lack of marketability applicable to shares of restricted stock issued by publicly traded companies, which various published studies have calculated to be approximately 60% to 65%, and adjusting such average discount to reflect those factors that were considered to make our common stock less marketable than shares of restricted stock of public companies. These factors included the following: the prospects and timeframe for an initial public offering of our stock or a sale of our company; existing contractual restrictions on the transferability of our common stock; the perceived risk of the enterprise; the concentration of ownership of our stock among our venture capital investors; the difficulty of valuing the enterprise and our common stock; and absence of dividend payments on our common stock. The valuation specialist assessed these factors and their impact in further reducing the marketability of our common stock. A discount for lack of marketability was applied by the valuation specialist, which yielded a fair value of approximately $0.51 per share, corroborating the fair value determined by the board on April 13, 2006.

        On both April 13 and May 11, 2006, the board granted stock options to purchase shares of our common stock at an exercise or purchase price of $0.51 per share, the fair value of our common stock as of March 31, 2006 as determined by our valuation specialist. The board considered, among other factors, the results of our operations during the first quarter of 2006, the fact that we continued to operate in a loss position and used cash to fund operations, and management's operating forecast through December 31, 2006. The board determined that there were no other significant events that had occurred during this period that would have given rise to a change in the fair value of our common stock.

        On September 7, 2006, November 6, 2006 and December 7, 2006, the board granted stock options and restricted stock awards to purchase shares of our common stock at an exercise or purchase price of $0.51 per share, the fair value of our common stock as of March 31, 2006 as determined by our valuation specialist. Through the first three quarters of 2006 we continued to operate in a loss position, and therefore used cash to fund operations. Numerous opportunities to open new markets proved unsuccessful. We were adversely impacted by the Neptune cable transmission system brought on line to serve Long Island, New York. NYISO approved a filing with the Federal Energy Regulatory Commission for an In-City Capacity Mitigation proposal that could drive down the prices for capacity in New York City. In addition, ISO New England was debating whether demand response capacity made available by replacement of electricity consumption from the electric power grid with back-up generation, rather than reductions in consumption, would be allowed to participate at existing or increased levels in upcoming capacity markets. The board determined that there were no other significant events that had occurred during this period that would have given rise to a change in the fair value of our common stock.

        In December 2006, we engaged the valuation specialist to perform a contemporaneous valuation of our common stock as of December 31, 2006. The appraisal of our common stock was performed using the probability weighted-expected return method consistent with the Practice Aid. For the future liquidity events, liquidity dates in the third quarter of 2007, and the fourth quarter of 2008, were assumed. The most likely liquidity event was assumed to be the initial public offering scenario as we had begun discussions with investment bankers about going public. This event was assigned a probability weighting of 50%. The regional sale scenario was assigned a probability of 25%, and the geographic growth sale scenario was assigned a probability of 10%.

        The fair value of our common stock was determined by the valuation specialist to be $7.54 per share as of December 31, 2006. This value was equal to 14% of the price of our Series C Convertible Preferred Stock of $55.28 per share issued on December 29, 2006 and January 5, 2007, which included an assumption of marketability. The Series C financing was issued to existing investors and is not a third party indicator of value. In determining the fair value of our common stock, the valuation specialist applied a discount for lack of marketability to reflect the fact that there is no established trading market for our stock. The valuation specialist determined the size of the discount for lack of marketability by using as a starting point the average discount for lack of marketability applicable to shares of restricted stock issued by publicly traded companies, which various published studies have calculated to be approximately 10% to 40%, and adjusting such average discount to reflect those factors that were considered to make our common stock less marketable than shares of restricted stock of public companies. These factors included the following: the prospects and timeframe for an initial public offering of our stock or a sale of our company; existing contractual restrictions on the transferability of our common stock; the perceived risk of the enterprise; the concentration of ownership of our stock among our venture capital investors; the difficulty of valuing the enterprise and our common stock; and lack of dividends. The valuation specialist assessed these factors and their impact in further reducing the marketability of our common stock. A discount for lack of marketability was applied by the valuation specialist, which yielded a fair value of approximately $7.54 per share.

        As a result of our engaging a valuation specialist for the purposes of determining the value at March 31, 2006 and December 31, 2006 and in connection with the preparation for this offering, we reassessed certain assumptions used by the valuation specialist in arriving at the value. Specifically, the assumptions reassessed were (i) the discount rate applied by an investor to achieve a required rate of return for an investment in a business like ours, (ii) the probability weighting of liquidity events and (iii) the discount for lack of marketability used in determining the fair value of our common stock.

        For options granted on April 13 and on May 11, 2006, (i) the discount rate applied by an investor to achieve a required rate of return for an investment in a business like ours was reduced from 60% to 35%, (ii) the assigned probability weightings for a regional sale scenario decreased from a probability of 50% to a probability of 40%, an initial public offering increased from a probability of 10% to a probability of 20%, and a geographic growth sale scenario remained at a probability of 20% and (iii) the discount for lack of marketability decreased from 40% to 0%. As a result of these changes, we reassessed the fair value of our common stock as of April 13 and May 11, 2006 to be $1.67 per share for fair value for financial statement purposes. Based on this reassessment, we will recognize compensation expense of $0.1 million, $0.1 million, $0.1 million, $0.1 million and $39,340 in 2006, 2007, 2008, 2009 and 2010, respectively, to reflect the difference between the reassessed fair value of our common stock and the grant price using the Black-Scholes option pricing model for options granted in April and May 2006.

        For options and restricted stock granted on September 7 and on November 6, 2006, (i) the discount rate applied by an investor to achieve a required rate of return for an investment in a business like ours was decreased from 60% to 35%, (ii) the assigned probability weightings for a regional sale scenario decreased from a probability of 50% to a probability of 30%, an initial public offering increased from a probability of 10% to a probability of 30%, and a geographic growth sale scenario remained at a probability of 20% and (iii) the discount for lack of marketability decreased from 40% to 0%. As a result of these changes, we reassessed the fair value of our common stock as of September 7 and November 6, 2006 to be $1.82 per share for fair value for financial statement purposes. Based on this reassessment, we will recognize compensation expense of $50,061, $0.2 million, $0.2 million, $0.2 million and $0.1 million in 2006, 2007, 2008, 2009 and 2010, respectively, to reflect the difference between the reassessed fair value of our common stock and the grant price using the Black-Scholes option pricing model for options granted in September and November 2006.

        For options granted on December 7, 2006, the discount for lack of marketability was decreased from 15% to 0%. As a result of that change, we reassessed the fair value of our common stock as of December 7, 2006 to be $8.87 per share for fair value for financial statement purposes. Based on this reassessment, we will recognize compensation expense of $0.1 million, $1.6 million, $1.7 million, $1.7 million and $1.5 million in 2006, 2007, 2008, 2009 and 2010, respectively, to reflect the difference between the reassessed fair value of our common stock and the grant price using the Black-Scholes option pricing model for options granted in December 2006.

        For options granted on February 7, 2007 the discount for lack of marketability was decreased from 15% to 0%. As a result of this change, the fair value of our common stock as of February 7, 2007 increased to $8.87 per share for financial statement purposes. Based on this reassessment, we will recognize compensation expense of $0.4 million, $0.4 million, $0.5 million, $0.5 million and $0.1 million in 2007, 2008, 2009, 2010 and 2011 respectively, to reflect the difference between the reassessed fair value of our common stock and the grant price using the Black-Scholes option pricing model for options granted in February 2007.

        For options granted on March 26, 2007, (i) we increased the probability of an initial public offering to 62.5% (ii) assigned probability weightings of 17.5%, 7.5% and 12.5% for a geographic growth sale, a regional growth sale and dissolution, respectively, (iii) we decreased the time to a liquidity event and (iv) decreased the discount for lack of marketability from 15% to 0%. As a result of these changes, the fair value of our common stock as of March 26, 2007 increased to $12.61 per share for financial statement purposes. Based on this reassessment, we will recognize compensation expense of $0.4 million, $0.4 million, $0.4 million, $0.4 million and $0.1 million in 2007, 2008, 2009, 2010 and 2011 respectively, to reflect the difference between the reassessed fair value of our common stock and the grant price using the Black-Scholes option pricing model for options granted in March 2007.

        On April 25, 2007, we made a grant to our chief executive officer and our president of a total of 104,393 shares of our common stock that had been held in treasury at March 31, 2007. We expect to recognize $2.3 million as compensation expense associated with this grant in the second quarter of 2007.

        For options granted on April 11 and on April 25, 2007, we used $22.00 per share as the fair value of our common stock for financial statement purposes. This will result in us recognizing additional compensation expense of $0.8 million, $0.7 million, $0.7 million, $0.6 million and $0.1 million in 2007, 2008, 2009, 2010, and 2011 respectively, to reflect the difference between the fair value of our common stock for financial reporting purposes and the grant price.

  Accounting for Income Taxes

        We have incurred net losses since our inception. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires companies to recognize deferred income tax assets and liabilities for temporary differences between the financial reporting and tax bases of recorded assets and liabilities and the expected benefits of net operating loss and credit carryforwards. SFAS No. 109 requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We evaluate the realizability of our deferred income tax assets, primarily resulting from net operating loss and credit carryforwards, and adjust our valuation allowance, if necessary.

        Once we utilize our net operating loss carryforwards, we would expect our provision for income tax expense in future periods to reflect an effective tax rate that will be significantly higher than past periods. The adoption of SFAS No. 123(R) will potentially result in tax benefits that are currently difficult to predict.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

        We adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements

  SFAS No. 157, Fair Value Measurements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We do not expect the pronouncement to have a material impact on our consolidated financial statements.

  SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides an entity with the option, at specified election dates, to measure certain financial assets and liabilities and other items at fair value, with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 also establishes presentation and disclosure requirements that include displaying the fair value of those assets on the face of the balance sheet and providing management's reasons for electing the fair value option for each eligible item. The provisions of SFAS No. 159 will become effective beginning January 1, 2008. Early adoption is permitted provided that an election is also made to apply the provisions of SFAS No. 157. We are currently evaluating the impact that SFAS No. 159 may have on our results of operations and financial condition.

BUSINESS

Company Overview

        EnerNOC is a leading developer and provider of clean and intelligent power solutions. We use our Network Operations Center, or NOC, to remotely manage and reduce electric consumption across a network of commercial, institutional and industrial customer sites to enable a more information-based and responsive, or intelligent, electric power grid. Our customers are electric power grid operators and utilities, as well as commercial, institutional and industrial end-users of electricity. These solutions consist of demand response and energy management solutions that use our technology and software to help grid operators and utilities optimize the balance of electric supply and demand. In order to avoid service disruptions, such as brownouts and blackouts, during periods of peak electricity demand, grid operators and utilities have traditionally increased supply-side capacity by building additional power plants and transmission lines. As an alternative, we offer demand response solutions, whereby we monitor electricity consumption and alert our end-use customers to reduce their usage during these same peak periods. This helps optimize the balance of electric supply and demand and creates a significantly lower cost and more environmentally sound, or clean, alternative to building additional power plants and transmission lines. Grid operators and utilities pay us a stream of recurring revenues for managing this demand response capacity. Since inception, our business has grown substantially. With over 1,308 customer sites and approximately 579 megawatts, or MW, of demand response capacity under our management as of April 15, 2007, we believe that we are the largest national demand response solutions provider focused on the commercial, institutional and industrial market. Our revenues grew from $0.8 million in 2004 to $26.1 million in the year ended December 31, 2006. Our revenues for the three month period ended March 31, 2007 were $10.0 million.

        The electric power industry in North America faces enormous challenges to keep pace with the increasing demand for electricity. Under-investment in generation, transmission and distribution infrastructure in recent years in key regions, coupled with a dramatic growth in electricity consumption, has led to an increased frequency of brownouts and blackouts. According to the United States Department of Energy, these reliability problems are estimated to cost the United States $80 billion per year, primarily in lost productivity. Moreover, the margin between electric supply and demand is projected to drop below minimum target levels in Texas, New England, the Mid-Atlantic, the Midwest, and the Rocky Mountain region within the next two to three years. According to the International Energy Agency, the United States and Canada need to add 758,000 MW of additional capacity at a cost of $1.6 trillion between 2003 and 2030 to meet projected demand. As the electric power industry confronts these challenges, demand response has emerged as an important solution to help address the imbalance in electric supply and demand. For example, the Energy Policy Act of 2005 declared it the official policy of the United States to encourage demand response and the adoption of devices that enable it.

        We are a pioneer in the development, implementation and broader adoption of technology-enabled demand response solutions. Our technology enables us to send control signals to, and receive bi-directional communications from, an Internet-enabled network of broadly dispersed end-use customer sites in order to initiate, monitor, and terminate demand response activity. Our robust and scalable technology and proprietary operational processes automate demand response and simplify end-use customer participation. These solutions are designed for the commercial, institutional and industrial market, which represents over 60% of U.S. electricity consumption. We provide demand response capacity by contracting with these end-use customers of grid operators and utilities to reduce their electricity usage on demand. We receive most of our revenues from grid operators and utilities and we make payments to end-users of electricity for both contracting to reduce electricity usage and actually doing so when called upon. Our technology enables us to remotely reduce electricity usage in a matter of minutes, or send curtailment instructions to our end-use customers to be implemented on site.

        We believe that our solutions address extreme peaks in demand for electricity more efficiently than building additional electric generation, transmission and distribution infrastructure because over 10% of this supply-side infrastructure is typically built to meet peaks in demand that occur less than 1% of the time. If demand response solutions were to replace the infrastructure built for such extreme peaks, it would offset $5.9 billion of expenditures per year for the period between 2003 and 2030, representing what we believe to be our market opportunity in the United States and Canada. We are well positioned as a market leader to address this substantial market opportunity for demand response. In addition, our PowerTrak enterprise energy management software platform enables us to deliver to our end-use customer base an expanding portfolio of energy management solutions, including advanced metering, energy analytics and control, energy procurement services, and emissions tracking and trading support.

        We began providing demand response solutions in one state in 2003 and expanded nationally to over 20 states in five regions by the end of 2006. From our start in one open market in 2003 to our current 17 contracts and open market programs with grid operators and utilities, we have increased our demand response capacity under management with commercial, institutional and industrial customers to 137 MW at the end of 2005 and approximately 579 MW as of April 15, 2007. In addition, in the first quarter of 2007, we entered into three new utility contracts which are subject to regulatory approval and would enable us to enroll up to an additional 110 MW of demand response capacity.

Industry Background

  The Electric Power Industry

        Historically, electric utility companies were formed in North America as regulated monopolies to manage the capital intensive, mission critical service of delivering electricity to end-use customers. Each local utility was vertically integrated, with responsibility for owning, managing, and delivering all components of the electric power industry: generation, transmission, distribution and retail sales. Each utility was also responsible for maintaining reliability standards based on avoiding service disruptions, commonly known as blackouts. In about half of North America, the industry continues to operate in this vertically integrated fashion.

        In the rest of North America, including New England, New York, the Mid-Atlantic, the Midwest, Texas, California, and Ontario, Canada, the electric power industry has been restructured to foster a competitive environment. In these restructured markets, utilities continue to operate and maintain the local distribution lines, delivering electricity to consumers as they had before, but power generators and electricity suppliers are now allowed to openly compete for business. Independent system operators, referred to as ISOs, or regional transmission organizations, referred to as RTOs, have been formed in these restructured markets to take control of the operation of the regional power system, coordinate the supply of electricity, and establish fair and efficient markets. ISOs and RTOs are collectively referred to as grid operators. These grid operators are responsible for maintaining Federal reliability standards designed to avoid service disruptions.

        Increasingly, grid operators and utilities in both restructured markets and in traditionally regulated markets are challenged to reliably provide electricity during periods of peak demand. Clean and intelligent power solutions can provide a lower cost, reliable and environmentally sound alternative to building additional supply infrastructure in both traditionally regulated and restructured markets.

  Challenges Facing the Electric Power Industry

        Because electricity cannot be economically stored, it must be generated, delivered, and consumed at the moment that it is needed by end-use customers. Maintaining a reliable electric power system therefore requires real-time balancing between supply and demand. Power generation, transmission and distribution facilities are built to capacity levels that can service the maximum amount of anticipated demand plus a reserve margin intended to serve as a buffer to protect the system in critical periods of peak demand or unexpected events such as failure of a power plant or major transmission line. However, under-investment in generation, transmission, and distribution infrastructure in recent years, coupled with a dramatic growth in peak demand, has led to an increased frequency of voltage reductions—commonly known as brownouts—and blackouts, which are collectively estimated to cost the United States $80 billion per year, primarily in lost productivity, according to the United States Department of Energy. These challenges are exacerbated by environmental concerns and stringent regulatory environments which make it increasingly difficult to find suitable sites, obtain permits, and construct generation, transmission and distribution facilities where they are needed most, often in densely populated areas.

        According to the North American Electric Reliability Council, demand for electricity is expected to increase over the next 10 years by 19% in the United States and 13% in Canada, but generation capacity is expected to increase by only 6% in the United States and 9% in Canada during that same period. As a result, capacity is projected to drop below minimum target levels in Texas, New England, the Mid-Atlantic, the Midwest, the Rocky Mountain region and Western Canada, in the next two to three years, with other portions of the Northeastern United States, Southwest, and Western United States falling below minimum target levels in the next 10 years. According to the International Energy Agency, the United States and Canada will need to add 758,000 MW of additional capacity between 2003 and 2030 to reliably meet expected annual growth in demand. This presents enormous economic, environmental and logistical challenges.

        In addition to the challenges arising from the need to build additional generation capacity in North America, under-investment in the transmission and distribution infrastructure required to deliver power from centralized power plants to end-use customers has resulted in an overburdened electric power grid. This periodically prevents the transport of power to constrained areas during periods of peak demand, which can affect reliability and cause significant economic impacts. Whereas demand for electricity is expected to increase over the next 10 years by 19% in the United States and 13% in Canada, total transmission miles in the United States are projected to increase by less than 7% and less than 4% in Canada during the same period.

Our Market Opportunity

        According to the International Energy Agency, electric power infrastructure expenditures in the United States and Canada are expected to exceed $1.6 trillion between 2003 and 2030. We estimate that over 10% of the electric power infrastructure in North America has been constructed in order to supply electricity during periods of peak demand that occur less than 1% of the time, or approximately 88 hours per year. Based on these estimates, we believe that the market in the United States and Canada for reducing demand during these critical peak hours, in place of building supply infrastructure, is $5.9 billion per year, if the need to build-out infrastructure occurs on an equal annual basis. Using the same assumptions, we estimate that the market for eliminating the top 1% of peak demand for electricity worldwide during this same period could be over $35 billion per year.

        We provide our demand response solutions to grid operators and utilities under long-term contracts and pursuant to open market bidding programs. Our long-term contracts generally have terms of three to 10 years and predetermined capacity commitment and payment levels. In open market programs, grid operators and utilities seek bids from companies such as ours to provide demand response capacity based on prices offered in competitive bidding. These opportunities are generally characterized by energy and capacity obligations with shorter commitment periods and prices that may vary by hour, by day, by month, or by bidding period.

        As indicated in the table below, we have substantial opportunities to continue expanding our capacity under management in the regions in which we already provide our demand response solutions as well as in other regions in North America and, eventually, internationally. The table depicts each of our geographic markets served, the length of time we have operated in that region, the contracts and programs in each region through which we generate revenues, the demand response capacity we currently manage in the region, and our estimate of the market potential in megawatts for our demand response solutions. As with our longest served market, New England, we expect to increase over time our capacity under management, and thereby increase our revenues, in each of the geographic regions we serve.

Our Geographic Regions, Contracts and Markets

Region (Years of Operation in Region)	Type of Contract/Open Market Program (OMP)	Date of Contract/ Initial Enrollment in OMP	Initial Expiration Date	Demand Response Capacity Under Management 4/15/07 (MW)	Regional Peak Demand 2006 (MW)		Demand Response Potential Market Opportunity (MW)(1)

New England (4 years)	Reliability-Based OMP(2) Price-Based OMP	Mar 2003 Jul 2003	May 2010 May 2010
	Reliability-Based Contract(2)	Jun 2004	May 2008
	Reliability-Based Contract(2)	Jun 2004	May 2008
	Reliability-Based Contract(2)	Apr 2006	Dec 2008	412	28,127		2,813
	Price-Based OMP	Jul 2006	May 2010
	Ancillary Services OMP	Oct 2006	Sep 2007
	Reliability-Based OMP(2)	Dec 2006	May 2010
	Reliability-Based OMP	Jun 2010	Open-ended

New York (2.5 years)	Reliability-Based OMP Reliability-Based Contract	Aug 2004 Oct 2006	Open-Ended Mar 2012	68	33,939		3,394

California (2.5 years)	Price-Based OMP (2) Reliability-Based Contract	Oct 2004 May 2006	May 2007 Dec 2017
	Reliability-Based OMP Reliability-Based OMP	Mar 2007 May 2007	Dec 2008 Dec 2008	54	50,270		5,027
	Reliability-Based Contract	Feb 2007(3)	Dec 2011
	Reliability-Based Contract	Feb 2007(3)	Dec 2008

Mid-Atlantic/Part Mid-West (0.5 years)	Ancillary Services OMP Price-Based OMP Reliability-Based OMP	Aug 2006 Aug 2006 Jun 2007	Open-Ended Open-Ended Open-Ended	45	144,644		14,464

New Mexico (0 years)	Reliability-Based Contract	Feb 2007(4)	Dec 2017	0	1,779	(5)	178

Total				579	258,759		25,876

(1)
Calculated as 10% of regional peak demand, estimated to occur during 1% of annual hours.

(2)
We expect to transition capacity committed to grid operators and utilities under these contracts and programs, to the extent they are not extended or replaced, into reliability-based open market programs that have been introduced.

(3)
Pending California Public Utility Commission approval.

(4)
Pending New Mexico Public Regulation Commission approval.

(5)
2005 Public Service Company of New Mexico system peak demand.

        The column labeled Demand Response Capacity Under Management reflects demand response capacity under contract with commercial, institutional and industrial customers and available to grid operators and utilities on demand. In addition, in the first quarter of 2007, we entered into three new utility contracts which are subject to regulatory approval and would enable us to enroll up to an additional 110 MW of demand response capacity.

        The column above labeled Type of Contract/Open Market Program (OMP) describes, on a region by region basis, how we provide our demand response solutions to electric power grid operators and utilities under long-term contracts and in open market programs. Our long-term contracts generally have terms of three to 10 years and predetermined capacity commitment and payment levels. Our open market program opportunities are generally characterized by flexible capacity commitments and prices that vary by month. Within these contracts and open market programs we offer the following solutions to serve the needs of grid operators and utilities:

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  reliability-based demand response, which requires a level of demand response capacity to be available for dispatch on call by grid operators and utilities;

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  price-based demand response, which enables commercial, institutional and industrial customers to monitor and respond to electricity market price signals by reducing electricity usage; and

  •
  ancillary services, which include resources utilized as a reserve pool of quick-start resources to provide short-term support for grid operators and utilities, including operating reserves, called upon by grid operators and utilities during short-term events such as the loss of a transmission line or a power plant.

The EnerNOC Solution

        We have developed a proprietary suite of technology applications and operational processes that enable us to make demand response capacity and energy available to grid operators and utilities on demand and remotely manage electricity consumption at commercial, institutional and industrial customer sites. Our solution provides the following benefits:

        Compelling Value Proposition to Grid Operators and Utilities.    On the supply side, grid operators and utilities deploy our technology-enabled demand response solutions to supplement, avoid, or defer costly investments in generation, transmission and distribution facilities and to enhance the reliability of the electric power system. Our demand response solution helps grid operators and utilities achieve their capacity and capacity reserve margin goals quickly and economically and allows them to diversify their portfolio of resources, without requiring the installation of any hardware or software at their facilities. Whereas it typically takes years to site, permit and construct a power plant and the associated transmission and distribution infrastructure, demand response capacity can be enabled within months, in densely populated, constrained areas, exactly where the new capacity is needed most and with no need for new transmission or distribution infrastructure. We either enter into long-term contracts to sell our demand response capacity to grid operators and utilities, or participate in the open market opportunities for demand response that they establish. Together with these demand response solutions, our energy management solutions enhance the reliability of regional electric power grids by providing grid operators and utilities the ability to measure, manage, shift and reduce energy consumption in specific distribution areas within minutes.

        Compelling Value Proposition to End-Use Customers.    On the demand side, our turnkey, outsourced demand response and energy management solutions create new streams of recurring cash flows, reduce energy costs, and simplify energy management for participating commercial, institutional and industrial customers. Our offerings involve no up-front capital investment on the part of the participating customer. We share payments, called capacity payments, that we receive from grid operators and utilities with our end-use customers for giving us the ability to reduce their electrical consumption whether or not we are actually called upon to do so. We also generally make additional payments, called energy payments, when they actually reduce their consumption from the electric power grid.

        Energy Management Solutions for End-Use Customers.    Our demand response solutions position us to deliver a complete portfolio of energy management solutions to our commercial, institutional and industrial customers. These end-use customers are increasingly focused on efficiently managing their energy consumption and reducing costs. The real-time energy consumption data that we gather in our PowerTrak energy management software platform empowers us to develop customized energy management solutions that can be used across departments and functions throughout a customers operations on an enterprise-wide basis, to reduce our end-use customers' energy costs. The devices that we have installed in connection with our demand response solutions enable us to implement many of these solutions. By delivering a recurring cash stream for our end-use customers, we are often viewed by them as a trusted partner who can help address their increasingly complex energy challenges.

        Open, Scalable and Secure Architecture.    Our NOC is supported by our PowerTrak enterprise energy management software platform, which is built on an open and scalable Web services architecture. PowerTrak is able to interface with energy management and building automation systems at commercial, institutional and industrial sites, thereby enabling us to cost-effectively leverage existing technology for remote monitoring and control from our NOC. PowerTrak's analytical tools enable a single NOC operator to supervise hundreds of end-use metering and control points and simultaneously optimize demand response performance and energy savings measures across numerous customer sites and geographic regions. We have built a comprehensive security infrastructure, including firewalls, intrusion detection systems, and data encryption, and have established fail-over redundancy for our information technology systems.

        Reduced Environmental Impact.    By reducing electricity consumption during periods of peak demand and other system emergencies, our demand response solutions can displace older, inefficiently-used power plants, and defer new generation, transmission and distribution development, resulting in reduced emissions and land use benefits. These environmental benefits are particularly clear when demand response capacity qualifies under regional regulations as operating reserves. In these areas, grid operators and utilities call on demand response when contingencies such as power plant or transmission outages occur, which can offset the need to keep centralized peaking power plants running on idle for thousands of hours per year. Dispatchable demand response capacity therefore allows grid operators and utilities to meet reserve requirements with significantly less environmental impact than conventional supply-side alternatives. In addition, we believe that growing participation in demand response by commercial, institutional and industrial organizations will lead to an increased focus on energy management efforts, including energy efficiency and conservation, through which end-use customers can significantly reduce air emissions.

Competitive Strengths

        Our competitive strengths position us for continued leadership and rapid expansion in the clean and intelligent power solutions sector.

        First-Mover Advantage with National Presence.    We are a pioneer in the development, implementation and broader adoption of technology-enabled demand response solutions to commercial, institutional and industrial customers on a national scale. We believe that with over 1,308 customer sites across multiple electric power grids as of April 15, 2007, we are the largest national demand response service provider for commercial, institutional and industrial customers. We reliably delivered our demand response capacity over 50 times in 2006 when called upon by grid operators and utilities, including delivery during simultaneous events in multiple geographic regions. Our average performance in events during the summer of 2006, measured as delivered capacity over committed capacity, was greater than 97%. As a result, we have developed a substantial base of operating experience in delivering demand response solutions.

        Highly Scalable Business Model Focused on Commercial, Institutional and Industrial Customers.    The large size of our target customers, along with our enterprise energy management software platform, enables us to rapidly scale our business in existing and new geographies. Once a demand response market is established in a region, the marginal cost of acquiring and servicing commercial, institutional and industrial customers is relatively low. In addition, the large size of our target end-use customers significantly lowers our acquisition cost per unit of capacity compared to the acquisition cost of residential customers. Commercial, institutional and industrial customers also often have one decision maker who controls multiple sites, thereby accelerating our acquisition of new capacity under management, lowering our cost to expand our network of managed sites and providing more opportunities to sell our energy management solutions.

        Recurring Revenues.    We engage in long-term contracts and participate in open market programs with grid operators and utilities through which we are paid recurring payments, typically on a monthly basis, for the capacity that we make available, whether or not we are called upon to reduce our end-use customers' electricity consumption from the electric power grid. These long-term contracts generally range between three and 10 years in duration. These recurring payments significantly increase the visibility and predictability of our future revenues. In addition, we enter into long-term agreements with commercial, institutional and industrial customers that provide us with demand response capacity. These contracts contribute to customer loyalty and foster end-use customer retention. Although not part of their initial arrangement, a portion of these recurring cash flows can be used by our commercial, institutional and industrial customers to purchase our suite of energy management solutions.

        Comprehensive Technology Platform.    Our scalable, proprietary technology platform, in addition to our operations experience, creates significant barriers to entry. We communicate via the Internet, with advanced metering and automation equipment that we install at end-use customer sites to make demand response participation viable for a wide range of commercial, institutional and industrial organizations. The open design architecture of our proprietary technology platform enables us to interface with existing and new energy management and building automation systems at customer sites which use a variety of protocol languages. Once an end-use customer is enabled in our network, we collect real-time energy consumption data. This data enables our software to perform demand response measurement and verification, and also provides the underlying information to conduct further energy management analysis and provide decision-making support. In addition, rather than being limited to curtailing electricity used by a specific type of equipment, such as air-conditioning units, our platform enables us to manage a wide array of equipment and systems to implement appropriate demand response solutions on an end-user by end-user basis.

        Growing Customer Base.    We have rapidly and significantly grown our base of grid operator and utility customers since inception. Our grid operator and utility customer base includes ISO New England, New York ISO, PJM Interconnection, The Connecticut Light and Power Company, National Grid, Pacific Gas and Electric Company, Southern California Edison Company, San Diego Gas and Electric Company and Public Service Company of New Mexico, among others. We have over 375 end-use commercial, institutional, and industrial customers, including Adobe Systems, Albertsons, AT&T, California State University, General Electric, Level 3 Communications, Pfizer, and Stop & Shop, among others. In addition, because we have a national presence, we are able to offer a single platform for national chains to participate in our solutions across different geographic regions with different market rules and conditions.

Strategy

        Our goal is to capitalize on our scalable and proprietary technology platform as well as our leading market position to continue providing clean and intelligent power solutions to commercial, institutional and industrial customers, grid operators, and utilities. Ultimately, our goal is to become the leading outsourced energy management solutions provider for commercial, institutional and industrial customers worldwide. Key elements of our strategy include:

        Target Aggressive Expansion in Existing Territories.    We will continue to pursue opportunities to provide demand response capacity to grid operators and utilities in markets where we currently operate through additional long-term contracts and open market opportunities for demand response capacity. To provide this demand response capacity, we will enter into additional long-term agreements with commercial, institutional and industrial customers. We will also seek to provide additional energy management solutions to these end-use customers. Our direct sales force will continue to primarily focus their efforts on the six following vertical markets: technology, education, food sales and storage, government, healthcare, and manufacturing/industrial. We believe that our full-service demand response and energy management solutions, the recurring payments that we provide and our national presence will enable us to continue to pursue rapid growth of our end-use customer base.

        Strengthen National Presence by Entering New Geographic Regions.    We will also continue to expand our addressable market by pursuing new demand response and energy management opportunities in new geographic regions. We intend to accomplish this and capitalize on the trend toward a more responsive and distributed electricity grid by (i) educating and marketing to existing and prospective customers, consumer advocates, consultants, industry experts, and policy makers; (ii) designing and developing demand response programs and goals in cooperation with grid operators, utilities, regulators, and governmental agencies; and (iii) continually enhancing our demand response and energy management solutions.

        Expand Sales of Our Growing Portfolio of Technology-Enabled Energy Management Solutions.    We believe that our demand response solutions have uniquely positioned us to deliver additional energy management solutions to our growing network of commercial, institutional and industrial customers. We will continue to leverage our technology, including our PowerTrak energy management software platform. This platform enables us to measure, manage, benchmark, and optimize end-use customers' energy consumption and facility operations. We will continue to use real-time and historical energy data to help end-use customers analyze and control their consumption of electricity, forecast demand, measure real-time performance during demand response events, continuously monitor building management equipment to optimize system operation, model rates and tariffs, and create energy scorecards to benchmark similar facilities. In addition, we will continue to bring energy procurement-related services and emissions tracking solutions to our customers. We believe that end-use customers will become increasingly aware of their energy costs and consumption and will look to advanced analytics and trusted third-party providers to help them better manage their overall energy expenditures.

        Pursue Targeted Strategic Acquisitions.    We intend to make selective acquisitions to strengthen our competitive position in the growing clean and intelligent power solutions sector. This sector consists of a number of companies with offerings or customer relationships that present attractive acquisition opportunities. We have acquired and successfully integrated companies to increase our customer base, enter new geographic territories and enhance our technology.

Our Clean and Intelligent Power Solutions

  Demand Response Solutions

        Demand response is achieved when end-use customers reduce their consumption of electricity from the electric power grid in response to a market signal. End-use customers can reduce their consumption of electricity by reducing demand (for example, by dimming lights, resetting air conditioning set-points or shutting down production lines) or they can self-generate electricity with onsite generation (for example, by means of a back-up generator or onsite cogeneration). Our demand response capacity provides a more timely, cost-effective, and environmentally sound alternative to building conventional supply-side resources, such as natural gas-fired peaking power plants, to meet infrequent periods of peak demand.

        Although electric power utilities have offered less technology-enabled forms of demand response to their largest electricity consumers for decades in the form of interruptible tariffs — a mechanism that allows utilities to call on customers to reduce consumption during periods of peak demand in exchange for lower rates — these programs lack an affordable means of real- time data communication and adequate automation technologies to make demand response participation viable for most commercial, institutional and industrial organizations. We believe that the advent of the Internet as well as cost-effective and robust metering and control technologies have created a new opportunity for technology-enabled demand response solutions to drive significant benefits for all stakeholders.

        We have pursued this opportunity by building our own proprietary technologies and operational processes that make demand response participation possible for a wider range of electricity consumers. The devices that we install at our commercial, institutional and industrial customer sites transmit to us via the Internet electrical consumption data on a one-, five- or 15- minute basis, which is referred to in the electric power industry as real-time data. Our proprietary software applications analyze the data from individual sites and aggregate data for specific regions. When a demand response event occurs, our NOC automatically processes the notification coming from the grid operator or utility. Our NOC operators then begin activating procedures to curtail demand from the grid at our commercial, institutional and industrial customer sites. Our one-click curtailment activation sends signals to all registered sites in the targeted geography where the event occurred. Upon activation of remote demand reduction, our technology, which is receiving real-time data from each site, is able to determine on a real-time basis whether the location is performing as expected. Signals are relayed to our NOC operators when further steps are needed to achieve demand reductions at any given location. Each customer site is monitored for the duration of the demand response event and operations are automatically restored to normal when the event ends.

        We offer the following three distinct demand response solutions to serve the needs of grid operators and utilities: (i) reliability-based demand response, (ii) price-based demand response, and (iii) short-term reserve resources referred to in the electric power industry as ancillary services.

        Reliability-Based Demand Response.    We receive recurring capacity payments from grid operators and utilities for being on call, which means having available a previously registered demand response capacity that we have aggregated from our commercial, institutional and industrial customers, regardless of whether we receive a signal to reduce consumption. When we receive a signal from a grid operator or utility customer, which we refer to as a dispatch signal, our proprietary software applications automatically notify our end-use customers that a demand reduction is needed and initiate processes that reduce electrical consumption by our commercial, institutional and industrial customers in the targeted area. When we are called to implement a demand reduction, we typically receive an additional payment for the energy that we reduce. Our commercial, institutional and industrial customers will then receive a payment from us. We are called upon to perform by grid operators and utilities during periods of high demand or supply shortfalls, otherwise known as capacity deficiency events. By aggregating a large number of end-use customers to participate in these reliability-based programs, we believe that we have played a significant role over the past three years in helping to prevent brownouts and blackouts in some of the most capacity constrained regions in the United States. We currently provide reliability-based demand response solutions to ISO New England Inc., The New York Independent System Operator, The Connecticut Light and Power Company, San Diego Gas and Electric Company, Southern California Edison Company and Pacific Gas and Electric Company, among others. To date, our reliability-based demand response solutions have represented most of our revenues; revenues from this solution grew from $9.0 million in 2005 to $23.1 million in 2006.

        Price-Based Demand Response.    Our price-based demand response solutions enable commercial, institutional and industrial customers to monitor and respond to wholesale electricity market price signals when it is cost-effective for them to do so. We register a "strike price" with respect to each customer using this solution, above which it may be economical for that end-use customer to reduce its consumption of electricity. We receive an energy payment in the amount of the wholesale market price for the electricity that the customer does not consume and share this payment with that customer. If prices in a given market approach a given strike price, our solutions automatically notify the customer and remotely initiate the processes established to reduce electrical consumption from the electric power grid. We currently participate in price response programs in the Mid-Atlantic, New England and California. To date, our price-based demand response solutions have represented a small portion of our revenues; revenues from this solution grew from $56,000 in 2005 to $2.0 million in 2006.

        Ancillary Services.    Demand response is increasingly utilized for short-term reserve requirements, referred to in the electric power industry as ancillary services, including operating reserves. This solution is called upon by grid operators and utilities during short-term contingency events such as the loss of a transmission line or large power plant. Through our technology, certain end-use customers are able to provide near instantaneous response for these numerous short-term system events, and often do so with negligible impact on their business operations. Grid operators and utilities rely on a reserve pool of these quick-start resources to step in and provide short-term support as needed during these contingency events. The goal of grid operators and utilities is to get these resources back into standby mode as quickly as possible after they are dispatched so that the reserve pool of available capacity is replenished. Examples of ancillary services markets in which we currently participate include PJM Interconnection's Synchronized Reserves Market, in which we were the first provider of demand response capacity, and ISO New England's Demand Response Reserves Pilot program. To date, our ancillary services solutions have represented a small portion of our revenues; revenues from this solution grew from $0 in 2005 to $0.3 million in 2006.

  Our Additional Energy Management Solutions

        We have an expanding portfolio of additional energy management solutions. We believe that our demand response solutions have uniquely positioned us to deliver additional energy management solutions to our growing network of commercial, institutional and industrial customers. By collecting and reporting real-time energy consumption data and by delivering a stream of recurring cash flows to our end-use customers through demand response solutions, we believe that we are often viewed by them as a trusted partner who can help address their increasingly complex energy challenges. Our energy management solutions are aimed at helping address these challenges and at leveraging our customer relationships. The diagram below provides an overview of these solutions.

        We currently offer the following technology-enabled energy management solutions to our commercial, institutional and industrial customers:

  •
  Advanced Metering.  We offer meter data gathering and storage services for advanced meters that either we have installed as part of our demand response solutions or customers have installed for various energy management and reporting purposes. In special cases, we provide our advanced metering solutions to other, smaller demand response service providers.

  •
  Energy Analytics and Control.  We offer dedicated coverage from our Energy Services Bureau. Our Energy Services Bureau is a team of in-house energy management professionals who serve as outsourced energy managers for our commercial, institutional and industrial customers. This team uses real-time interval data, our PowerTrak platform, proprietary algorithms and other trade secrets to distill energy data into actionable energy management strategies that reduce energy costs at our customers' facilities. Some of these continuous commissioning strategies include real-time and ongoing lighting and temperature monitoring, control and scheduling, as well as automatic notification of out-of-parameter energy consumption or equipment performance readings.

  •
  Energy Procurement Services.  We offer to our end-use customers various services related to procuring commodity supply contracts from competitive electricity suppliers. We use our market knowledge and industry relationships, along with actual customer electricity usage data that we track and manage through PowerTrak, to achieve savings for customers. We bring customers strategic advice to help them capture favorable energy procurement contracts from competitive electricity suppliers. We take no position in the commodities market and assume no associated risk.

  •
  Emissions Tracking and Trading Support.  We offer an outsourced technology-enabled solution to help our commercial, institutional and industrial customers mitigate the impact of their emissions of carbon dioxide and other greenhouse gases. We have developed a new application called CarbonTrak, which is an extension of our PowerTrak technology platform. This solution enables us to track each end user's emissions by mapping their energy consumption with the generation fuel mix in their location. After helping our customers establish a current inventory of their total emissions footprint, we offer strategy development and support for greenhouse gas or renewable energy credit trading activities.

Technology and Operations

  Technology

        Since inception, we have focused on delivering industry-leading, technology-enabled demand response and energy management solutions. Our proprietary technology has been developed to be highly reliable and scalable and to provide a platform on which to design, customize, and implement demand response and energy management solutions. Our proprietary technology infrastructure is built on Linux, JAVA, and Oracle platforms and supports an open, Web services architecture. Our PowerTrak enterprise energy management software platform enables us to efficiently scale our demand response offerings in new geographic regions and rapidly grow the end-use customers in our network. We believe that our technology and strategic vision puts us in a strong position to continue to leverage the synergies between our demand response solutions, that generate recurring cash flows and allow us to collect substantial amounts of data about the energy consumption of our customers, and our expanding portfolio of other energy management solutions.

        Web services connect applications directly with other applications. They do this through a form of "loose coupling" which allows connections to be established across applications without customization. As a result, these connections can be established without regard to technology platform or programming language, making it easy to share technology resources across a broad range of users and companies. Web services enable business collaboration at the process level. Process-level collaboration requires software that is architected for communication across firewalls. We believe that business process collaboration over the Internet has wide-reaching implications for the ways in which energy transactions will be performed.

        Our technology can be broken down into three primary components: the Network Operations Center, the EnerNOC Site Server, or ESS, and PowerTrak, our enterprise energy management software.

  Network Operations Center

        Our technology platform enables our NOC to automatically respond to signals sent by grid operators and utilities to deliver real-time demand reductions within targeted geographic regions. We can customize our technology to receive and interpret many types of dispatch signals sent directly from a grid operator or utility to our NOC. Following the receipt of such a signal, our NOC automatically notifies specified end-use customer personnel of the demand response event. After relaying this notification to our commercial, institutional and industrial customers, we remotely initiate processes to reduce their electricity consumption from the electric power grid. These processes may include dimming lights, shifting equipment to power save mode, adjusting heating and cooling set points and activating a back-up generator. Demand reduction is monitored remotely with real-time data feeds, the results of which are displayed in our NOC through various data presentment screens. Each participating customer site is monitored for the duration of the demand response event and operations are automatically restored to normal when the event ends. We currently participate in demand response programs across North America, some of which require demand reductions within 10 minutes or less. We have built a comprehensive security infrastructure, including firewalls, intrusion detection systems, and encryption for transmissions over the Internet, and have established fail-over redundancy for the information technology systems that support our NOC. The following diagram illustrates how we use our NOC to reduce electricity consumption from the electric power grid.

Our Technology Platform and Operational Processes

  The EnerNOC Site Server

        We work directly with end-use customers to ensure that they are able to respond quickly and completely to demand reduction instructions. We install a hardware device, called an EnerNOC Site Server, or ESS, at each end-use customer site to collect and communicate real-time electricity consumption data and, in many cases, enable remote control. The ESS communicates to our NOC through the customer's LAN or through a broadband wireless connection. The ESS is an open, integrated system consisting of a central hardware device residing inside a standard electrical box.

        The ESS serves as a gateway to connect our NOC with a variety of data collection systems and equipment at end-use customer sites. The ESS is typically installed in the electrical room at an end-use customer's site and is equipped to read and record voltage, current, power, and other power quality electrical data of certain customer-owned electrical equipment, along with other important energy usage parameters, including natural gas, chilled water, steam, and compressed air. It includes a Web service software application which enables the secure, bi-directional transfer of data across firewalls and over the Internet. The ESS is used to locally connect into any building management equipment and systems that support LonWorks, BACnet/IP, Modbus RTU, Modbus TCP/IP, and SNMP. The ESS also provides protocol translation so that data from legacy building management systems can be connected directly to our NOC. This advanced connectivity allows us to leverage a customer's existing infrastructure investment, lowering our overall cost of enablement and making data available to corporate networks and the Internet through industry standard communication protocols.

  PowerTrak Enterprise Energy Management Software

        PowerTrak is our Web-based enterprise energy management software platform used for power measurement, load control and energy analysis, and is the underlying software that runs our NOC. It utilizes a modular Web services architecture that is designed to allow application modules to be easily integrated into the platform. We believe that a key factor to successfully offering clean and intelligent power solutions is in integrating data from disparate sources and utilizing it to deliver customer-focused solutions utilizing open protocols. The following diagram and description provide an overview of our system architecture.

  •
  Energy Intelligence.  This proprietary suite of Web-enabled modules delivers demand response and energy management capabilities by processing real-time and historical data from our data warehouse. Energy intelligence provides actionable energy information to users and offers a way for users to view and manipulate this data. Modules include: Profiling, which enables usage tracking; PowerTrak Analytics, which enables users to do asset performance and emissions tracking, load forecasting, benchmarking and scorecard reporting; Rate Analysis, which enables users to compare utility tariffs with competitive supply offers; Curtailment, which enables us to curtail electricity consumption and dispatch generators based on signals from grid operators; Billing, which enables users to generate energy bills for internal cost allocation purposes; and MyPowerTrak, which is a customizable portal that enables our personnel and our customers to create user-defined dashboards with customized content.

  •
  Enterprise Applications.  This JAVA-based middle layer of the application is where we have defined and implemented our business processes, business rules, and business logic that pertain to global device management, security, messaging, file transfer, scheduling and business process management. These enterprise applications provide the core Web services that coordinate the real-time exchange of data between devices, people, external data sources, and other enterprise applications.

  •
  Data Layer.  The data layer is a relational database that is designed for query, analysis and transaction processing and data collection, processing, aggregation and validation. It contains historical energy data and data from other sources. It separates analysis workload from transaction workload and enables us to consolidate data from several sources. These records include customer demographics, interval energy information (for example, 1-minute, 5-minute and 15-minute), as well as weather, emissions, pricing and aggregated summary data.

        Currently, PowerTrak collects facility consumption data on a 1-minute, 5-minute, 15-minute and hourly basis and integrates that data with real-time, historical and forecasted market variables. We use PowerTrak to measure, manage, benchmark, and optimize end-use customers' energy consumption and facility operations. We use this data to help end-use customers analyze consumption patterns, forecast demand, measure real-time performance during demand response events, continuously monitor building management equipment to optimize system operation, model rates and tariffs and create energy scorecards to benchmark similar facilities. In addition, PowerTrak enables us to track each end-use customer's greenhouse gas emissions by mapping their energy consumption with the fuel mix used for generation in their location, such as the proportion of coal, nuclear, natural gas and fuel oil and other sources used.

        We have generally provided basic PowerTrak functionality as part of the overall service offering to the end-use customers who participate in our demand response programs. As part of our energy management solutions, we plan to further market PowerTrak as an integrated solution coupled with our Energy Services Bureau. We believe that end-use customers will become increasingly aware of their energy costs and consumption and will look to advanced analytics and trusted third-party providers to help them better manage their overall energy expenditures.

  Operations

        As of March 31, 2007, our Operations team consisted of 39 employees. Our Network Operations Group is responsible for establishing and maintaining connectivity between our NOC and our installed base of ESS devices at over 1,000 commercial, institutional and industrial facilities, managing demand response events, and providing customer support. Our Energy Markets Group is responsible for managing our portfolio of demand response resources to maximize revenues and minimize risk of underperformance and penalties, and reconciling event performance and payments from grid operators and utilities.

        To enable us to meet or exceed our commitments to grid operators and utilities, our Energy Markets Group uses portfolio theory to create proprietary process algorithms to forecast how our pooled network of customers will react to dispatch signals. Different customers can curtail different amounts of electrical demand based on a variety of parameters, including the time of day, day of the week, season, ambient air temperature and humidity, and duration of the event. Because we collect real-time interval data from every resource in our network, we are able to adjust our portfolio so that we are able to consistently meet or exceed the commitments that we make to grid operators and utilities with a high degree of reliability. We believe that our proprietary processes and our operational experience, combined with our technology, make our demand response solution as or more reliable than conventional supply-side alternatives. For example, our average performance during demand response events during the summer of 2006, measured as delivered capacity over committed capacity, was greater than 97%.

        Our Operations team has a customer-centric approach and seeks to exceed our customers' expectations through excellence in customer service. Since inception, less than 1% of the end-use customers enabled in our network have opted out of our demand response or energy management solutions.

Sales and Marketing

        As of March 31, 2007, our Sales and Marketing team consisted of 55 employees. We organize our sales efforts by customer type. Our Corporate Development Group sells to grid operators and utilities, while our Sales Group sells to commercial, institutional and industrial customers. Our Marketing Group supports both of these sales efforts.

        Our Corporate Development Group is responsible for securing additional long-term contracts from grid operators and utilities. These sales typically take 12 to 18 months to complete and, when successful, typically result in multi-million dollar contracts with terms of between three and 10 years. We actively pursue long-term contracts in both restructured markets and in traditionally regulated markets.

        Our Sales Group sells our demand response and energy management solutions to commercial, institutional and industrial customers. These sales typically take two to four months to complete and have terms of between one and five years. Our Sales Group is located in major electricity regions throughout the United States, including New England, New York, the Mid-Atlantic, and California. In each of these territories, we have a regional sales director, who reports to our Senior Vice President of Marketing and Sales.

        Our Marketing Group is responsible for generating qualified sales leads, building our brand, and raising awareness of EnerNOC as a leading clean and intelligent power solutions provider by leveraging actual customer experiences and benefits. Our marketing programs include a variety of public relations activities and Web-based seminar campaigns targeted at key policy makers, executives, and decision makers for commercial, institutional and industrial organizations.

Customers

  End-Use Customers

        As of April 15, 2007, we managed approximately 579 MW of technology-enabled demand response capacity from over 375 different commercial, institutional and industrial customers across more than 1,000 customer sites. The following table lists some of our largest customers by capacity under management as of December 31, 2006 in each of the six key vertical markets that our Sales Group primarily targets:

Technology	Education	Food Sales and Storage
AT&T Level 3 Communications General Electric Adobe Systems Navisite	University of San Diego The California State University Southern Connecticut State University Western Connecticut State University New Haven Public Schools	Albertsons Raleys Pathmark Stop & Shop Shop Rite
Government	Healthcare	Manufacturing/Industrial
Suffolk County, NY City of Stamford, CT Town of Vernon, CT City of Brockton, MA City of New Haven, CT	Partners Healthcare Stamford Hospital Greenwich Hospital Hartford Hospital UMass Memorial	O&G Industries North American Hoganas Pfizer Verso Paper Cascades

        Supermarkets are a good example of how our technology and solutions function to deliver demand response capacity to energy markets while delivering significant value to the end-use customer. Supermarkets operate with thin margins, and energy savings can significantly increase net income. On average, the supermarket industry generates net income of 1.5% of revenues and electricity comprises approximately 1.7% of the cost of doing business, as a percentage of revenues. This means that even modest savings in electricity costs can result in a disproportionate increase in net income.

        Supermarkets have a number of measures that can be taken to reduce their electrical demand from the grid. Most supermarkets have a natural gas-fired emergency generator, with an uninterruptible power supply, to ensure that shoppers who are in the checkout line can pay for products in the event of a power disruption. In many regions, these can be activated at times when a supermarket customer is called on to reduce demand. Supermarkets also have the ability to curtail non-critical electrical loads that do not interfere with shopping. Lighting in many supermarkets is separated into three circuits and curtailing one-third of the lights does not impact business continuity. Additionally, air handlers, anti-sweat heaters, and other small ancillary loads can be curtailed. On average, our supermarket customers are able to achieve 90 kW of demand reduction from the grid for each supermarket location by implementing these types of curtailment and back-up generation processes.

        Our demand response solutions enable this demand reduction. Our hardware is installed in each store to provide for remote control of devices and collection and communication of real-time electricity consumption information (i.e., metering). Our hardware communicates through the supermarket's LAN or through a broadband wireless connection. Our hardware has the ability to communicate directly with the physical building management system at each supermarket. It also has the ability to communicate directly with discrete lighting panels and automatic transfer switches coupled to emergency generators in the event that a building management system does not exist. From our NOC, depending on the configuration of our curtailment protocol at each supermarket, we are able to send a command over the Internet to reduce electrical consumption. Demand reduction is monitored remotely with real-time data feeds, the results of which are displayed in our NOC through various data presentment screens. Each supermarket is monitored for the duration of the demand response event and operations are automatically restored to normal when the event ends.

  Grid Operator and Utility Customers

        We have rapidly and significantly grown our base of grid operator and utility customers since inception. As of March 31, 2007, our grid operator and utility customer base included ISO New England Inc., The New York Independent System Operator, PJM Interconnection, L.L.C., The Connecticut Light and Power Company, National Grid, Pacific Gas and Electric Company, Southern California Edison Company and San Diego Gas and Electric Company. We currently provide reliability-based demand response, price-based demand response and ancillary services for them. In certain cases, we also provide demand response audit solutions to our grid operator and utility customers.

Competition

        We face competition from other clean and intelligent power solutions providers, advanced metering infrastructure service providers, as well as utilities and competitive electricity suppliers who offer their own demand response and energy management solutions. We also compete with traditional supply-side resources, such as peaking power plants.

        The clean and intelligent power solutions sector is fragmented. In the demand response sector, we compete with various providers on a regional basis. When competing for grid operator and utility customers, we believe that the primary factors on which we compete are pricing of the capacity that is made available, as well as the financial stability, historical performance levels and overall experience of the demand response solutions provider. When competing for commercial, institutional and industrial customers, we believe that the primary factors are the level of capacity payments shared with the end-use customer for their demand response capacity, level of sophistication employed by the demand response service provider to identify and optimize demand response capabilities at their facilities, and ability of the demand response service provider to service multiple sites across different geographic regions and provide additional technology-enabled energy management solutions. Some providers of advanced metering solutions have added, or may add, demand response products and services to their existing business. Some advanced metering infrastructure service providers are substantially larger and better capitalized than we are and have the ability to combine advanced metering and demand response solutions into an integrated offering to a large existing customer base. We believe that our operational experience, first mover advantage, leadership in the clean and intelligent power solutions sector, and our established base of customers gives us an advantage when competing for commercial, institutional and industrial customers.

        Utilities and competitive electricity suppliers could and sometimes do also offer their own demand response solutions, which could decrease our base of potential customers and could decrease our revenues and profitability. However, demand response programs, as administered by utilities alone, are bound to standard tariffs to which all end-use customers in the utility's service territory must abide. Utilities must treat all rate class customers equally in order to serve them under public utility commission-approved tariffs. In contrast, we have the flexibility to offer customized solutions to different customers. We believe that we also have technology and operational experience at the facility-level, behind the meter, that both utilities and competitive electricity suppliers lack. Furthermore, we believe that our solutions are complementary to utilities and competitive electricity suppliers' demand response efforts because we can help enlist customers to their existing programs and reduce their workload by serving as a single point of contact for an aggregated pool of customers who choose to participate in their programs. However, utilities and competitive electricity suppliers may offer clean and intelligent power solutions at prices below cost or even for free in order to improve their customer relations or competitive positions, which would decrease our base of potential customers and could decrease our revenues and profitability.

        We also compete with traditional supply-side resources such as natural gas-fired peaking plants. In some cases, utilities have an incentive to invest in these fixed assets rather than develop demand response as they are able to include the cost of fixed assets in their rate base and in turn receive a return on investment. In addition, some utilities have a financial disincentive to invest in demand response and even more so in energy efficiency because reducing demand can have the effect of reducing their sales of electricity. However, we believe that our solutions are gaining substantial regulatory support and will continue to do so as they are faster to market, require no electric power generation, transmission or distribution infrastructure, and are more cost-effective and more environmentally sound.

Regulatory

        We provide demand response solutions in restructured electricity markets and in traditionally regulated electricity markets. In restructured markets, we often provide our solutions to the regional grid operators that are responsible for the reliability and efficient operation of the bulk electric power system, such as ISO New England Inc. In traditionally regulated markets, we provide our solutions to utilities, such as Public Service Company of New Mexico.

        Regulations within both types of markets impact how quickly our solutions may be adopted, the prices we can charge and margins we can earn, and the various ways in which we are permitted or may choose to do business and accordingly, impact our assessments of which potential markets to most aggressively pursue.

        The prices we can charge and margins we can earn can be impacted by market policies, such as program rules that discount the value of demand response resources because they can only be available during a limited number of peak demand hours, unlike other types of capacity resources that may be available 24 hours per day, every day of the week. Similarly, regulations regarding the frequency and duration of demand response events can affect the amount of demand response capacity that we are able to enlist from end-use customers and the amount that we need to pay them for their participation.

        The policies regarding the measurement and verification of demand response resources, safety regulations and air quality or emissions regulations, which vary by state, affect how we do business. For example, some state environmental agencies may limit the amount of emissions allowed from back-up generators utilized by end-use customers, even when back-up generators are strictly used to maintain system reliability. For example, in California, demand response capacity is generally not permitted to come from end-use customers who activate back-up generators in order to reduce their electric power grid usage. Therefore, back-up generators are disallowed under all of our contracts with that state's utilities, with the exception of our contract with San Diego Gas & Electric Company, which allows use of back-up generators on which we install emissions control equipment. Measurement and verification policies of various markets influence how we modify the metering and control devices we install and data we record at each customer site in those markets. In the limited cases where we are providing an interconnected demand response resource which allows us to export power to the electric power grid, such as in the case of our contract with San Diego Gas & Electric Company, grid interconnection public safety regulations apply.

Intellectual Property

        We utilize a combination of intellectual property safeguards, including patents, copyrights, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to protect our intellectual property. As of March 31, 2007, in the United States we held one business method patent, which expires in 2022, and we had four pending patent applications, including two pending U.S. applications, and two pending international applications. Our patent applications, and any future patent applications, might not result in a patent being issued with the scope of the claims we seek, or at all, and any patents we may receive may be challenged, invalidated or declared unenforceable. We continually assess appropriate circumstances for seeking patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages.

        As of March 31, 2007, we held eight trademarks/service marks in the United States. These are EnerNOC, Get More from Energy, Energy for Education, Capacity on Demand, PowerTrak, Celerity Energy, eNode, and ENTREX. We also have trademark applications pending that correspond to the following marks: The Greenest kWh is the One Never Used, The Greenest Kilowatt-hour is the One Never Used, The Greenest kW is the One Never Built, The Greenest Kilowatt is the One Never Built, the Cleanest kWh is the One Never Used, One-Click Curtailment, Negawatt Network and CarbonTrak.

        With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our demand response solutions involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our employees have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during the course of employment with us. We also seek confidentiality from our customers and business partners before we disclose any sensitive aspects of our demand response and energy management technology or business strategies. We have not been subject to any material intellectual property claims.

Employees

        As of March 31, 2007, we had 131 full-time employees, including 55 in sales and marketing, 39 in operations, 19 in research and development, and 18 in general and administrative. Of these full-time employees, 89 were located in New England, 14 were located in New York, 19 were located in California, and nine were located in other areas across the United States. We expect to grow our employee base and our future success will depend in part on our ability to attract, retain and motivate highly qualified personnel, for whom competition is intense. Our employees are not represented by any labor unions or covered by a collective bargaining agreement and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Strategic Advisory Board

        Our Strategic Advisory Board consists of individuals with recognized expertise in the energy management, utility, and technology fields who advise us on developing technology standards, business strategy, industry and customer relationships, and anticipating and meeting marketplace needs. The following people were members of our Strategic Advisory Board as of December 31, 2006.

  Charles Bayless is President of the West Virginia University Institute of Technology. He is a member of the Board of Directors of the Ontario Power Authority, Primary Energy Inc., Pike Electric, Commerce Energy Group Inc., and Thermon, Inc. He is the retired Chairman and Chief Executive Officer of Illinova Corporation and Chairman and President of its wholly owned subsidiary Illinois Power. He is the former Chairman, President, and Chief Executive Officer of UniSource Energy Corp.

  Daniel Engel is a Senior Consultant of Freeman, Sullivan & Company, a San Francisco-based energy consulting firm providing demand side management, demand response, pricing, and electric industry restructuring services, both in terms of strategic consulting as well as program initiatives. He is a former Vice President of Energy Delivery & Demand Response of Nexant, Inc., a provider of management and technology consulting services for governments, electric and gas utilities, energy producers, oil and gas companies, and energy end-use customers.

  William Hart is an advisor to technology and financial services companies and a Director of Trimble Navigation Limited. He was the Founder and Managing Partner of Technology Partners, a Silicon Valley venture capital firm, which he led for 21 years.

  Brett Perlman is currently President of Vector Advisors, a consulting firm that serves energy and telecommunications clients. From 1999 to 2003, he served as Commissioner on the Public Utility Commission of Texas. Prior to his government service, he was a management consultant at McKinsey & Company, a global management consulting firm, and a former attorney at Akin, Gump, Strauss, Hauer & Feld LLP.

Legal Proceedings

        In the ordinary conduct of our business we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of such lawsuits, investigations and claims against us, we do not believe that any currently pending or threatened legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Facilities

        Our corporate headquarters and principal office is located in Boston, Massachusetts, where we occupy 21,965 square feet under a sub-lease agreement expiring in June 2009. We also occupy 3,892 square feet in New York, New York under a sub-lease agreement expiring in September 2008. In addition, we lease space in various locations throughout the United States for local sales, marketing, and field operations personnel. We intend to add new facilities and/or expand existing facilities as we add employees and operate in new geographic areas, and we believe that suitable space will be available as needed to accommodate any such expansion of our operations. We do not own any facilities.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information concerning our executive officers, key employees, and directors as of April 30, 2007:

Name	Age	Position
Timothy G. Healy	38	Chairman of the Board and Chief Executive Officer
David B. Brewster	35	President, Chief Operating Officer, Treasurer and Director
Neal C. Isaacson	45	Chief Financial Officer
Philip Giudice	51	Senior Vice President of Corporate Development and Director
Gregg Dixon	34	Senior Vice President of Marketing and Sales
David M. Samuels	44	Senior Vice President of Strategic Development, General Counsel and Secretary
Terrence E. Sick	47	Vice President of Product Development and Engineering
Richard Dieter	63	Director
TJ Glauthier	63	Director
Adam Grosser	46	Director
William D. Lese	49	Director

        Timothy G. Healy has served as our Chairman of the Board and Chief Executive Officer since June 2003 and co-founded EnerNOC in 2001. During 2001 Mr. Healy worked in the Energy Technology Laboratory for Northern Power Systems, Inc. (now Distributed Energy Systems Corporation), a firm that integrates hundreds of distributed power systems and related equipment around the globe. Mr. Healy has also held positions with Merrill Lynch, International Fuel Cells (now UTC Fuel Cells, LLC), and Commonwealth Capital Ventures. He also co-founded Student Advantage, which went public in 1999. Mr. Healy holds a Bachelor of Arts in Government and Economics from Dartmouth College and an MBA from the Tuck School of Business at Dartmouth.

        David B. Brewster has served as a Director and as our President and Treasurer since June 2003 and was appointed Chief Operating Officer in February 2007. Mr. Brewster co-founded EnerNOC in 2001. During 2001, Mr. Brewster worked at Beacon Power Corporation, a manufacturer of energy storage and power conversion technologies for the renewable energy and distributed generation markets. Mr. Brewster has also evaluated emerging energy technologies for Winslow Management Company, an environmentally focused investment management firm and developed corporate strategies for SolarBank, a global capital fund for the financing of solar energy systems. Mr. Brewster holds a Bachelor of Arts from Wesleyan University, a Master of Environmental Management from Duke University and an MBA from the Tuck School of Business at Dartmouth.

        Neal C. Isaacson has served as our Chief Financial Officer since February 2006 and prior to that, served as our Vice President of Finance from August 2005 to February 2006. From August 2004 to August 2005, Mr. Isaacson provided financial guidance and direction at Intrusic, Inc. From August 2003 to August 2004, Mr. Isaacson served as the Chief Financial Officer of Ucentric Systems, Inc., and from November 1995 to June 2001, he founded and served as the Chief Financial Officer and director of Cignal Global Communications, Inc. Mr. Isaacson holds a degree in Accounting from the University of Massachusetts, is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and Massachusetts Society of Certified Public Accountants.

        Philip Giudice has served as our Senior Vice President of Corporate Development since September 2005 and prior to that served in an advisory role beginning in April 2003. Mr. Giudice has served as a Director since June 2003. From June 1985 to March 2003, Mr. Giudice served as a Vice President and Senior Partner at Mercer Management Consulting. Mr. Giudice worked as an exploration geologist at Chevron Corp. from 1976 to 1979 and for Freeport-McMoRan from 1980 to 1983. Mr. Giudice holds a Bachelor of Science in Geology from the University of New Hampshire, a Master of Science in Economic Geology from the University of Arizona and an MBA from the Tuck School of Business at Dartmouth.

        Gregg Dixon has served as our Senior Vice President of Marketing and Sales since February 2007, and prior to that, served as our Vice President of Marketing and Sales since August 2004. From December 2001 to July 2004, Mr. Dixon served as Vice President of Marketing and Sales for Hess Microgen, a leading provider of commercial onsite cogeneration systems and services. From June 1995 to November 2001, Mr. Dixon was also a Partner at Mercer Management Consulting, where he advised global Fortune 1000 technology, consumer products, and energy clients on customer and product strategy, economic choice analysis, and new business model development. Mr. Dixon holds degrees in Business Administration and Computer Science from Boston College and is a Certified Energy Manager.

        David M. Samuels has served as our Senior Vice President of Strategic Development, General Counsel and Corporate Secretary since February 2007, and prior to that, served as our Vice President of Strategic Development, General Counsel and Corporate Secretary since November 2006. From June 2005 to November 2006, Mr. Samuels served as Vice President of Corporate Development and General Counsel at ThingMagic, Inc., a radio frequency identification company. From 2000 to 2001, Mr. Samuels was a director of, and from March 2000 to September 2004 worked as Executive Vice President at, Guardent, Inc., a security services company he co-founded, where he was responsible for strategic financings, mergers and acquisitions, general legal matters and human resources. From November 1999 through March 2000, Mr. Samuels served as Senior Vice President Business Affairs and Deputy General Counsel at Razorfish, Inc. From October 1998 to November 1999, Mr. Samuels served as Vice President of Corporate Development, General Counsel and Corporate Secretary of i-Cube, Inc., which was acquired by Razorfish, Inc. in November 1999. Mr. Samuels holds a Bachelor of Arts in Economics from Brandeis University and a JD from Northeastern University.

        Terrence E. Sick has served as our Vice President of Product Development and Engineering since February 2006. From August 1996 to February 2006, Mr. Sick was President, Chief Executive Officer and Founder of eBidenergy, Inc., a company that integrated real-time metering, monitoring, and control-systems to bring value-added online energy procurement, data acquisition, and data analysis services to its customers. From 1987 to 1996, Mr. Sick worked as an independent utility consultant to Rochester Gas and Electric Corporation, Xerox Corporation, Central Vermont Public Service, Atlantic Electric LLC, and The Public Service of Indiana. Mr. Sick holds a Bachelor of Science in Mechanical Engineering from the Rochester Institute of Technology and is a Certified Energy Manager.

        Richard Dieter has served as a Director since April 2007. From September 1976 through August 2002, Mr. Dieter served as an Accounting and Audit Partner for Arthur Andersen LLP and since August 2002, Mr. Dieter has been working as a principal assisting Arthur Andersen LLP in the wind-down of its legacy public accounting business. From 1992 to 2001, Mr. Dieter served as chair of the AICPA-SEC International Task Force, and from 1997 to 2002, served as a member of the AICPA's Auditing Standards Board. Mr. Dieter currently serves on the board of directors of Picis, Inc., a provider of healthcare information solutions. Mr. Dieter holds a Bachelor of Science in Business Administration from Boston University and a Master of Science in Accounting from the University of Massachusetts in Amherst.

        TJ Glauthier has served as a Director since April 2007, and prior to that, served on our Strategic Advisory Board from May 2005 until April 2007. Mr. Glauthier has served as President of TJG Energy Associates, LLC, a California based energy consulting firm since January 2005. From May 2001 to December 2004, Mr. Glauthier served as the Chief Executive Officer and President of the Electricity Innovation Institute, which was an affiliate of the Electric Power Research Institute. From 1999 to 2001, Mr. Glauthier served as the Deputy Secretary and Chief Operating Officer of the U.S. Department of Energy. From 1993 to 1998, Mr. Glauthier served as the Associate Director for Natural Resources Energy and Science at the U.S. Office of Management and Budget in the Executive Office of the President. Mr. Glauthier also serves on the Board of Directors of Union Drilling, Inc. Mr. Glauthier holds an A.B. in Mathematics from Claremont McKenna College and an MBA from Harvard Business School.

        Adam Grosser has served as a Director since January 2005. Mr. Grosser has served as a general partner of Foundation Capital, LLC, a venture capital firm, since September 2000. From December 1996 to December 1999, Mr. Grosser served as president of Excite@Home's Subscriber Networks Division. From November 1993 to October 1996, Mr. Grosser was a founder, President and Chief Executive Officer of Catapult Entertainment. Mr. Grosser also serves on the boards of directors of Atkino, Inc., Hammerhead Systems, Inc., Synfora, Inc., Conrol4 Inc., SiBEAM, Inc., Silver Spring Networks, Inc., PeakStream, Inc., Rinera Networks, Inc. and Rohati, Inc. Mr. Grosser holds a Bachelor of Applied Science, a Master of Science and an MBA from Stanford University.

        William D. Lese has served as a Director since June 2003. Mr. Lese co-founded and since October 2001 has served as a managing director of Braemar Energy Ventures, LP, a venture capital management company focused exclusively on investing in early to mid-stage energy technology companies in the United States and Canada. He also serves on the board of directors of Celunol Corp., CoalTek, Inc. and Utility Associates, Inc. and is Chairman of the Board of Solicore, Inc. Mr. Lese holds a Bachelor of Arts in Physics and a Master of Science in Energy Sciences from New York University.

Board of Directors

  Board Composition

        Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, the authorized number of directors may be changed only by resolution of the board of directors. We currently have seven directors. In accordance with our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders commencing with the meeting in 2008, the successors to the directors whose terms then expire will be elected to serve until the third annual meeting following the election. At the closing of this offering, our directors will be divided among the three classes as follows:

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  The Class I directors will be Philip Giudice, Adam Grosser and William Lese, and their terms will expire at the annual meeting of stockholders to be held in 2008;

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  The Class II directors will be Richard Dieter and TJ Glauthier, and their terms will expire at the annual meeting of stockholders to be held in 2009; and

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  The Class III directors will be David Brewster and Timothy Healy, and their terms will expire at the annual meeting of stockholders to be held in 2010.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

  Director Independence

        Our board of directors has reviewed the materiality of any relationship between us and any of our directors, either directly or indirectly. Based on this review, the board has determined that Messrs. Dieter, Glauthier, Grosser and Lese are "independent directors" as defined by Nasdaq. The rules of the Nasdaq Global Market require that a majority of the board of directors of a listed company consist of independent directors, as defined by the rules of the Nasdaq Global Market.

  Committees of the Board of Directors

        Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. The rules of the Nasdaq Global Market require that the audit committee consist of at least three members of the board, each of whom must be independent, as established under the rules of the Nasdaq Global Market and the SEC. Companies such as us, that are listing on the Nasdaq Global Market in connection with an initial public offering, may have fewer than all members of their audit committees comply with the independence requirements on the date of listing, provided that at least one is independent at the time of listing, a majority are independent within 90 days of the date of listing and all are independent within one year of the date of listing.

        Audit committee.    Our audit committee is composed of Messrs. Dieter, Glauthier and Lese. Our audit committee currently consists of two independent directors and one director who is not independent for audit committee purposes. As required by the rules of the Nasdaq Global Market, we intend to appoint a third independent director to the audit committee to replace the final non-independent member within one year of our listing on the Nasdaq Global Market. Our board of directors has determined that Mr. Dieter is an audit committee financial expert as currently defined under SEC rules. Our audit committee is authorized to:

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  approve and retain the independent auditors to conduct the annual audit of our books and records;

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  review the proposed scope and results of the audit;

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  review and pre-approve the independent auditor's audit and non-audit services rendered;

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  approved the audit fees to be paid;

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  review accounting and financial controls with the independent auditors and our financial and accounting staff;

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  review and approve transactions between us and our directors, officers and affiliates;

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  recognize and prevent prohibited non-audit services;

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  establish procedures for complaints received by us regarding accounting matters;

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  oversee internal audit functions, if any; and

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  prepare the report of the audit committee that SEC rules require to be included in our annual meeting proxy statement.

        Compensation committee.    Our compensation committee is composed of Messrs. Glauthier, Grosser and Lese. All members of our compensation committee are independent. Our compensation committee is authorized to:

  •
  review and recommend the compensation arrangements for management, including the compensation for our President and Chief Executive Officer;

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  establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

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  administer our stock option and incentive plans; and

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  prepare the report of the compensation committee that SEC rules require to be included in our annual meeting proxy statement.

        Nominating and corporate governance committee.    Our nominating and corporate governance committee is composed of Messrs. Dieter, Glauthier and Grosser. All of our nominating and corporate governance committee members are independent. Our nominating and governance committee is authorized to:

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  identify and nominate members of the board of directors;

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  develop and recommend to the board of directors a set of corporate governance principles applicable to our company; and

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  oversee the evaluation of the board of directors and management.

Compensation Committee Interlocks and Insider Participation

        Our compensation committee is composed of Messrs. Glauthier, Grosser and Lese. No member of our compensation committee has at any time been an employee of ours. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

        Mr. Glauthier and affiliates of Messrs. Grosser and Lese have participated in transactions with us. For a detailed description of these transactions, see "Certain Relationships and Related Transactions—Sales of Convertible Preferred Stock" and "Certain Relationships and Related Transactions—Strategic Advisory Board Option Grant."

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

        This compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid to each of our named executive officers during 2006 and describes our policies and decisions made with respect to the information contained in the following tables, related footnotes and narrative for 2006. We also describe actions regarding compensation taken before or after 2006 when it enhances the understanding of our executive compensation program.

        Our board of directors appoints the members of its compensation committee and delegates to the compensation committee the direct responsibility for overseeing the design and administration of our executive compensation program. The principal elements of our executive compensation program are base salary, annual bonus, long-term equity incentives in the form of stock options, and post-termination severance and acceleration of stock option vesting upon certain termination and/or change of control events. The objectives of our executive compensation program are to position the aggregate of these elements at a competitive level that is commensurate with our size, industry and sustained performance.

        The compensation committee generally makes recommendations to our board of directors based upon management's request and recommendations provided to it by our Chief Executive Officer. Our board of directors considers and has final approval over the recommendations of the compensation committee regarding the compensation of our named executive officers, including the severance terms of their employment agreements. Our compensation committee negotiated the employment agreements with our Chief Executive Officer and President. Our Chief Executive Officer negotiated the employment agreements with our other named executive officers. The goal in negotiating these agreements was to secure and retain talented executives and to ensure stability and structure during our growth stage. The compensation committee negotiated the employment agreements with our Chief Executive Officer and our President with these same goals in mind.

Executive Compensation Program Objectives and Philosophy

        In General.

        The objectives of our executive compensation program are to:

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  attract, motivate and retain talented and dedicated executive officers;

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  provide our executive officers with both cash and equity incentives to promote strong performance and the attainment of goals set for them by the compensation committee and our board of directors;

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  provide our executive officers with long-term incentives in order to retain their services;

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  provide stability during our growth stage; and

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  align the interests of our executive officers with those of our stockholders.

        In December of each year, our compensation committee meets to set recommendations for base salaries and the bonus and stock option awards to be paid to our named executive officers. In setting annual recommendations for salaries and bonuses and stock awards, the compensation committee reviews the individual contributions of each executive officer and the achievement of predetermined corporate, departmental and individual performance goals. We grant stock options to provide our executives the opportunity for long-term compensation based upon the performance of our common stock over time.

        Competitive Market.    We define our competitive market for executive officers to be the energy services and technology industries. To date, our compensation committee has not engaged in the benchmarking of executive compensation and instead relied heavily on the collective experience in the energy services and technology industries of the members of the committee and their business judgment. The compensation committee is developing our executive compensation program for 2007 and in doing so plans to utilize publicly available compensation data from national and regional companies of similar size and growth potential in the electric power and technology industries.

Base Salaries

        In General.    Base salary is used to compensate our executive officers based on:

  •
  experience associated with the position;

  •
  level of responsibility;

  •
  skills;

  •
  knowledge;

  •
  the base salary level in prior years;

  •
  contributions in prior years; and

  •
  recommendations made by the Chief Executive Officer (except for his own salary).

Salaries for our named executive officers are reviewed by our Chief Executive Officer, other than his own, which is reviewed by the compensation committee, on an annual basis, as well as at the time of promotion or other changes in responsibilities. The compensation committee does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon the consideration of all of these factors.

        The salaries of our named executive officers are set by our compensation committee. In November 2006, the compensation committee increased our Chief Executive Officer's and our President's salaries from $150,000 to $290,000 and $175,000 to $230,000, respectively, The compensation committee based these increases on Mr. Healy's and Mr. Brewster's ongoing contributions to our growth and development and the committee's confidence in their ability to further our corporate goals of continually increasing our revenues; attracting new grid operator, utility and end-use customers; maintaining and expanding our relationships with existing customers; securing and retaining talented employees; including members of our management team; promoting awareness of demand response solutions and establishing our reputation as a leading provider of demand response solutions. In the decision to approve Mr. Healy's and Mr. Brewster's salary increases, the compensation committee considered their contributions to the Company through November 2006. More specifically, the compensation committee considered their roles in increasing the number of our contracts and open market programs with grid operator and utility customers and our number of end-use customers through sales and marketing efforts; their delivery of high quality customer service that has resulted in low attrition rates among our customers; their successful efforts to attract and maintain a talented management team; and their roles in doubling our total number of employees from January through November 2006. The compensation committee viewed all of these contributions as factors that led to the achievement of our corporate goals. The compensation committee took into account that these contributions have been, and based on Mr. Healy's and Mr. Brewster's growing expertise in the demand response marketplace, will continue to be, instrumental in achieving our overall goal of continued growth of our revenue and our customer base and development of our technological capabilities. These salary increases were approved by our board of directors retroactive to February 1, 2006.

        Our compensation committee also approved increases in the annual base salary rates for Mr. Isaacson, from $165,000 in 2006 to $200,000 in 2007; Mr. Giudice, from $165,0000 in 2006 to $200,000 in 2007 and Mr. Dixon from $165,000 in 2006 to $175,000 in 2007. The compensation committee based these increases on Messrs. Isaacson's, Giudice's and Dixon's contributions to our growth and development and the committee's confidence in their ability to further our corporate goals, described above. In the decision to approve Messrs. Isaacson's, Giudice's and Dixon's salary increases, the compensation committee considered their various contributions to the Company through November 2006. More specifically, the compensation committee considered Mr. Isaacson's efforts in our fund raising activities where we successfully raised working capital through debt and equity financings that have enabled us to continue in our development of clean and intelligent power solutions and expand our sales and delivery capabilities; Mr. Giudice's successful efforts to educate existing and potential grid operator and utility customers, as well as Federal and state regulatory agencies, regarding the benefits of our demand response and energy management solutions; and Mr. Dixon's leadership role within our sales organization, which increased the MWs enrolled in our demand response programs by 200% from January through November 2006. The compensation committee viewed the contributions listed above as factors that led to the achievement of our corporate goals. The compensation committee took into account that these contributions have been, and will continue to be, instrumental in achieving our overall goal of continued growth of our revenue and our customer base and development of our technological capabilities.

Annual Bonus

        Our executive compensation program includes eligibility for an annual performance-based bonus in the case of all named executive officers. We provide this opportunity as a way to attract and retain highly skilled and experienced executive officers and to motivate them to achieve annual corporate, departmental and individual goals which consist of various revenue, cost and operational targets, some of which are non-financial. Currently, all employees, including executives, are eligible for annual discretionary performance-based bonuses. As provided in their employment agreements, our Chief Executive Officer and President are eligible for annual performance-based bonuses beginning in 2007 of up to $50,000 and $70,000 respectively. The other three named executive officers have annual bonus targets of at least 25% of their base salary, which are consistent with the terms of employment offers made to such officers when they become employees of the Company. The compensation committee determines the specific amount of annual performance-based bonuses to be awarded to our executive officers, including our Chief Executive Officer and President, based on the achievement of certain financial and non-financial goals, all of which have been predetermined by our board of directors. The committee gives equal weight to the achievement of our financial goals and the achievement of non-financial goals and then makes a subjective determination of the amount of bonus awards for each executive based on the level of achievement of those goals in comparison with both the expected level of achievement and the level of achievement of other executive officers. The committee also takes into consideration any maximum amounts or other bonus terms set forth in the executive officers' employment agreements. In Mr. Dixon's case, the compensation committee's philosophy is that, due to Mr. Dixon's position as the company's Senior Vice President of Marketing and Sales, a higher proportion of his total compensation should be comprised of his annual performance-based bonus than in the case of our other executive officers. Among the factors considered in determining Mr. Dixon's bonus are the Company's total revenue and cost of revenue, and various marketing objectives such as media coverage.

        In December 2005, the compensation committee established various corporate financial, and non-financial goals for the named executive officers. The financial goals included the achievement of a specified threshold level of revenue and gross profit percentages for our 2006 fiscal year. The compensation committee deemed these financial goals as the most important elements of our performance in 2006, and, if they were achieved, that the likely result would be an increase in stockholder value. The specific performance levels for financial goals were determined with reference to target levels in our 2006 budget, which we used to manage our day to day business. The target levels established in our budget are sensitive financial information that, if publicly disclosed, could hinder our ability to effectively compete against our competitors, or put us at a significant competitive disadvantage in negotiations with third parties. The targets were set by our board of directors at the beginning of the year at a level that represented an aggressive level of growth and financial performance with the intent that they would be difficult but achievable. Therefore, we expect that the targets could be frequently but not automatically achieved.

        Non-financial goals specified demonstrable enhancement in specific portions of a named executive officer's area of management and were specifically structured for each named executive officer. Mr. Healy's non-financial goals were established as a result of discussions between our compensation committee and Mr. Healy. The non-financial goals for other named executive officers were established as a result of discussions between Mr. Healy and the other named executive officers. These non-financial goals for each named executive officer for 2006 were as follows:

        Mr. Isaacson—establish and administer a financial management reporting system for timely measurement and reporting of operating results; prepare the company to access equity and debt financing markets as needed; implement an effective company-wide roll-out of a customer relationship management solution to manage operational and customer relationships.

        Mr. Giudice—enhance and maintain utility and grid operator pipeline; expand our relationships with state public utility commissions; and help recruit, staff and expand our corporate development organization.

        Mr. Dixon—accelerate growth by expanding our geographic reach by opening up a minimum of one additional geography for our demand response solutions; position the sales organization for success by recruiting and training a world class sales organization; and expand our marketing activities, including accumulating and tracking of sales leads, creating a contact database and exhibiting consistent evidence of our growing on-line presence.

        Although the details of non-financial objectives were specifically structured for each named executive officer, both financial and non-financial goals were required to be met to receive 100% of the annual bonus targets for each named executive officer. If financial or non-financial goals were not met, the compensation committee retained discretion to award less than 100% of the annual bonus targets or to refrain from paying any bonus and if such goals were exceeded, the compensation committee retained discretion to award amounts in excess of the annual bonus targets.

        Because Mr. Healy's and Mr. Brewster's employment agreements provided for nondiscretionary bonuses in 2006, achievement of financial goals and non-financial goals was not considered by the compensation committee in determining their 2006 bonuses.

Amounts of Annual Bonus Earned in 2006

        The amounts earned by each of our named executive officers was determined in January 2007 by the compensation committee after examining our financial results and evaluating the performance of each executive officer against his individual goals. For 2006, the compensation committee determined that we achieved in excess of 100% of our financial goals. In addition, the compensation committee determined that Messrs. Isaacson, Giudice and Dixon achieved their non-financial goals. In the case of Mr. Dixon, the Committee noted the overachievement of our financial goals combined with our stated philosophy of providing the Senior Vice President of Marketing and Sales a higher proportion of his total compensation with annual performance-based bonuses.

        Based on the achievement of these financial and non-financial goals, the compensation committee determined that the amounts of bonus earned by Messrs. Isaacson, Giudice and Dixon during fiscal year 2006 were $50,000, $55,000 and $202,500, respectively.

        Total Compensation Comparison.    In 2006, bonus award opportunities accounted for approximately 19% of total compensation for our Chief Executive Officer, 22% on average for our other named executive officers excluding Mr. Dixon, and 52% for Mr. Dixon.

Special Stock Grants

        On April 25, 2007, our board of directors granted shares of our common stock to our Chief Executive Officer and to our President in recognition of their success in preparing EnerNOC for the commencement of our initial public offering. These one-time grants were not made pursuant to any compensatory plan or policy. A total of 104,393 shares were granted. Mr. Healy and Mr. Brewster each received half of the shares. Based on the initial public offering price of $26.00 per share, the shares we granted to Mr. Healy would have a value of $1.36 million and the shares we granted to Mr. Brewster would have a value of $1.36 million.

Long-term Equity Incentives

        In General.    We provide the opportunity for our named executive officers to earn long-term equity incentive awards. Long-term equity incentive awards provide our executives with the incentive to continue their employment with us for longer periods of time, which in turn, provides us with greater stability during our growth stage. These awards are also less costly to us in the short-term than cash compensation. In 2006, our long-term equity incentive program consisted of grants of stock options.

        Stock Options.    Equity incentive awards, which have been provided in the form of stock option grants, are awarded based on various factors including the responsibilities of the individual executive officer, his or her past performance, anticipated future contributions, prior option grants (including the vesting schedule of such prior grants) and the executive's total cash compensation. Our equity incentive awards granted to executive officers in 2006 were made by our compensation committee based on these factors as part of a broad-based grant of options to all of our executive employees under our 2003 Stock Plan intended to encourage an ownership culture among our employees. We granted all stock options to our executive officers at exercise prices equal to the fair market value of our common stock on the date of grant. All of these option grants are subject to a four year vesting schedule. We believe that these time-based vesting provisions reward longevity and the commitment of our executive officers. We have not adopted stock ownership guidelines, and our stock compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests. We have traditionally used stock options as our form of equity compensation because stock options result in less immediate dilution of existing stockholders' interest and, prior to our adoption of FAS 123(R), resulted in less compensation expense for us relative to other types of equity awards. It is the intention of the compensation committee to award long-term equity incentives to executives on an annual basis, although more frequent awards may be made at the discretion of the compensation committee, such as in the case of promotions or newly hired executives.

        In May 2006, the compensation committee recommended, and our board of directors approved, the grant of stock options to Messrs. Brewster and Giudice in order to reward the contributions they made towards the achievement of our corporate goals, which in turn allowed us to make an upward revision of our 2006 business plan.

        In May 2006, the compensation committee recommended, and our board of directors approved, amendments to all of our outstanding incentive stock option agreements with Messrs. Isaacson, Giudice and Dixon to provide for accelerated vesting of stock awards upon certain change of control events. These change of control provisions are discussed further in "—Severance and Change of Control Benefits" and "—Potential Payments Upon Termination or Change of Control."

        In September 2006, the compensation committee, following our mid-year review of our sales goals, recommended that our board of directors grant options to Mr. Dixon in order to recognize the contributions he had made towards exceeding our 2006 to-date sales goals.

        In December 2006, the compensation committee, as part of its annual review process, recommended that our board of directors grant stock options to all of our named executive officers in order to align our executives' ownership interests with the long-term interests of our stockholders. In each case, our board of directors approved the option grants recommended by the compensation committee. These grants served multiple purposes, including decreasing the dilutive impact of corporate financing activities and headcount growth and better aligning our executives' ownership interests with those of our stockholders.

        Total Compensation Comparison.    In 2006, long-term equity incentives accounted for approximately 7% of total compensation for our Chief Executive Officer and 6% on average for our other named executive officers. We believe that the amount of long-term equity incentives as a proportion of total compensation for 2006 was lower than it will be in the future due to increased compensation expense resulting from both future stock option grants and accounting charges taken for our December 2006 option grants, only one month of which accounting charges were recorded in 2006.

Executive Benefits and Perquisites

        Our named executive officers receive the same general health and welfare benefits as all of our other employees. We did not provide any personal benefits or perquisites to our named executives officers in 2006.

Severance and Change of Control Benefits

        We provide protections for our named executive officers by including severance and change of control provisions in their employment agreements. We provide these protections in order to attract and retain highly skilled and experienced executive officers, as well as to align the interests of our executives with those of our stockholders. During 2006, certain changes were made to the change of control provisions and severance provisions of our named executive officers in order to create more consistency between the terms of the Chief Executive Officer's and President's employment agreements and the employment agreements of our other named executive officers. If terminated other than for cause, or if terminating their employment for good reason, our Chief Executive Officer and President receive severance payments equal to twelve months of their annual base salary and all accrued but unpaid incentive compensation, as recommended by the compensation committee and approved by our board of directors. Under the same circumstances, our other named executives receive severance payments equal to six months of their annual base salary and all accrued but unpaid incentive compensation, as recommended by the compensation committee and approved by our board of directors. We believe that the increased difficulty of finding comparable employment opportunities at the level of chief executive officer or president requires that companies provide longer terms for severance payments in order to attract and retain highly skilled and experienced individuals for these positions.

        In the event of a change of control, certain provisions of our named executive officers' employment agreements allow for acceleration of equity awards in the event the executive is terminated without cause or the executive terminates their employment for good reason. We refer to this type of arrangement as "double trigger" acceleration. The provisions of our named executive officers' incentive stock option agreements provide for accelerated vesting of a certain number of options in the event of a change of control in which we are valued at $75 million or greater. We believe that this combination of double and single trigger equity vesting acceleration mechanisms incentivize our executive officers to achieve corporate, departmental and individual goals and rewards them for their part in increasing our value, while contemporaneously incentivizing them to maintain their employment after a friendly change of control.

        Our severance and change in control provisions for our named executive officers and the definitions of cause, good reason, and change of control are summarized in "—Potential Payments Upon Termination or Change of Control." Our analysis of our severance and change of control provisions indicates that they are standard and in the range of such terms for similarly situated executives at other companies.

Summary Compensation Table

        The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2006 to (1) our Chief Executive Officer, (2) our Chief Financial Officer and (3) our three most highly compensated executive officers, other than our Chief Executive Officer and our Chief Financial Officer, who earned more than $100,000 during the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)		Total ($)
Timothy G. Healy Chief Executive Officer	2006	280,417	70,000	28,526	(2)	378,943
David B. Brewster President and Chief Operating Officer	2006	225,417	70,000	29,772	(3)	325,189
Neal C. Isaacson Chief Financial Officer	2006	165,000	50,000	13,898	(4)	228,898
Philip Giudice Senior Vice President	2006	165,000	55,000	19,253	(5)	239,253
Gregg Dixon Senior Vice President	2006	165,000	202,500	20,296	(6)	387,796

(1)
See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for details as to the assumptions used to determine the fair value of the option awards. See also our discussion of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Use of Estimates—Stock-Based Compensation."

(2)
Consists of $3,644 and $24,882, representing the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Healy to purchase 243,587 shares of common stock on January 11, 2005 and 169,860 shares of common stock on December 7, 2006, calculated in accordance with SFAS 123R.

(3)
Consists of $3,644, $1,246 and $24,882, representing the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Brewster to purchase 243,587 shares of common stock on January 11, 2005, 19,817 shares of common stock on May 11, 2006 and 169,860 shares of common stock on December 7, 2006, calculated in accordance with SFAS 123R.

(4)
Consists of $1,159, $1,791 and $10,948, representing the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Isaacson to purchase 70,775 shares of common stock on August 1, 2005, 103,614 shares of common stock on September 15, 2006 and 74,738 shares of common stock on December 7, 2006, calculated in accordance with SFAS 123R.

(5)
Consists of $383, $720, $345, $974, $445 and $16,386, representing the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Giudice to purchase 102,311 shares of common stock on August 19, 2003, 48,127 shares of common stock on January 11, 2005, 22,648 shares of common stock on February 9, 2005, 44,234 shares of common stock on December 15, 2005, 7,077 shares of common stock on May 11, 2006 and 111,824 shares of common stock on December 7, 2006, calculated in accordance with SFAS 123R.

(6)
Consists of $551, $280, $2,230, and $17,235, representing the compensation expense incurred by us in fiscal year 2006 in connection with option grants to Mr. Dixon to purchase 84,930 shares of common stock on September 15, 2004, 18,684 shares of common stock on January 11, 2005, 14,155 shares of common stock on September 7, 2006 and 117,769 shares of common stock on December 7, 2006, calculated in accordance with SFAS 123R.

Grants of Plan-Based Awards

        The following table shows information regarding grants of equity awards that we made during the fiscal year ended December 31, 2006 to each of the executive officers named in the Summary Compensation Table.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Timothy G. Healy Chief Executive Officer	12/7/06	169,860	0.51	1,456,518
David B. Brewster President and Chief Operating Officer	12/7/06 5/11/06	169,860 19,187	0.51 0.51	1,456,518 7,763
Neal C. Isaacson Chief Financial Officer	12/7/06	74,738	0.51	640,868
Philip Giudice Senior Vice President	12/7/06 5/11/06	111,824 7,077	0.51 0.51	958,874 2,773
Gregg Dixon Senior Vice President	12/7/06 9/7/06	117,769 14,155	0.51 0.51	1,009,852 22,896

  Employment Agreements

        Timothy G. Healy.    We entered into an employment agreement with Mr. Healy, effective as of November 9, 2006, to continue serving as our Chief Executive Officer on an at-will basis. Pursuant to his employment agreement, Mr. Healy's annual base salary is $290,000 per year, and he is eligible to receive discretionary, annual performance-based bonuses in 2007 and beyond of up to $50,000. These bonuses shall be based on (i) the achievement of performance goals, as identified by us from time to time, and (ii) our overall financial performance during that period. In connection with the negotiation of his employment agreement and on the recommendation of the compensation committee, we agreed to fix the amount of Mr. Healy's performance-based bonus for 2006 at $70,000 based on Mr. Healy's performance as Chief Executive Officer during 2006, including achievement of the goals that the committee considers when determining annual performance-based bonuses for our Chief Executive Officer. Pursuant to a stock repurchase agreement dated June 17, 2003 and subsequently amended effective as of January 10, 2005, May 16, 2006 and November 9, 2006, if Mr. Healy's employment is terminated by us without cause or by Mr. Healy for good reason, we are required to pay him an amount equal to 100% of his then-current annual base salary over the course of approximately 12 months.

        Under the 2003 Stock Plan, Mr. Healy received an incentive stock option to purchase 243,587 shares of our common stock and an incentive stock option to purchase 169,860 shares of our common stock. Each option vests as to 25% of the shares on the first anniversary of the date of the respective grant and as to 2.08% of the shares every month thereafter. In May 2006, we amended these incentive stock option agreements to provide for accelerated vesting of 100% of Mr. Healy's then unvested shares upon a change of control in which we are valued at $75 million or greater.

        David B. Brewster.    We entered into an employment agreement with Mr. Brewster, effective as of November 9, 2006, to continue serving as our President on an at-will basis. Pursuant to his employment agreement, Mr. Brewster's annual base salary is $230,000 per year, and he is eligible to receive discretionary, annual performance-based bonuses in 2007 and beyond of up to $70,000. These bonuses shall be based on (i) the achievement of performance goals, as identified by us from time to time, and (ii) our overall financial performance during that period. In connection with the negotiation of his employment agreement and on the recommendation of the compensation committee, we agreed to fix the amount of Mr. Brewster's performance-based bonus for 2006 at $70,000 based on Mr. Brewster's performance as President during 2006, including achievement of the performance goals that the committee considers when determining annual performance-based bonuses for our President. Pursuant to a stock repurchase agreement dated June 17, 2003 and subsequently amended effective as of January 10, 2005, May 16, 2006 and November 9, 2006, if Mr. Brewster's employment is terminated by us without cause or by Mr. Brewster for good reason, we are required to pay him an amount equal to 100% of his then-current annual base salary over the course of approximately 12 months.

        Under the 2003 Stock Plan, Mr. Brewster received an incentive stock option to purchase 243,587 shares of our common stock, an incentive stock option to purchase 19,817 shares of our common stock and an incentive stock option to purchase 169,860 shares of our common stock. Each option vests as to 25% of the shares on the first anniversary of the date of the respective grant and as to 2.08% of the shares every month thereafter. In May 2006, we amended these incentive stock option agreements to provide for accelerated vesting of 100% of Mr. Brewster's then unvested shares upon a change of control in which we are valued at $75 million or greater.

        In the case of each of our other named executive officers, 2006 compensation, including bonus amounts, was recommended by the compensation committee of our board of directors and approved by our full board of directors. The definitions of good reason, cause, and change of control for purposes of Messrs. Healy and Brewster's employment arrangements are set forth below in "—Termination of Employment and Change of Control Arrangements."

  Fiscal Year 2006 Equity Awards

        All of the stock option awards disclosed in the Grants of Plan-Based Awards table were issued under the 2003 Stock Plan and were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. Subject to the terms of the 2003 Stock Plan and the option agreements issued in connection with these grants, all of the options granted in 2006 vest as to 25% of the shares on the first anniversary of the grant date and as to an additional 2.08% of the shares per month thereafter. Some of our stock option awards may vest upon a termination following a change of control as discussed below under "—Termination of Employment and Change of Control Arrangements."

  Amendment of Incentive Stock Option Awards

        From August 2003 to May 2006, we granted option awards to certain of our executive officers, including Messrs. Healy, Brewster, Isaacson, Giudice and Dixon under the 2003 Stock Plan and pursuant to incentive stock option agreements. On May 16, 2006, our board of directors approved amendments to these incentive stock option agreements to provide for acceleration of vesting in the event of a change of control in which we are valued at $75 million or greater. These option grants are reflected in the Grants of Plan-Based Awards table and include the incremental fair value of such grants. See "—Termination of Employment and Change of Control Arrangements."

Outstanding Equity Awards At Fiscal Year-End

        The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2006 to each of the executive officers named in the Summary Compensation Table.

Name	Number of Securities Underlying Unexercised Options, Exercisable (#)	Number of Securities Underlying Unexercised Options, Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Timothy G. Healy Chief Executive Officer	— —	126,868 169,860	(1) (2)	0.35 0.51	1/11/15 12/7/16
David B. Brewster President and Chief Operating Officer	— — —	126,868 19,817 169,860	(1) (3) (2)	0.35 0.51 0.51	1/11/15 5/11/16 12/7/16
Neal C. Isaacson Chief Financial Officer	— — —	69,076 47,185 74,738	(4) (5) (6)	0.35 0.35 0.51	9/15/15 8/1/15 12/7/16
Philip Giudice Senior Vice President	1,948 1,061 471 923 — —	13,626 26,068 11,796 29,490 7,077 111,824	(7) (8) (9) (10) (11) (12)	0.11 0.35 0.35 0.35 0.51 0.51	8/19/13 1/11/15 2/9/15 12/15/15 5/11/16 12/7/16
Gregg Dixon Senior Vice President	— — — —	35,388 9,730 14,155 117,769	(13) (14) (15) (16)	0.17 0.35 0.51 0.51	9/15/14 1/11/15 9/7/16 12/7/16

(1)
The option vested as to 5,074 shares on January 11, 2007 and as to an additional 5,074 shares per month thereafter.

(2)
The option will vest as to 42,465 shares on December 7, 2007 and as to an additional 3,538 shares per month thereafter.

(3)
The option vested as to 4,954 shares on May 11, 2007 and as to an additional 413 shares per month thereafter.

(4)
The option vested as to 2,158 shares on January 1, 2007 and as to an additional 2,158 shares per month thereafter.

(5)
The option vested as to 1,475 shares on January 1, 2007 and as to an additional 1,475 shares per month thereafter.

(6)
The option will vest as to 18,684 shares on December 7, 2007 and as to an additional 1,557 shares per month thereafter.

(7)
The option vested as to 1,945 shares on January 17, 2007 and as to an additional 1,945 shares per month thereafter.

(8)
The option vested as to 1,003 shares on January 11, 2007 and as to an additional 1,003 shares per month thereafter.

(9)
The option vested as to 472 shares on January 11, 2007 and as to an additional 472 shares per month thereafter.

(10)
The option vested as to 921 shares on January 1, 2007 and as to an additional 921 shares per month thereafter.

(11)
The option vested as to 1,769 shares on May 11, 2007 and as to an additional 147 shares per month thereafter.

(12)
The option will vest as to 27,956 shares on December 7, 2007 and as to an additional 2,330 shares per month thereafter.

(13)
The option vested as to 1,769 shares on January 1, 2007 and as to an additional 1,769 shares per month thereafter.

(14)
The option vested as to 388 shares on January 11, 2007 and as to an additional 388 shares per month thereafter.

(15)
The option will vest as to 3,538 shares on July 1, 2007 and as to an additional 295 shares per month thereafter.

(16)
The option will vest as to 29,442 shares on December 7, 2007 and as to an additional 2,454 shares per month thereafter.

Option Exercises And Stock Vested

        The following table shows information regarding exercises of options to purchase our common stock and vesting of stock awards held by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Timothy G. Healy Chief Executive Officer	116,719	18,553
David B. Brewster President and Chief Operating Officer	116,719	18,553
Neal C. Isaacson Chief Financial Officer	58,128	9,240
Philip Giudice Senior Vice President	137,875	44,560
Gregg Dixon Senior Vice President	58,496	9,298

(1)
Amounts shown in this column do not represent actual value realized from the sale of the shares acquired upon exercise of options because the shares were not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and $0.51, the fair market value on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

Pension Benefits

        We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

        We do not have any nonqualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change of Control

        We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the executive officers named in the Summary Compensation Table in the event of a termination of employment or a change of control. The following tables summarize the potential payments to each named executive officer assuming that certain termination or change of control events occur. The tables assume that each event occurred on December 31, 2006, the last day of our fiscal year. We have assumed a price per share of our common stock of $26.00, which represents the initial public offering price set forth on the cover of this prospectus.

Termination of Employment and Change of Control Arrangements

  Timothy G. Healy, Chief Executive Officer

	Termination	Change of Control
Executive Benefits and Payments Upon Termination	Termination by the Company Without Cause or by Employee for Good Reason	Change of Control and EnerNOC Valued at $75 Million or Greater	Change of Control, Termination by the Company Without Cause or by Employee for Good Reason Within 1 Year of Change of Control
Base Salary	$290,000(1)	$0	$290,000(1)
Acceleration of Vesting of Equity	0%	100% of all unvested options	N/A
Number of Stock Options and Value upon Termination(2)	0	296,728 shares $7,714,928	N/A
Number of Shares of Vested Stock Received and Value upon Termination	N/A	N/A	All have vested
Total:	$290,000	$7,714,928	$290,000

(1)
Amount equals 100% of annual base salary, as of December 31, 2006.

(2)
Assumes a price per share of our common stock of $26.00, which represents the initial public offering price set forth on the cover of this prospectus.

        Pursuant to our employment agreement with Mr. Healy, if Mr. Healy's employment is terminated, he is entitled to payment of his accrued but unpaid base salary, the pro rata portion of his annual bonus amount, an amount equal to the value of his accrued unused vacation days, and reimbursement of any expenses he properly incurred on behalf of us prior to termination. Pursuant to a stock repurchase agreement dated June 17, 2003 and subsequently amended effective as of January 10, 2005, May 16, 2006 and November 9, 2006, if Mr. Healy's employment is terminated by us without cause or by Mr. Healy for good reason, we are required to pay him an amount equal to 100% of his then-current annual base salary over the course of approximately 12 months and all accrued but unpaid incentive compensation, as recommended by the compensation committee and approved by our board of directors. All of our repurchase rights to the restricted shares of common stock purchased by Mr. Healy had lapsed as of December 31, 2006. Pursuant to an incentive stock option agreement dated January 11, 2005, and subsequently amended on May 16, 2006, and an incentive stock option dated December 7, 2006, in the event of a change of control in which we are valued at $75 million or greater, 100% of Mr. Healy's unvested options shall become immediately vested and exercisable.

        Under the stock repurchase agreement, good reason means: (i) a substantial reduction in Mr. Healy's then current base salary, without his consent, or (ii) material and continuing diminution of Mr. Healy's responsibilities, duties and authority in our operation and management, without his consent. Under the stock repurchase agreement, cause means: (i) gross negligence or willful misconduct by Mr. Healy in connection with his employment duties; (ii) failure by Mr. Healy to perform his duties or responsibilities required pursuant to his employment, after written notice and an opportunity to cure; (iii) misappropriation by Mr. Healy for his personal use of our, or our affiliates', assets or business opportunities; (iv) embezzlement or other financial fraud committed by Mr. Healy; (v) Mr. Healy knowingly allowing any third-party to commit any of the acts described in any of the preceding clauses (iii) or (v); or (vi) Mr. Healy's indictment for, conviction of, or entry of a plea of no contest with respect to, any felony.

        Under the incentive stock option agreement, as amended, a change of control means (i) the sale of all or substantially all of our assets or issued and outstanding capital stock; or (ii) our merger or consolidation in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

  David B. Brewster, President and Chief Operating Officer

	Termination	Change of Control
Executive Benefits and Payments Upon Termination	Termination by the Company Without Cause or by Employee for Good Reason	Change of Control and EnerNOC Valued at $75 Million or Greater	Change of Control, Termination by the Company Without Cause or by Employee for Good Reason Within 1 Year of Change of Control
Base Salary	$230,000(1)	$0	$230,000(1)
Acceleration of Vesting of Equity	0%	100% of all unvested options	N/A
Number of Stock Options and Value upon Termination(2)	0	316,545 shares $8,230,170	N/A
Number of Shares of Vested Stock Received and Value upon Termination	N/A	N/A	All have vested
Total:	$230,000	$8,230,170	$230,000

(1)
Amount equals 100% of annual base salary, as of December 31, 2006.

(2)
Assumes a price per share of our common stock of $26.00, which represents the initial public offering price set forth on the cover of this prospectus.

        Pursuant to our employment agreement with Mr. Brewster, if Mr. Brewster's employment is terminated, he is entitled to payment of his accrued but unpaid base salary, an amount equal to the value of his accrued unused vacation days, and reimbursement of any expenses he properly incurred on behalf of us prior to termination. Pursuant to a stock repurchase agreement dated June 17, 2003 and subsequently amended effective as of January 10, 2005, May 16, 2006 and November 9, 2006, if Mr. Brewster's employment is terminated by us without cause or by Mr. Brewster for good reason, we are required to pay him an amount equal to 100% of his then-current annual base salary over the course of approximately 12 months and all accrued but unpaid incentive compensation, as recommended by the compensation committee and approved by our board of directors. All of our repurchase rights to the restricted shares of stock purchased by Mr. Brewster had lapsed as of December 31, 2006. Pursuant to an incentive stock option agreement dated January 11, 2005, and subsequently amended on May 16, 2006, and an incentive option agreement dated December 7, 2006, in the event of a change of control in which we are valued at $75 million or greater, 100% of Mr. Brewster's unvested options shall become immediately vested and exercisable.

        Under the stock repurchase agreement good reason means: (i) a substantial reduction in Mr. Brewster's then current base salary, without his consent, or (ii) material and continuing diminution of Mr. Brewster's responsibilities, duties and authority in our operation and management, without his consent. Under the stock repurchase agreement, cause means: (i) gross negligence or willful misconduct by Mr. Brewster in connection with his employment duties; (ii) failure by Mr. Brewster to perform his duties or responsibilities required pursuant to his employment, after written notice and an opportunity to cure; (iii) misappropriation by Mr. Brewster for his personal use of our, or our affiliates assets or business opportunities; (iv) embezzlement or other financial fraud committed by Mr. Brewster; (v) Mr. Brewster knowingly allowing any third-party to commit any of the acts described in any of the preceding clauses (iii) or (v); or (vi) Mr. Brewster's indictment for, conviction of, or entry of a plea of no contest with respect to, any felony.

        Under the incentive stock option agreement, as amended, a change of control means (i) the sale of all or substantially all of the assets or issued and outstanding capital stock; or (ii) our merger or consolidation in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

  Neal C. Isaacson, Chief Financial Officer

	Termination	Change of Control
Executive Benefits and Payments Upon Termination	Termination by the Company Without Cause or by Employee for Good Reason	Change of Control and EnerNOC Valued at $75 Million or Greater	Change of Control and Termination by the Company Without Cause or by Employee for Good Reason
Base Salary	$82,500(1)	$0	$82,500(1)
Acceleration of Vesting of Equity	N/A	Immediate vesting of options that would otherwise vest in the six months following change in control	Immediate vesting of 50% of all stock awards
Number of Stock Options and Value upon Termination(2)	N/A	21,798 shares $566,748	124,564 shares $3,238,664
Post-Term Benefits	$6,183	N/A	$6,183
Total:	$88,683	$566,748	$3,244,847

(1)
Amount equals 50% of annual base salary, as of December 31, 2006.

(2)
Assumes a price per share of our common stock of $26.00, which represents the initial public offering price set forth on the cover of this prospectus.

        Pursuant to our severance agreement with Mr. Isaacson, if Mr. Isaacson's employment is terminated by us without cause or by Mr. Isaacson for good reason, we are required to pay him an amount equal to 50% of his then-current annual base salary in six equal monthly installments, as well as all accrued but unpaid base salary, vacation pay and incentive compensation, and reasonable and necessary expenses incurred on behalf of us prior to the termination date. Upon such a termination, and for a period of six months following the termination date, we are also required to maintain, on the same terms, any benefits that Mr. Isaacson was receiving from us as of the termination date. If it is not permissible for us to continue coverage of Mr. Isaacson under any insurance plans, we are required to pay Mr. Isaacson such amount, net of state and federal income taxes, as will be sufficient for him to obtain such insurance coverage on an individual basis. If Mr. Isaacson's employment is terminated by us without cause or by Mr. Isaacson for good reason following a change of control, the number of stock awards equal to 50% of the total stock awards granted to Mr. Isaacson shall become immediately vested and exercisable. Pursuant to incentive stock option agreements dated August 1, 2005 and September 15, 2005, and subsequently amended on May 16, 2006, and an incentive stock option agreement dated December 7, 2006, in the event of a change of control in which we are valued at $75 million or greater, the vesting schedule for all of Mr. Isaacson's unvested options shall be accelerated by six months, subject to the further acceleration provisions of his severance agreement.

  Philip Giudice, Senior Vice President of Corporate Development

	Termination		Change of Control
Executive Benefits and Payments Upon Termination	Termination by the Company Without Cause or by Employee for Good Reason		Change of Control and EnerNOC Valued at $75 Million or Greater	Change of Control and Termination by the Company Without Cause or by Employee for Good Reason
Base Salary	$82,500	(1)	$0	$82,500	(1)
Acceleration of Vesting of Equity	N/A		Immediate vesting of options that would otherwise vest in the six months following change in control	Immediate vesting of 50% of all stock awards
Number of Stock Options and Value upon Termination(2)	N/A		27,970 shares $727,220	170,036 shares $4,420,936
Post-Term Benefits	$6,183		N/A	$6,183
Total:	$88,683		$727,220	$4,427,119

(1)
Amount equals 50% of annual base salary, as of December 31, 2006.

(2)
Assumes a price per share of our common stock of $26.00, which represents the initial public offering price set forth on the cover of this prospectus.

        Pursuant to our severance agreement with Mr. Giudice, if Mr. Giudice's employment is terminated by us without cause or by Mr. Giudice for good reason, we are required to pay him an amount equal to 50% of his then-current annual base salary in six equal monthly installments, as well as all accrued but unpaid base salary, vacation pay and incentive compensation and reasonable and necessary expenses incurred on behalf of us prior to the termination date. Upon such a termination, and for a period of six months following the termination date, we are also required to maintain, on the same terms, any benefits that Mr. Giudice was receiving from us as of the termination date. If it is not permissible for us to continue coverage of Mr. Giudice under any insurance plans, we are required to pay Mr. Giudice such amount, net of state and federal income taxes, as will be sufficient for him to obtain such insurance coverage on an individual basis. If Mr. Giudice's employment is terminated by us without cause or by Mr. Giudice for good reason following a change of control, the number of stock awards equal to 50% of the stock awards granted to Mr. Giudice shall become immediately vested and exercisable. Pursuant to incentive stock option agreements dated August 19, 2003, January 11, 2005, February 9, 2005, December 15, 2005 and May 11, 2006, and subsequently amended on May 16, 2006, and an incentive stock option agreement dated December 7, 2006, in the event of a change of control in which we are valued at $75 million or greater, the vesting schedule for all of Mr. Giudice's unvested options shall be accelerated by six months, subject to the further acceleration provisions of his severance agreement.

  Gregg Dixon, Senior Vice President of Marketing and Sales

	Termination	Change of Control
Executive Benefits and Payments Upon Termination	Termination by the Company Without Cause or by Employee for Good Reason	Change of Control and EnerNOC Valued at $75 Million or Greater	Change of Control and Termination by the Company Without Cause or by Employee for Good Reason
Base Salary	$82,500(1)	$0	$82,500(1)
Acceleration of Vesting of Equity	N/A	Immediate vesting of options that would otherwise vest in the six months following change in control	Immediate vesting of 50% of all stock awards
Number of Stock Options and Value upon Termination(2)	N/A	12,950 shares $336,700	117,769 shares $3,061,994
Post-Term Benefits	$6,183	N/A	$6,183
Total:	$88,683	$336,700	$3,068,177

(1)
Amount equals 50% of annual base salary, as of December 31, 2006.

(2)
Assumes a price per share of our common stock of $26.00, which represents the initial public offering price set forth on the cover of this prospectus.

        Pursuant to our severance agreement with Mr. Dixon, if Mr. Dixon's employment is terminated by us without cause or by Mr. Dixon for good reason, we are required to pay him an amount equal to 50% of his then-current annual base salary in six equal monthly installments, as well as all accrued but unpaid base salary, vacation pay and incentive compensation, and reasonable and necessary expenses incurred on behalf of us prior to the termination date. Upon such a termination, and for a period of six months following the termination date, we are also required to maintain, on the same terms, any benefits that Mr. Dixon was receiving from us as of the termination date. If it is not permissible for us to continue coverage of Mr. Dixon under any insurance plans, we are required to pay Mr. Dixon such amount, net of state and federal income taxes, as will be sufficient for him to obtain such insurance coverage on an individual basis. If Mr. Dixon's employment is terminated by us without cause or by Mr. Dixon for good reason following a change of control, the number of stock awards equal to 50% of the unvested stock awards granted to Mr. Dixon shall become immediately vested and exercisable. Pursuant to incentive stock option agreements dated September 15, 2004 and January 11, 2005, and subsequently amended on May 16, 2006, and an incentive stock option agreements dated September 7, 2006 and December 7, 2006, in the event of a change of control in which we are valued at $75 million or greater, the vesting schedule for all of Mr. Dixon's unvested options shall be accelerated by six months, subject to the further acceleration provisions of his severance agreement.

        Under our severance agreements with Messrs. Isaacson, Giudice and Dixon, good reason includes (i) a substantial reduction in the employee's then current base salary, without the employee's consent; or (ii) material and continuing diminution of the employee's responsibilities, duties and authority in our operation and management as compared to such responsibilities, duties and authority on the effective date of the severance agreement, without the employee's consent. Under the agreement, cause includes: (i) willful failure to perform, or gross negligence in the performance of, the employee's duties for us or any of our affiliates; (ii) material breach by the employee of any obligation to us or any of our affiliates with respect to confidential information, non-competition, non-solicitation or the like; (iii) breach of fiduciary duty, fraud, embezzlement or other material dishonesty with respect to us or any of our affiliates; or (iv) conviction of, or plea of nolo contendere to, a felony or any other crime involving moral turpitude.

        Under our severance agreements with Messrs. Isaacson, Giudice and Dixon, change of control includes (i) the sale of all or substantially all of our assets or our issued and outstanding capital stock; or (ii) merger or consolidation involving us in which our stockholders immediately before such merger or consolidation do not own immediately after such merger or consolidation capital stock or other equity interests of the surviving corporation or entity representing more than 50% in voting power of capital stock or other equity interest of such surviving corporation or entity outstanding immediately after such merger or consolidation.

Director Compensation

  Compensation of Directors

        We have not provided cash or equity compensation to directors for their services as directors or members of committees of the board of directors prior to 2007. We have reimbursed and will continue to reimburse our non-employee directors who are affiliated with our principal stockholders for their reasonable expenses incurred in attending meetings of our board of directors and committees the board of directors.

        In April 2007, our board of directors approved our Director Compensation Policy. Pursuant to this policy, each non-employee director who is not affiliated with our principal stockholders receives a fully vested option to purchase 14,155 shares of our common stock upon his or her initial appointment to our board of directors. Each such stock option will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate one year from the date of the director's death or disability. The exercise price of these options is equal to the fair market value of our common stock on the date of grant.

        Under this policy, each non-employee director who is not associated with our principal stockholders will be compensated on an annual basis for providing services to us and will receive each year he or she is in office:

  •
  a fully vested option to purchase 5,662 shares of our common stock. Each such stock option will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate one year from the date of the director's death or disability. The exercise price of these options will be equal to the fair market value of our common stock on the date of grant;

  •
  a $25,000 annual cash retainer paid in quarterly installments; and

  •
  a fee of $1,000 for each board meeting attended in person and a fee of $500 for each board meeting attended by telephone or by other means of communication.

        In addition, the chairman and members of our audit, compensation and nominating and governance committees who are not employees and not associated with our principal stockholders will receive annual fees payable in quarterly installments as follows:

  Audit committee: Chairman—$15,000    Other Members—$7,500

  Compensation committee: Chairman—$10,000    Other Members—$5,000

  Nominating and governance committee: Chairman—$5,000    Other members—$2,500.

        Prior to the adoption of our Director Compensation Policy, in connection with TJ Glauthier joining our board of directors, the vesting of options to acquire 10,321 shares held by Mr. Glauthier was accelerated on April 11, 2007, so that all of these options were fully exercisable as of such date. In addition, on April 11, 2007, we granted Mr. Glauthier fully vested options to purchase 8,493 shares of our common stock at an exercise price equal to the fair value of our common stock at the date of the transaction.

Employee Benefit Plans

  Stock Plans

  Amended and Restated 2003 Stock Option and Incentive Plan

        Our 2003 Stock Plan was adopted by our board of directors and approved by our stockholders in June 2003. In January 2005, February 2006 and December 2006, our board of directors approved amendments to the 2003 Stock Plan, and in January 2005, May 2006 and December 2006, our stockholders approved amendments to the 2003 Stock Plan. Under this plan, we may grant nonstatutory stock options, incentive stock options, restricted stock and other stock-based awards. A maximum of 3,885,264 shares of common stock are authorized for issuance under the 2003 Stock Plan.

        In accordance with the terms of the 2003 Stock Plan, the plan is administered by our board of directors or a committee of our board of directors.

        Our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards consistent with the terms of the 2003 Stock Plan.

        Pursuant to the terms of the 2003 Stock Plan, in the event of (i) a sale of us by merger in which our stockholders in their capacity as such no longer own a majority of our (or our successor's) outstanding equity securities, (ii) any sale of all or substantially all of our assets or capital stock or (iii) any other acquisition of us business, our board of directors, or the board of the surviving entity, must provide that all awards shall be assumed or substituted by the successor entity and, may, in its sole discretion, upon written notice to the effected participants, take any one or more of the following actions pursuant to the 2003 Stock Plan, as to outstanding options:

  •
  provide that one or more options shall become immediately exercisable in full and that such options must be exercised in whole or in part within a specified number of days and at the end of such period the unexercised options shall terminate; or

  •
  provide that one or more options then outstanding shall become immediately exercisable in full and shall terminate in exchange for a cash payment equal to the excess of the fair market value for the shares subject to such options over the exercise price thereof.

        As of March 31, 2007, 691,483 shares have been issued upon the exercise of options granted under this plan, 2,758,949 shares are subject to outstanding options under the 2003 Stock Plan, 152,460 shares of restricted stock issued under the 2003 Stock Plan are subject to our lapsing right of repurchase and 282,372 shares are available for future grant under this plan. After completion of this offering, the 2003 Stock Plan will terminate and we will grant no further stock options or other awards under this plan. All outstanding stock options granted and restricted stock issued under the 2003 Stock Plan as of the date of termination will remain outstanding and subject to their respective terms and the terms of the 2003 Stock Plan.

  2007 Stock Option and Incentive Plan

        The 2007 Stock Plan was adopted by our board of directors in April 2007 and was approved by our stockholders in May 2007, to become effective as of the date of this prospectus. The 2007 Stock Plan provides for the grant of incentive stock options, nonqualified stock options, restricted and unrestricted stock awards and other stock-based awards. As of the date of this prospectus, the number of shares of common stock that will be reserved for issuance under the 2007 Stock Plan will equal the sum of (1) 2,600,000 shares of our common stock plus (2) shares of our common stock represented by awards granted under our 2003 Stock Plan that are forfeited, expire or are cancelled without delivery of shares or which result in the forfeiture of shares of our common stock back to us on or after the date that the 2007 Stock Plan becomes effective; provided, however, that no more than 1,000,000 shares shall be added to the 2007 Stock Plan pursuant to clause (2) above. In addition, the 2007 Stock Plan contains an "evergreen provision" which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2007 and ending on the second day of fiscal year 2015. The annual increase in the number of shares shall be equal to the lowest of

  •
  520,000 shares; and

  •
  an amount determined by our board of directors.

        In accordance with the terms of the 2007 Stock Plan, our board of directors has authorized our compensation committee to administer the 2007 Stock Plan, however, our full board shall retain authority to make grants to our executive officers and members of our board of directors. In accordance with the provisions of the 2007 Stock Plan, our board of directors or compensation committee will determine the terms of options and other awards, including:

  •
  the determination of which employees, directors and consultants will be granted options and other awards;

  •
  the number of shares subject to options and other awards;

  •
  the exercise price of each option which may not be less than fair market value on the date of grant;

  •
  the schedule upon which options become exercisable;

  •
  the termination or cancellation provisions applicable to options; the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

  •
  all other terms and conditions upon which each award may be granted in accordance with the 2007 Stock Plan.

        No participant may receive awards for over 130,000 shares of common stock in any fiscal year.

        In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, reprice or otherwise amend outstanding awards consistent with the terms of the 2007 Stock Plan.

        Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to the 2007 Stock Plan, as to some or all outstanding awards:

  •
  provide that all options shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options (at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding options (all options being made fully vested and immediately exercisable prior to their termination), in exchange for the termination of such options; and

  •
  provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

  401(k) Plan

        We have established a 401(k) Profit Sharing Plan and Trust, or the 401(k) Plan, covering substantially all of our employees. Once our employees have met the eligibility and participation requirements under the 401(k) Plan, employees may contribute a portion of their earnings to the 401(k) Plan to be invested in various savings alternatives. Annually, at the discretion of our board of directors, we may make matching contributions to the 401(k) Plan, which vests ratably over periods ranging from one to three years. To date, we have not made any matching contributions to the 401(k) Plan.

Limitation of Officers' and Directors' Liability and Indemnification

        The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering limit the liability of our directors to the fullest extent permitted by Delaware law.

        We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorneys' fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest. Prior to the completion of this offering, we plan to enter into agreements to indemnify our directors and officers. These agreements, among other things, will indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or officer, any of our subsidiaries from time to time or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

        Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

        There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following is a description of the transactions we have engaged in since January 1, 2004 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates.

Sales of Convertible Preferred Stock

        The following table summarizes, as of April 30, 2007, our sales of Series A-1 Convertible Preferred Stock, Series B Convertible Preferred Stock, Series B-1 Convertible Preferred Stock and Series C Convertible Preferred Stock to our founders, officers, directors and security holders who beneficially own more than five percent of any class of our voting securities.

Name	Type of Preferred Shares	Number of Shares	Aggregate Purchase Price		Date of Purchase
Five Percent Stockholders
Funds affiliated with Foundation Capital Management Co. IV, LLC(1)	Series B Series B-1 Series C Series C	759,417 194,445 90,449 164,616	$ $ $ $	5,000,001 2,173,534 5,000,021 9,099,972	1/11/05 3/16/06 12/29/06 1/5/07
Funds affiliated with Draper Fisher Jurvetson Fund(2)	Series A-1 Series B Series B Series B-1 Series C	414,049 180,986 16,126 38,725 9,045	$ $ $ $ $	786,693 1,191,593 106,172 383,363 500,008	1/20/04 1/11/05 9/21/05 3/16/06 12/29/06
Draper Fisher Jurvetson New England Fund I (SBIC), L.P.(3)	Series A-1 Series B Series B-1	212,267 92,784 19,504	$ $ $	403,307 610,890 193,094	1/20/04 3/16/06 3/16/06
Braemar Energy Ventures, LP(4)	Series A-1 Series B Series B Series B-1 Series C	268,421 117,330 10,454 25,104 5,427	$ $ $ $ $	510,000 772,501 68,830 248,534 300,005	1/20/04 1/11/05 9/21/05 3/16/06 12/29/06
Directors and Executive Officers
Philip Giudice(5)	Series A-1	8,948		$17,001	1/20/04

(1)
Includes 747,175 shares of Series B Convertible Preferred Stock, 191,310 shares of Series B-1 Convertible Preferred Stock and 250,924 shares of Series C Convertible Preferred Stock held by Foundation Capital IV, L.P., 6,341 shares of Series B Convertible Preferred Stock, 1,624 shares of Series B-1 Convertible Preferred Stock and 2,130 shares of Series C Convertible Preferred Stock held by Foundation Capital IV Principals Fund, LLC, and 5,901 shares of Series B Convertible Preferred Stock, 1,511 shares of Series B-1 Convertible Preferred Stock and 1,982 shares of Series C Convertible Preferred Stock held by FC IV Active Advisors, LLC. Adam Grosser, a member of our board of directors, is a manager of Foundation Capital Management Co. IV, LLC.

(2)
Includes 286,912 shares of Series A Convertible Preferred Stock, 385,066 shares of Series A-1 Convertible Preferred Stock, 183,314 shares of Series B Convertible Preferred Stock, 36,014 shares of Series B-1 Convertible Preferred Stock and 8,412 shares of Series C Convertible Preferred Stock held by Draper Fisher Jurvetson Fund VI, L.P., 8,021 shares of Series A Convertible Preferred Stock, 10,765 shares of Series A-1 Convertible Preferred Stock, 5,126 shares of Series B Convertible Preferred Stock, 1,007 shares of Series B-1 Convertible Preferred Stock and 235 shares of Series C Convertible Preferred Stock held by Draper Fisher Jurvetson Partners VI, LLC, and 13,575 shares of Series A Convertible Preferred Stock, 18,218 shares of Series A-1 Convertible Preferred Stock, 8,672 shares of Series B Convertible Preferred Stock, 1,704 shares of Series B-1 Convertible Preferred Stock and 398 shares of Series C Convertible Preferred Stock held by Draper Associates, L.P.

(3)
Scott M. Johnson, a former member of our board of directors, is a manager and a member of the investment committee of Draper Fisher Jurvetson New England Fund I (SBIC), L.P. Mr. Johnson resigned from our board of directors on April 25, 2007.

(4)
William D. Lese, a member of our board of directors, is a managing director of Braemar Capital Management, LLC, an affiliate of Braemar Energy Ventures, LP.

(5)
Senior Vice President of Corporate Development and director.

Sales of Restricted Stock

        The following table summarizes, as of April 30, 2007, our sales of restricted shares of common stock to our officers, directors and security holders who beneficially own more than five percent of any class of our voting securities.

Name	Number of Shares	Date of Purchase	Aggregate Purchase Price
Timothy G. Healy(1)	1,345,905	6/5/03	$475
David B. Brewster(2)	1,345,905	6/5/03	$475

(1)
Chief Executive Officer, Chairman of our board of directors and five percent stockholder. As consideration for the shares of common stock, Mr. Healy contributed 475,417 membership interests in EnerNOC, LLC to EnerNOC, Inc. For purposes of the exchange, each membership interest was valued at $0.001.

(2)
President, Chief Operating Officer, director and five percent stockholder. As consideration for the shares of common stock, Mr. Brewster contributed 475,417 membership interests in EnerNOC, LLC to EnerNOC, Inc. For purposes of the exchange, each membership interest was valued at $0.001.

Special Stock Grant

        On April 25, 2007, we made a one-time grant to our chief executive officer and our president of a total of 104,393 shares of our common stock that had been held in treasury as of March 31, 2007; half of these shares were issued to Timothy Healy and half of these shares were issued to David Brewster. We expect to recognize $1.15 million as compensation expense for the grant to Mr. Healy and $1.15 million as compensation expense for the grant to Mr. Brewster in the second quarter of 2007.

Strategic Advisory Board Option Grant

        In May 2005, we granted to TJ Glauthier, who joined our board of directors on April 11, 2007, options to acquire 19,817 shares of our common stock at an exercise price of $0.35, which was the fair value of our common stock at the date of the transaction. Options to acquire 10,321 shares of our common stock remained unvested immediately prior to his joining our board of directors. In connection with Mr. Glauthier joining our board of directors, the vesting of these options to acquire 10,321 shares was accelerated on April 11, 2007, so that all of these options were fully exercisable as of such date. In addition, on April 11, 2007, we granted Mr. Glauthier fully vested options to purchase 8,493 shares of our common stock at an exercise price of $11.34, which was the fair value of our common stock at the date of the transaction.

Registration Rights

        On December 29, 2006, we and the holders of substantially all of our shares of our convertible preferred stock entered into the third amended and restated investors' rights agreement. Pursuant to the agreement, the holders of 20% of our convertible preferred stock have the right to demand of us, subject to certain terms and conditions, that, at the earlier of one year from the completion of this offering and June 17, 2009, we register under the Securities Act the shares of common stock issued or issuable upon the conversion of their shares of convertible preferred stock if the anticipated gross receipts from the sales of such shares of common stock are at least $2 million. In addition, if we propose to register any of our capital stock under the Securities Act (except on Forms S-4 or S-8 and other than pursuant to this offering), the holders of all series of our convertible preferred stock will be entitled to customary "piggyback" registration rights. We have agreed to indemnify the parties to the agreement for liabilities related to the sale of securities pursuant to any registration statement that we file and any related prospectus. We have amended our investors' rights agreement to provide that we will also indemnify the selling stockholders who are selling shares in this offering, Messrs. Healy and Brewster, for any such liabilities where our Board of Directors elects to permit such selling stockholders to participate in any sale of any securities under any such registration statement or prospectus.

Indemnification Arrangements

        Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In January 2005, in connection with Foundation Capital's purchase of shares of our Series B Convertible Preferred Stock, we entered into an indemnification agreement with Mr. Grosser. In addition, we expect to enter into indemnification agreements with each of our other directors and executive officers prior to completion of the offering. See "Executive Compensation—Limitation of Officers' and Directors' Liability and Indemnification" for a more detailed description of these indemnification arrangements.

Acquisition Payments

        On June 1, 2005, we purchased 100% of the membership interest in Pinpoint Power DR from Pinpoint Power LLC, an affiliate of Thomas E. Atkins, our Senior Vice President of Demand Response Development who previously served as a member of our board of directors. Pursuant to our agreement to purchase the Pinpoint Power DR membership interests, we made payments of cash to Pinpoint Power LLC of approximately $1.7 million in 2006 and issued to Mr. Atkins 260,568 shares of our common stock in 2006. In 2007, we are required to pay Pinpoint Power LLC approximately $2.0 million and issue to Mr. Atkins 65,951 shares of our common stock, valued at $65,951, which was the fair value at the date of the transaction. In 2008, we are required to pay Pinpoint Power LLC approximately $0.4 million and issue to Mr. Atkins 44,260 shares of our common stock, valued at $44,260, which was the fair value at the date of the transaction. In the event that ISO New England Inc. exercises its option to extend the term of an agreement with our subsidiary Pinpoint Power DR by one year, we will be obligated to make additional payments to Pinpoint Power LLC of approximately $1.7 million and $0.7 million in 2008 and 2009, respectively, and issue to Mr. Atkins 28,287 shares of our common stock in 2008. In connection with the agreement, we loaned Pinpoint Power DR $1.4 million pursuant to two promissory notes. The promissory notes were paid in full in May 2005.

Assignment and Assumption of Asset Purchase Agreement

        Pursuant to an asset purchase agreement dated May 15, 2006 between Foundation Capital IV, L.P. and Celerity Energy Partners LLC, Foundation agreed to purchase certain assets of Celerity for an aggregate purchase price of $3.0 million. On May 23, 2006, we entered into an assignment and assumption agreement with Foundation, whereby Foundation agreed to assign, and we agreed to assume, all of the rights and obligations to and under the asset purchase agreement between Foundation and Celerity. We made no payments to Foundation as an inducement to enter into the assignment and assumption agreement.

Policy for Approval of Related Person Transactions

        Pursuant to the written charter of our audit committee, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us has or will have a direct or indirect material interest.

        In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chairman of the audit committee in some circumstances. No related person transaction shall be entered into prior to the completion of these procedures.

        The audit committee or its chairman, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as the committee or the chairman determines in good faith to be necessary. No member of the audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of April 30, 2007, and as adjusted to reflect the sale of our common stock offered by this prospectus by:

  •
  the executive officers named in the summary compensation table;

  •
  each of our directors;

  •
  all of our current directors and executive officers as a group;

  •
  each stockholder known by us to own beneficially more than five percent of our common stock; and

  •
  all selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of April 30, 2007, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 13,883,104 shares of common stock outstanding on April 30, 2007, which assumes the conversion of all outstanding shares of our Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock, Series B Convertible Preferred Stock, Series B-1 Convertible Preferred Stock and Series C Convertible Preferred Stock into 9,499,556 shares of common stock and 17,408,104 shares of common stock outstanding after the completion of this offering.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for the directors and executive officers set forth below is 75 Federal Street, Suite 300, Boston, Massachusetts 02110.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
			Shares Being Sold in this Offering
Beneficial Owner
	Number	Percent		Number	Percent
Directors and Executive Officers
Timothy G. Healy(1)	1,566,497	11.3%	112,500	1,453,997	8.3%
David B. Brewster(2)	1,550,641	11.1%	112,500	1,438,141	8.2%
Neal C. Isaacson(3)	79,927	*		79,927	*
Philip Giudice(4)	214,394	1.5%		214,394	1.2%
Gregg Dixon(5)	71,446	*		71,446	*
Richard Dieter(6)	14,155	*		14,155	*
TJ Glauthier(7)	28,310	*		28,310	*
Adam Grosser(8)	3,422,470	24.7%		3,422,470	19.7%
William Lese(9)	1,774,289	12.8%		1,774,289	10.2%
All directors and executive officers as a group (11 persons)(10)	8,938,286	63.6%		8,713,286	49.5%

Five Percent Stockholders
Funds affiliated with Foundation Capital Management Co. IV, LLC(11) 70 Willow Road, Suite 200 Menlo Park, California 94025	3,422,470	24.7%	3,422,470	19.7%
Funds affiliated with Draper Fisher Jurvetson(12) 2882 Sand Hill Road, Suite 150 Menlo Park, California 94025	2,738,818	19.7%	2,738,818	15.7%
Draper Fisher Jurvetson New England Fund I (SBIC), L.P.(13) One Broadway, 14th Floor Cambridge, MA 02142	1,366,563	9.8%	1,366,563	7.9%
Braemar Energy Ventures, LP(14) 340 Madison Avenue, 18th Floor New York, New York 10017	1,774,289	12.8%	1,774,289	10.2%

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
Consists of 905,506 shares of common stock and options to purchase 30,448 shares of common stock held by Mr. Healy and 630,543 shares of common stock held by various family members of Mr. Healy and in trusts and custodianships established by Mr. Healy. Mr. Healy holds sole voting power with respect to 1,413,979 shares of common stock and sole investment power with respect to 1,077,504 shares of common stock. Mr. Healy disclaims beneficial ownership of the shares identified in this footnote except as to his proportionate pecuniary interest in such shares.

(2)
Consists of 1,374,931 shares of common stock and options to purchase 25,667 shares of common stock held by Mr. Brewster and 150,043 shares of common stock held by various family members of Mr. Brewster and in a trust established by Mr. Brewster. Mr. Brewster holds sole voting and investment power with respect to 1,542,148 shares of common stock. Mr. Brewster disclaims beneficial ownership of the shares identified in this footnote except as to his proportionate pecuniary interest in such shares.

(3)
Includes 21,799 shares of common stock Mr. Isaacson has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of April 30, 2007.

(4)
Includes 32,313 shares of common stock Mr. Giudice has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of April 30, 2007.

(5)
Includes 12,950 shares of common stock Mr. Dixon has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of April 30, 2007.

(6)
Includes 14,155 shares of common stock Mr. Dieter has the right to acquire pursuant to outstanding options which are immediately exercisable.

(7)
Includes 8,493 shares of common stock Mr. Glauthier has the right to acquire pursuant to outstanding options which are immediately exercisable.

(8)
Consists of the shares described in footnote 11 below. Mr. Grosser disclaims beneficial ownership of the shares owned by the Foundation Funds except to the extent of his pecuniary interest therein.

(9)
Consists of the shares described in footnote 14 below. Mr. Lese disclaims beneficial ownership of the shares owned by Braemar Energy Ventures, L.P. except to the extent of his pecuniary interest therein.

(10)
See footnotes (1) through (9). Also includes 28,310 shares of common stock, 35,387 shares of common stock issuable upon exercise of options currently exercisable within 60 days of April 30, 2007 and 152,460 shares of common stock subject to a lapsing repurchase right.

(11)
Includes 3,367,298 shares of common stock held by Foundation Capital IV, L.P., 28,578 shares of common stock held by Foundation Capital IV Principals Fund, LLC, and 26,594 shares of common stock held by FC IV Active Advisors, LLC. The voting and disposition of the shares held by Foundation Capital IV, L.P., Foundation Capital IV Principals Fund, LLC and FC IV Active Advisors, LLC is determined by the managers of Foundation Capital Management Co. IV, LLC, which is the manager of each of the Foundation funds. Adam Grosser, a member of our board of directors, is a manager of Foundation Capital Management Co. IV, LLC and shares voting and dispositive power over these shares with the other managers of Foundation Capital Management Co. IV, LLC: William Elmore, Kathryn Gould, Paul Holland, Paul Koontz, Michael Shuh and Warren Weiss. Mr. Grosser disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)
Includes 2,547,101 shares of common stock held by Draper Fisher Jurvetson Fund VI, L.P., 71,210 shares of common stock held by Draper Fisher Jurvetson Partners VI, LLC, and 120,507 shares of common stock held by Draper Associates, L.P. Tim Draper, John Fisher, and Steve Jurvetson are the managing directors of Draper Fisher Jurvetson Management Co. VI, LLC, which is the general partner of Draper Fisher Jurvetson Fund VI, L.P. On a combined basis, Messrs. Draper, Fisher, and Jurvetson share voting and investment power over the shares owned by Draper Fisher Jurvetson Fund VI, L.P. Messrs. Draper, Fisher, and Jurvetson are also the managing members of Draper Fisher Jurvetson Partners VI, LLC. On a combined basis, Messrs. Draper, Fisher, and Jurvetson share voting and investment power over the shares owned by Draper Fisher Jurvetson Partners VI, LLC. Mr. Draper is the President of Draper Associates, Inc., which is the general partner of Draper Associates, L.P. In this capacity, Mr. Draper has sole voting and investment power over the shares owned by this entity. Messrs. Draper, Fisher, and Jurvetson disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(13)
The voting and disposition of the shares held by Draper Fisher Jurvetson New England Fund I (SBIC), L.P. is determined by the investment committee of Draper Fisher Jurvetson New England Fund I (SBIC), LLC, which is the general partner of Draper Fisher Jurvetson New England Fund I (SBIC), L.P. Scott M. Johnson, a former member of our board of directors, John Fisher, Todd Hixon and Timothy Rowe are members of the investment committee of Draper Fisher Jurvetson New England Fund I (SBIC), L.P. and share voting and dispositive power over these shares. Messrs. Johnson, Fisher, Hixon and Rowe disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(14)
The voting and disposition of the shares held by Braemar Energy Ventures, L.P. is determined by the investment committee of Braemar Partners, LLC, which is the general partner of Braemar Power and Communications Management, L.P., which in turn is the general partner of Braemar Energy Ventures, L.P. William D. Lese, a member of our board of directors, is a managing member of and a member of the investment committee of Braemar Partners, LLC and shares voting and dispositive power over these shares with the other members of the investment committee. Mr. Lese disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

        Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

        As of April 30, 2007, we had 4,383,548 shares of common stock issued and outstanding, held by 56 stockholders of record, and there were outstanding options and warrants to purchase 3,010,172 shares of common stock.

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        As of April 30, 2007, we had issued and outstanding:

  •
  713,118 shares of Series A Convertible Preferred Stock, held by 14 stockholders of record;

  •
  916,212 shares of Series A-1 Convertible Preferred Stock, held by eight stockholders of record;

  •
  1,177,097 shares of Series B Convertible Preferred Stock, held by nine stockholders of record;

  •
  277,778 shares of Series B-1 Convertible Preferred Stock, held by eight stockholders of record; and

  •
  271,346 shares of Series C Convertible Preferred Stock, held by eight stockholders of record.

        Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences, and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring, or preventing a change of control of us or an unsolicited acquisition proposal. Upon consummation of this offering, each share of convertible preferred stock will be converted into 2.831 shares of our common stock.

Registration Rights

        The holders of 9,552,928 shares of our common stock (assuming full exercise of outstanding warrants to purchase our preferred stock) are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the registering security holders.

        Demand rights.    Beginning on the earlier of one year from the completion of this offering and June 17, 2009, subject to specified limitations, the holders of not less than 20% of these registrable securities may require that we register all or a portion of these securities for sale under the Securities Act, if the anticipated gross receipts from the sale of such securities are at least $2 million. We may be required to effect up to two such registrations. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

        Piggyback rights.    If at any time we propose to register any of our equity securities under the Securities Act, other than in connection with (i) a registration relating solely to our stock option plans or other employee benefit plans; (ii) a registration relating solely to a business combination or merger involving us; or (iii) this offering, the holders of these registrable securities are entitled to notice of such registration and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration. These piggyback registration rights are subject to the limitations set forth in the lock-up agreements entered into by substantially all of the holders of these registrable securities in connection with this offering, as described below in the section entitled "Shares Eligible for Future Sale."

        Form S-3 rights.    If we become eligible to file registration statements on Form S-3, subject to specified limitations, a holder of these registrable securities can require us to register all or a portion of its registrable securities on Form S-3, if the reasonably anticipated aggregate offering price of such securities is at least $500,000. We may not be required to effect more than two such registrations in any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Anti-Takeover Provisions

        The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation to be effective upon completion of this offering, and (3) our amended and restated bylaws to be effective upon completion of this offering, which are discussed below, could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of the company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

        Delaware statutory business combinations provision.    We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

        Classified board of directors; removal of directors for cause.    Our amended and restated certificate of incorporation and amended and restated bylaws provide that upon completion of this offering, our board of directors will be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders following the initial classification of directors to be held in 2008, the term of office of the second class to expire at the second annual meeting of stockholders following the initial classification of directors to be held in 2009, and the term of office of the third class to expire at the third annual meeting of stockholders following the initial classification of directors to be held in 2010. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 75% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

        Advance notice provisions for stockholder proposals and stockholder nominations of directors.    Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder's notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year's annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our amended and restated bylaws, such business will not be conducted at the meeting.

        Special meetings of stockholders.    Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

        No stockholder action by written consent.    Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

        Super-majority stockholder vote required for certain actions.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled "—Anti-Takeover Provisions." This 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 75% vote is also required for any amendment to, or repeal of, our amended and restated bylaws by the stockholders. Our amended and restated bylaws may be amended or repealed by a vote of a majority of the total number of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.

Listing

        Our common stock has been approved for listing on the Nasdaq Global Market under the symbol "ENOC."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have 17,408,104 shares of common stock outstanding (17,970,604 shares if the underwriters' over-allotment option is exercised in full), assuming no exercise of any outstanding warrants or options as of April 30, 2007. Of these shares, the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 13,658,104 shares of common stock are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale into the public market as follows:

Number of Shares	Date Available for Sale Into the Public Market
18,896	On the date of this prospectus.
10,270,253	On the date 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).
13,658,104	At various times after 180 days* from the date of this prospectus (subject, in some cases, to volume limitations).

*
This 180-day period corresponds to the end of the lock-up period described below in "—Lock-Up Agreements." This lock-up period may be waived or extended as described below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three month period a number of shares that does not exceed the greater of (1) 1% of our then-outstanding shares of common stock, which will equal approximately 174,080 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option, or (2) the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements, and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Registration Rights

        Upon completion of this offering, the holders of 9,552,928 shares of our common stock (assuming full exercise of outstanding warrants to purchase our preferred stock) will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates and except to the extent subject to the lock-up agreements described below.

Stock Options

        As of April 30, 2007, there were options outstanding to purchase 2,875,700 shares of common stock, 152,460 shares of restricted stock issued under the 2003 Stock Plan are outstanding and subject to our lapsing right of repurchase, and 75,082 shares of common stock have been reserved for future awards under the 2003 Stock Plan. As of the date of this prospectus, 2,600,000 shares of common stock will be reserved for future awards under the 2007 Stock Plan, which becomes effective upon completion of this offering.

        Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-Up Agreements

        The holders of most of our common stock have agreed, with certain limited exceptions, that, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, subject to a possible extension as described below:

  •
  offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock;

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  enter into any transaction that would have the same effect; or

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  enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated do not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

        The lock-up agreements also provide that, if we issue an earnings release or if material news or a material event relating to our company occurs during the last 17 days of the 180-day restricted period or if prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restricted period will continue for the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated have agreed that the implementation of plans to sell securities pursuant to Rule 10b5-1 under the Exchange Act is not prohibited by the above described lock-up arrangement, provided that no shares may be sold pursuant to any such plans except in accordance with the exceptions to the lock up agreements described above.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to "Non-U.S. Holders." As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is includible in gross income regardless of source; or

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  a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

        This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

        This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. Any U.S. trade or business income received by a corporate Non-U.S. holder may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends

        Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder's tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

        The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined and discussed above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United Sates.

Dispositions of Our Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

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  the gain is U.S. trade or business income, as defined and discussed above;

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  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

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  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the shorter of the five year period ending on the date of disposition and the Non-U.S. Holder's holding period for our common stock.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury regulations. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded on an established securities market, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker is one that will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated May 17, 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	1,387,500
Morgan Stanley & Co. Incorporated	1,387,500
Canaccord Adams Inc.	600,000
Jefferies & Company, Inc.	375,000

Total	3,750,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase up to 562,500 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $1.092 per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$1.82	$1.82	$6,415,000	$7,439,250
Expenses payable by us	$1.06	$0.92	$3,750,000	$3,750,000
Underwriting Discounts and Commissions paid by selling stockholders	$1.82	$1.82	$409,500	$409,500

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus except that we may (i) issue shares of our common stock in the offering; (ii) issue shares of our common stock pursuant to the exercise of options or other equity awards, or grant options or other equity awards pursuant to option plans, in each case existing on the date of this prospectus; (iii) file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus; (iv) issue shares of our common stock in connection with business combinations or acquisitions of assets or businesses so long as the number of shares issued does not exceed 5% of the common stock outstanding immediately after this offering; or (v) issue shares of common stock to consultants as compensation for services to us, in each case (i), (ii), (iii), (iv) and (v) subject to the recipient's agreement to be bound by the same terms to which we are subject under the "lock-up" agreement, and, in the case of (ii) and (iii) above subject to no further transfer during the "lock-up" period.

        Our officers and directors and the holders of most of our common stock have agreed, with certain limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated have agreed that the implementation of plans to sell securities pursuant to Rule 10b5-1 under the Exchange Act is not prohibited by the above described lock-up arrangement, provided that no shares may be sold pursuant to any such plans except in accordance with the exceptions to the lock up agreements described above.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        The underwriters have reserved for sale at the initial public offering price up to 100,000 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        Our common stock has been approved for listing on the Nasdaq Global Market.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

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  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price were our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        In the ordinary course, the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

        Each underwriter has represented, warranted and agreed that:

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  it has not offered and will not make an offer of the common stock to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the approval of the offer by the Financial Services Authority ("FSA") or, where appropriate, approval in another Member State and notification to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the stock to persons who fall within the definition of "qualified investor" as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 ("FSMA") or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

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  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the stock in, from or otherwise involving the United Kingdom.

We will not offer to sell any common stock to any member of the public in the Cayman Islands.

        The common stock may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell stock or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the common stock, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        The common stock has not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended) (the "Securities Exchange Law") and disclosure under the Securities Exchange Law has not been and will not be made with respect to the common stock. Accordingly, the common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws, regulations and ministerial guidelines of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

        This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly, the common stock may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such common stock be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the

Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no common stock have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

          (1)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (2)   to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

          (3)   in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The common stock has not been registered under the Korean Securities and Exchange Law. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any common stock in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells common stock will agree that it will not offer any common stock, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Davis Polk & Wardwell, Menlo Park, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering. As of the date of this prospectus, persons and entities affiliated with Mintz Levin own an aggregate of 1,809 shares of our Series C Convertible Preferred Stock.

EXPERTS

        The consolidated financial statements of EnerNOC, Inc. at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006 appearing in this prospectus and related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Pinpoint Power DR LLC at December 31, 2004 and May 31, 2005 and for the period from May 20, 2004 (date of inception) to December 31, 2004 and the period from January 1, 2005 to May 31, 2005 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules, and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

        You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC's website at http: //www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements, and other information at the SEC's public reference room, and the website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of EnerNOC, Inc.:

        We have audited the accompanying consolidated balance sheets of EnerNOC, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnerNOC, Inc. as of December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 23, 2007, except as to Note 10,
as to which the date is May 1, 2007.

EnerNOC, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2005	2006
Assets
Current assets
Cash and cash equivalents	$9,719	$9,184
Restricted cash	—	510
Accounts receivable, net allowance for doubtful accounts of $7 at December 31, 2006	965	4,447
Prepaid expenses and other current assets	176	738

Total current assets	10,860	14,879
Property and equipment, net	1,739	6,547
Goodwill and intangible assets, net	6,688	7,132
Other assets	364	1,392

Total assets	$19,651	$29,950

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable	$397	$1,660
Related-party payable	372	—
Accrued capacity payments	2,266	5,210
Current portion of deferred related-party acquisition payments	1,822	1,989
Accrued payroll and related expenses	583	1,275
Accrued expenses and other current liabilities	587	1,215
Deferred revenue	257	971
Current portion of long-term debt	813	1,128

Total current liabilities	7,097	13,448
Long-term liabilities
Long-term debt, net of current portion	1,176	4,072
Deferred related-party acquisition payments, net of current portion	2,367	400
Contingent consideration provision	2,252	2,247
Deferred revenue	515	420
Redeemable convertible preferred stock warrant liability	—	606
Other liabilities	143	149

Total long-term liabilities	6,453	7,894
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock
Series A Redeemable Convertible Preferred Stock, $0.001 par value; 713,118 shares authorized, issued, and outstanding at December 31, 2005 and 2006, at redemption value	819	828
Series A-1 Redeemable Convertible Preferred Stock, $0.001 par value; 916,212 shares authorized, issued, and outstanding at December 31, 2005 and 2006, at redemption value	1,739	1,739
Series B Redeemable Convertible Preferred Stock, $0.001 par value; 1,177,097 shares authorized, issued and outstanding at December 31, 2005 and 2006, at redemption value	7,663	7,685
Series B-1 Redeemable Convertible Preferred Stock, $0.001 par value; 296,632 shares authorized, 277,778 shares issued, and outstanding at December 31, 2006, at redemption value	—	2,691
Series C Redeemable Convertible Preferred Stock, $0.001 par value; 271,346 shares authorized, 104,921 issued and outstanding at December 31, 2006, at redemption value	—	5,749
Stockholders' deficit
Common stock, $0.001 par value; 17,413,394 shares authorized, 3,199,856 and 4,245,324 shares issued and outstanding at December 31, 2005 and 2006, respectively	3	4
Additional paid-in capital	122	771
Redeemable convertible preferred stock subscription receivable	—	(800)
Accumulated deficit	(4,245)	(10,059)

Total stockholders' deficit	(4,120)	(10,084)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$19,651	$29,950

See accompanying notes.

EnerNOC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,
	2004	2005	2006
Revenues	$819	$9,826	$26,100
Cost of revenues	362	4,190	16,839

Gross profit	457	5,636	9,261

Operating expenses:
Selling and marketing expenses	751	2,228	5,932
General and administrative expenses	835	4,211	8,000
Research and development expenses	778	981	955

Total operating expenses	2,364	7,420	14,887

Loss from operations	(1,907)	(1,784)	(5,626)
Interest income	110	291	167
Interest expense	(96)	(213)	(312)

Net loss	$(1,893)	$(1,706)	$(5,771)

Net loss per share
Basic and diluted	$(0.67)	$(0.56)	$(1.60)

Weighted average number of basic and diluted shares	2,831,003	3,071,733	3,607,822

See accompanying notes.

EnerNOC, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' DEFICIT
(in thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series A-1 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Redeemable Convertible Preferred Stock Subscription Receivable	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balances as of December 31, 2003	713,118	$801	—	$—	—	$—	—	$—	—	$—	2,831,003	$3	$2	$—	$(607)	$199
Issuance of Series A-1 Redeemable Convertible Preferred Stock, net of issuance costs	—	—	916,212	1,738	—	—	—	—	—	—	—	—	—	—	—	1,738
Stock-based compensation expense related to issuance of stock options to non-employees	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Issuance of warrants in connection with note payable	—	—	—	—	—	—	—	—	—	—	—	—	6	—	—	6
Accretion of issuance costs	—	9	—	—	—	—	—	—	—	—	—	—	—	—	(9)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,893)	(1,893)

Balances as of December 31, 2004	713,118	810	916,212	1,738	—	—	—	—	—	—	2,831,003	3	9	—	(2,509)	51
Issuance of stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	83,633	—	11	—	—	11
Issuance of common shares in connection with the acquisition of Pinpoint Power DR LLC	—	—	—	—	—	—	—	—	—	—	285,220	—	101	—	—	101
Stock-based compensation expense related to issuance of stock options to non-employees	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	1
Issuance of Series B Redeemable Convertible Preferred Stock, net of issuance costs	—	—	—	—	1,177,097	7,643	—	—	—	—	—	—	—	—	—	7,643
Accretion of issuance costs	—	9	—	1	—	20	—	—	—	—	—	—	—	—	(30)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,706)	(1,706)

Balances as of December 31, 2005	713,118	819	916,212	1,739	1,177,097	7,663	—	—	—	—	3,199,856	3	122	—	(4,245)	6,101
Issuance of stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	560,603	1	165	—	—	166
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	—	152,461	—	—	—	—	—
Issuance of common shares in connection with the acquisition of Pinpoint Power DR LLC	—	—	—	—	—	—	—	—	—	—	260,568	—	92	—	—	92
Issuance of common shares in connection with the acquisition of eBidenergy, Inc.	—	—	—	—	—	—	—	—	—	—	71,836	—	25	—	—	25
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	367	—	—	367
Issuance of Series B-1 Redeemable Convertible Preferred Stock, net of issuance costs	—	—	—	—	—	—	277,778	2,679	—	—	—	—	—	—	—	2,679
Issuance of Series C Redeemable Convertible Preferred Stock, net of issuance costs	—	—	—	—	—	—	—	—	104,921	5,749	—	—	—	(800)	—	4,949
Accretion of issuance costs	—	9	—	—	—	22	—	12	—	—	—	—	—	—	(43)	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,771)	(5,771)

Balances as of December 31, 2006	713,118	$828	916,212	$1,739	1,177,097	$7,685	277,778	$2,691	104,921	$5,749	4,245,324	$4	$771	$(800)	$(10,059)	$8,608

See accompanying notes.

EnerNOC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities
Net loss	$(1,893)	$(1,706)	$(5,771)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation	50	302	815
Amortization of intangibles	—	1,167	2,230
Loss on disposal of property and equipment	—	14	—
Stock-based compensation expense	1	1	367
Non-cash interest expense	1	2	16
Increase (decrease) in cash from changes in assets and liabilities:
Accounts receivable	(475)	617	(3,477)
Deferred revenue	290	432	619
Prepaid expenses and other assets	(397)	637	(2,212)
Other liabilities	33	110	1,140
Accounts payable and accrued expenses	523	922	5,151

Net cash (used in) provided by operating activities	(1,867)	2,498	(1,122)
Cash flows from investing activities
Proceeds from collection of related-party notes receivable	245	1,155	—
Purchase of Pinpoint Power DR LLC, net of cash acquired	—	(428)	(1,708)
Issuance of related-party notes receivable	(1,400)	—	—
Purchase of eBidenergy, Inc.	—	—	(27)
Purchase of Celerity Energy Partners	—	—	(3,057)
Purchase of property and equipment	(420)	(1,612)	(4,993)

Net cash used in investing activities	(1,575)	(885)	(9,785)
Cash flows from financing activities
Proceeds from issuance of restricted stock	—	—	78
Proceeds from exercise of stock options	—	11	166
Proceeds from borrowings	1,750	750	5,000
Repayment of borrowings	—	(511)	(1,990)
Increase in restricted cash	—	—	(510)
Proceeds from the issuance of preferred stock, net of issuance costs	1,738	7,643	7,628

Net cash provided by financing activities	3,488	7,893	10,372
Net change in cash and cash equivalents	46	9,506	(535)
Cash and cash equivalents at beginning of year	167	213	9,719

Cash and cash equivalents at end of year	$213	$9,719	$9,184

Supplemental disclosure of cash flow information
Cash paid for interest	$63	$146	$482

Non-cash financing and investing activities
Preferred stock subscription receivable	$—	$—	$800

Issuance of warrants	$—	$6	$606

Purchase of fixed assets through capital lease obligations	$—	$—	$200

Accretion of preferred stock issuance costs	$9	$30	$43

Purchase of Pinpoint Power DR LLC through the issuance of common stock	$—	$101	$92

Purchase of eBidenergy, Inc. through the issuance of common stock	$—	$—	$25

See accompanying notes.

EnerNOC, INC.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

        EnerNOC, Inc. (the Company) is a service company that was incorporated in Delaware on June 5, 2003. The Company operates in a single segment providing full-service demand response and energy management solutions in the United States. The Company enables energy users, energy suppliers, system operators, and utilities to reduce demand for electricity during periods of peak demand or supply shortfalls by proactively shedding noncritical loads, dispatching backup generators, and analyzing real-time data to optimize energy consumption. The Company's demand response and energy management solutions deliver immediate bottom-line benefits to end-use customers and energy suppliers while helping to create a more reliable and efficient electricity grid for system operators and utilities.

        Prior to June 2003, the Company operated as EnerNOC, LLC, a New Hampshire limited liability company. In June 2003, the owners of EnerNOC, LLC exchanged their interests in EnerNOC, LLC for shares of the Company's common stock. For 2003, the financial statements reflect the activity as though the Company was the 100% owner of EnerNOC, LLC.

Basis of Consolidation

        On June 1, 2005 the Company purchased the outstanding shares of Pinpoint Power DR LLC (PPDR) in a purchase business combination (Note 2).

        The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements presented reflect entries necessary for the fair presentation of the Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006, Consolidated Balance Sheets as of December 31, 2005 and 2006 and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006. All entries required for the fair presentation of the financial statements are of a normal recurring nature. Intercompany transactions and balances are eliminated upon consolidation.

Liquidity

        The Company has generated an accumulated deficit since inception through December 31, 2006 of approximately $10,100. The future success of the Company is dependent on its ability to obtain additional working capital to develop and market its products, grow the business, and ultimately upon its ability to attain future profitable operations. Further, the Company is subject to risks associated with rapidly growing technology-based companies. Primary among these risks are dependence on key individuals, rapid technological changes, competition from substitute products and larger companies, the need for adequate financing to fund future operations, the need to achieve profitable operations, and the need to successfully develop and market its demand response and energy management solutions. The Company believes its unrestricted cash and cash equivalents totaling $9,184 at December 31, 2006 combined with the $10,000 in proceeds from the issuance of Series C Redeemable Convertible Preferred Stock and collection of the stock subscription receivable in January 2007 (Note 10) provide sufficient resources to fund operations through 2007.

Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Revenue is only recognized when persuasive evidence of an arrangement exists, the service has been delivered or title has transferred, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured. Where final acceptance of the deliverable is specified by the customer, the Company defers the corresponding revenue until all acceptance criteria have been met.

        The Company enters into agreements to provide both demand response and energy event services. Demand response revenues are fees earned based on the Company's ability to deliver committed capacity. Energy event revenue is contingent revenue earned based upon the actual amount of energy provided during the energy event.

        In accordance with SAB No. 104, the Company recognizes demand response revenue when the Company has provided verification to the customer of its ability to deliver the committed capacity under the agreement. Committed capacity is verified through the results of an actual demand response event or a customer initiated demand response test. Once the capacity amount has been verified, the revenue is recognized and future revenue becomes fixed or determinable and is recognized monthly until the next verification event. In subsequent verification events, if the Company's verified capacity is below the previously verified amount, the customer will reduce future payments based on the adjusted verified capacity amounts. The payments received from the customer can be decreased or increased, up to the committed capacity amounts under the agreement, in connection with subsequent verification events. Ongoing demand response revenue recognized between demand response events or demand response audits that are not subject to penalty or customer refund are recognized in revenue. If the revenue is subject to penalty or refund, the revenue is deferred until the liability is resolved. As of December 31, 2005 and 2006, the Company has deferred revenue of $150 and $740, respectively. The Company expects to recognize the deferred revenue within the next 12 months.

        In certain contracts, the Company receives both non refundable up front payments for set up fees and monthly demand response fees. These up front payments are deferred and recognized on a straight-line basis over the estimated customer life as a component of demand response revenue. As of December 31, 2005 and 2006, the Company has deferred revenue of $622 and $651, respectively, which will be recognized ratably through 2008. The costs incurred for the customer set up are capitalized and included in property and equipment as demand response equipment (Note 5).

        Contingent revenue from energy events are recognized when earned. Energy event revenue is deemed to be substantive and represents the culmination of a separate earnings process, and are recognized when the energy event is initiated by the customer.

        As described above, customer contracts may include performance guarantees. The Company does not recognize any revenue prior to the successful completion of the performance requirement. Under these agreements, the customers may require the Company to provide an advance security deposit or a letters of credit or restricted deposits (See Note 7).

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments with an original maturity when purchased of three months or less to be cash equivalents. Investments qualifying as cash equivalents consist of investments in money market funds and certificates of deposit which totaled $7,783 and $8,487 at December 31, 2005 and 2006, respectively.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, such funds are subject to minimal credit risk. Accounts receivable are primarily from customers in the northeastern United States. The Company estimates the allowance for doubtful accounts for trade receivables based on historical losses, existing economic conditions, and other information available at the balance sheet date.

        For the year ended December 31, 2006, 2005 and 2004, the Company had 3 major customers which accounted for 84%, 86% and 70%, respectively, of total revenues.

	2006		2005		2004
	Year Ended December 31
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
Customer 1	$16,945	65%	$8,420	86%	$339	41%
Customer 2	—	0%	—	0%	234	29%
Customer 3	4,973	19%	—	0%	—	0%

Totals	$21,918	84%	$8,420	86%	$573	70%

        Accounts receivable from these customers was approximately $719 and $3,597 at December 31, 2005 and 2006, respectively.

Cost of Revenues

        Cost of revenues for demand response solutions consists of payments to commercial, institutional and industrial customers for their participation in demand response programs. The Company generally enters into one to five year contracts with end-use customers under which we deliver recurring cash payments to them for the capacity they commit to make available on demand. The Company also may make an additional payment when a customer reduces consumption of energy from the electric power grid. As of December 31, 2005 and 2006, the Company deferred $71 and $410 of corresponding cost of revenue, respectively under these agreements.

Industry Segment Information

        Based on qualitative and quantitative criteria established by Statements of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company operates within one reportable segment.

Property and Equipment

        Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, ranging from three to seven years. Leasehold improvements are amortized over their useful life or the life of the lease, whichever is shorter. Expenditures that improve or extend the life of a respective asset are capitalized while repairs and maintenance expenditures are expensed as incurred.

        The Company capitalizes interest incurred on debt during the course of qualified construction projects. Such costs are added to the asset base and amortized over the related assets' estimated useful life. For the years ended December 31, 2006, 2005 and 2004, the Company capitalized $127, $0 and $0, respectively.

Software Development Costs

        In accordance with AICPA Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, costs for the post-implementation and operation stage are expensed as incurred. Cost incurred during the application development stage are capitalized and amortized over the estimated useful life of the software.

        During the year ended December 31, 2006, $786 of costs have been capitalized and are included in construction-in-progress.

Impairment of Long-Lived Assets

        Consistent with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, when impairment indicators exist, the Company evaluates its long-lived assets for potential impairment. Potential impairment is assessed when there is evidence that events or changes in circumstances have occurred that indicate that the carrying amount of an asset may not be recovered. The Company noted no indicators of impairment.

Goodwill and Other Intangible Assets

        The Company accounts for goodwill and other intangible assets under SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with finite lives continue to be amortized over their useful lives. The Company performed its annual impairment test as of December 31, 2006. Based on the results of the first step, the Company has determined that no impairment had occured, as the fair value of the reporting unit exceeded the respective carrying value.

Income Taxes

        The Company provides for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

Research and Development Expenses

        Research and development costs incurred by the Company are expensed as incurred and primarily consist of salaries and benefits.

Stock-Based Compensation

        As of December 31, 2006, the Company had one stock-based compensation plan, which is more fully described in Note 11. Through December 31, 2005, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under the intrinsic value method, compensation expense was measured on the date of grant as the difference between the deemed fair value of the Company's common stock and the stock option exercise price or restricted stock award purchase price multiplied by the number of stock options or restricted stock awards granted. Generally, the Company grants stock-based awards with exercise prices equal to the estimated fair value of its common stock; however, to the extent that the deemed fair value of the common stock exceeds the exercise or purchase price of stock-based awards granted to employees on the date of grant, the Company amortizes the expense over the vesting schedule of the awards, generally four years.

        On January 1, 2006, the Company adopted SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25. Generally, the approach under SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

        SFAS No. 123(R) requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, the Company will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of SFAS No. 123(R)'s adoption that were measured using the minimum value method. In accordance with the requirements of SFAS No. 123(R), the Company will not present pro forma disclosures for periods prior to the adoption of SFAS No. 123(R) as the estimated fair value of the Company's stock options granted through December 31, 2005 was determined using the minimum value method.

        Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the weighted average fair value of stock options granted. In March 2005, the Securities and Exchange Commission issued SAB No. 107, Share-Based Payment, relating to SFAS No. 123(R). The Company has applied applicable provisions of SAB No. 107 in its adoption of SFAS No. 123(R). In accordance with SFAS No. 123(R), the Company recognizes the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award. Stock based compensation to employees for the year ended December 31, 2006 was $301 (See Note 11), before income taxes.

        The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. During the year ended December 31, 2004, 2005 and 2006, the Company recognized $1, $1 and $66 of stock-based compensation to non-employees, respectively.

Recent Accounting Pronouncements

        In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of Statement 109, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (GAAP) and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. The Company does not expect the pronouncement to have a material impact on our consolidated financial statements.

2. Acquisitions

        In May 2004, the Company entered into a purchase agreement (Purchase Agreement) to acquire all of the outstanding membership interests of Pinpoint Power DR LLC (PPDR) effective June 1, 2005. In connection with the execution of the Purchase Agreement, the Company also entered into an employment agreement with the shareholder of PPDR (Related Former Shareholder). Per the employment agreement, the shareholder of PPDR would also serve on the Company's Board of Directors (the Board).

        In June 2004, PPDR executed two promissory notes in the aggregate of $1,400 subject to a security agreement with the Company. If the notes were not fully paid by December 2005, the Company would become the owner of all of the assets of PPDR and no further obligations would be due to PPDR. The notes were fully paid in May 2005.

        In December 2003, the FASB issued FIN. 46R, Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51. FIN 46R establishes guidance to identify VIEs. FIN 46R requires VIEs to be consolidated by the primary beneficiary who is exposed to the majority of the VIEs' expected income/(losses), expected residual returns, or both. Prior to the acquisition of the membership interests on June 1, 2005, the Company was not entitled to the majority of expected income/(losses) and, therefore, was not the primary beneficiary required to consolidate PPDR. As discussed in the next paragraph, the acquisition has been accounted for as a purchase and, accordingly, the results of operations of PPDR subsequent to June 1, 2005 are included in the Company's consolidated statement of operations.

        On June 1, 2005, the Company acquired all the outstanding membership interests in PPDR from the Related Former Shareholder in a purchase business combination. Under the terms of the Purchase Agreement, the Company is required to (i) make fixed payments of $5,925 and (ii) issue 303,001 shares of the Company's common stock valued at $303, the fair value at date of the transaction. As of December 31, 2006, 110,211 will be issued through 2008. The amounts and timing of the cash payments are fixed and determinable; therefore, the $5,925 has been discounted using rates ranging from 2.8% to 3.8% to calculate the purchase price of $5,625.

        As part of the Purchase Agreement, the Company acquired a contract that contains a one-year option to extend, as of May 31, 2008, at the sole discretion of a certain customer. If exercised, the Company is obligated to make an additional payment of $2,366 to the seller and issue an additional 28,287 shares to the seller of the Company's common stock valued at $28.

        The fair value of the net assets acquired from PPDR exceeded the total consideration to be paid by the Company, resulting in negative goodwill of $2,247. Because the acquisition involves contingent consideration, the Company is required to recognize additional purchase consideration equal to the lesser of the negative goodwill of $2,247 or the maximum amount of contingent consideration of $2,394. Accordingly, the contingent purchase price of $2,247 is included in the total purchase price and as a noncurrent liability since the option to extend cannot be exercised until 2008. The additional contingent consideration of $142 will be recorded as additional purchase price when the contingency is resolved.

        The aggregate purchase price of $8,175 consists of the following:

Common stock, $0.001 par value	$303
Deferred related-party acquisition payments	5,625
Contingent consideration provision	2,247

Total purchase price	$8,175

        The aggregate purchase price has been allocated to the acquired assets and assumed liabilities based on their fair values as determined by the Company as follows:

Cash and cash equivalents	$1,211
Accounts receivable	1,073
Other current assets	724
Customer contracts	7,180
Non-compete agreements	67
Customer relationships	603
Accounts payable	(16)
Accrued capacity payments	(518)
Accrued liabilities	(2,149)

Total purchase price	$8,175

Supplemental Pro Forma Information—Unaudited

        The unaudited pro forma summary information below for the year ended December 31, 2005, gives effect to the acquisition of Pinpoint Power DR LLC as if the acquisition had occurred at the beginning of that period and is after giving effect to certain adjustments, including amortization of the definite life intangible assets.

        The pro forma summary information is based upon available information and upon certain assumptions that the Company's management believes are reasonable. As mentioned above acquisition is being accounted for using the purchase method of accounting. Actual amounts could differ from those reflected in the pro forma summary information and such differences could be significant.

Year Ended December 31, 2005
Unaudited
Revenues	$12,147

Net loss	$(1,520)

Net loss per share-basic and diluted	$(0.49)

        On February 23, 2006, the Company entered into a purchase agreement with the secured creditors of eBidenergy, Inc. or eBid, to purchase substantially all of the assets of the company for $52 consisting of $27 in cash paid at closing, 71,836 shares of common stock at the fair market value of the common stock on the date thereof of $1.00 per share for a total value of $25 and an earn-out payment based upon a percentage of the direct margin for new business between February 2006 and August 2008 from the leads identified by the seller. The Company does not believe any payment associated with the earn-out is probable. The former CEO of eBid is now an employee of the Company. eBid developed the PowerTrak total energy management software platform that integrates real-time metering, monitoring, and control systems to bring value-added online energy procurement, data acquisition, and data analysis services to its customers.

        The eBid acquisition has been accounted for in accordance with SFAS No. 141. The closing date of the eBid acquisition was February 23, 2006, and as such, the Company's consolidated financial statements reflect eBid's results of operations only from that date forward. The value of the acquired assets, assumed liabilities, and identified intangibles from the acquisition of eBid, as presented below, are based upon management's estimates of fair value as of the date of the acquisition.

        On May 15, 2006, the Company entered into a purchase agreement with the shareholders of Celerity Energy Partners or Celerity, to purchase substantially all of the assets of the company for $3.0 million paid at closing. Celerity is the largest, proven demand response provider for electric utilities, power marketers and electric power users in California.

        The Celerity acquisition has been accounted for in accordance with SFAS No. 141. The closing date of the Celerity acquisition was May 15, 2006, and as such, the Company's consolidated financial statements reflect Celerity's results of operations only from that date forward. The value of the acquired assets, assumed liabilities, and identified intangibles from the acquisition of Celerity, as presented below, are based upon management's estimates of fair value as of the date of the acquisition.

        The purchase price allocation for our two acquisitions is as follows:

	eBid	Celerity
Total purchase price (including acquisition costs of $0 and $57, respectively)	$52	$3,057

Trade receivables	5	—
Property, plant & equipment	19	411
Intangible assets	33	1,918
Total assets acquired	57	2,329
Accounts payable and accruals	(5)	—

Net assets acquired	52	2,328

Excess purchase price over the fair value of net assets acquired	—	728

        The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The estimated amounts recorded as intangible assets consist of the following:

	eBid	Celerity
Contracts and customer relationships	$—	$1,918
Software	33	—

Total intangible assets	$33	$1,918

        Customer relationships are subject to amortization over their estimated useful lives which reflect the anticipated periods over which the Company estimates it will benefit from the acquired assets. The Company anticipates that substantially all of this amortization is deductible for income tax purposes. The Company is considering its options relative to the deductibility of goodwill and is unable at this time to determine what portion, if any, will be deductible for income tax purposes.

        Pro forma net loss and net loss per share are not presented because the impact of the acquisitions of eBidenergy, Inc. and Celerity Energy Partners LLC were immaterial.

3. Related Party Transactions

Notes receivable

        In connection with the PPDR acquisition, the Company loaned PPDR approximately $1,400. The sole shareholder of PPDR is an employee and board member of the Company. As described in Note 2, the notes were fully paid in May 2005.

Payables

        In connection with the acquisition of PPDR, the Company assumed $1,500 in distributions due to the Related Former Shareholder. As of December 31, 2005 and 2006, $372 and $0 remained outstanding, respectively.

Deferred Acquisition Payments

        The deferred payments to the Related Former Shareholder and the fair value of the common stock to be issued as of December 31, 2006 are as follows:

	Gross Payment	Discount Payment	Common Stock	Total
2007 (Current)	$2,023	$1,923	$66	$1,989
2008 (Long-Term)	440	356	44	400

Total	2,463	2,279	110	2,389

Contingent Consideration

        As of December 31, 2005, the Company recorded $2,252 in contingent consideration provisions to the Related Former Shareholder (Note 2) as a noncurrent liability since the extension option cannot be exercised until 2008. During 2006, the Company finalized its purchase price allocation. As a result, the contingent consideration as of December 31, 2006 was $2,247.

4. Net Loss Per Share

        Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the treasury stock method, and from convertible securities using the if-converted method. The calculation of dilutive weighted average shares outstanding is as follows:

	2004	2005	2006
Basic weighted average shares outstanding	2,831,003	3,071,733	3,607,822
Dilutive effect of:
Series A Redeemable Convertible Preferred Stock	3,018,837	2,018,837	2,018,837
Series A-1 Redeemable Convertible Preferred Stock	2,593,796	2,593,796	2,593,796
Series B Redeemable Convertible Preferred Stock	—	3,332,362	3,332,362
Series B-1 Redeemable Convertible Preferred Stock	—	—	786,390
Series C Redeemable Convertible Preferred Stock	—	—	297,031
Outstanding options and warrants less potential incremental shares purchased under the Treasury Method	94,185	318,026	1,781,274

Dilutive weighted average shares outstanding	7,537,821	11,334,754	14,417,512

        Because the Company reported a net loss for the years ended December 31, 2004, 2005 and 2006, all potential common shares have been excluded from the computation of dilutive net loss per share because the effect would have been antidilutive.

        Included in the weighted average number of common shares outstanding at December 31, 2005 and 2006 are 303,001 and 110,211 contingently issuable shares of common stock, respectively. These shares were issuable in connection with the acquisition of PPDR. These shares have been included in the calculation as there are no restrictions for issuance except for the passage of time.

5. Property and Equipment, Net

        Property and equipment as of December 31, 2005 and 2006 consisted of the following:

	Estimated Useful Life (in years)	2005	2006
Computers and office equipment	3	$512	$745
Software	3	29	117
Demand response equipment	3-5	1,211	1,767
Back-up generators	5	198	885
Furniture and fixtures	5	2	37
Leasehold improvements	Lesser of the useful life or lease term	—	14
Assets under capital lease	Lesser of the useful life or lease term	—	200
Construction-in-progress, including capitalized interest		139	3,949

		2,091	7,714
Accumulated depreciation		(352)	(1,167)

Property and equipment, net		$1,739	$6,547

        Depreciation expense was $50, $302 and $815 for the years ended December 31, 2004, 2005 and 2006, respectively. Of such amounts, $27, $223 and $580 were included in cost of revenue, and $23, $79 and $235 were included in general and administrative expenses for the years ended December 31, 2004, 2005 and 2006, respectively.

        Construction-in-progress consists principally of demand response equipment and back-up generators that have not been placed in service. Construction-in-progress at December 31, 2005 and 2006 consisted of the following:

	2005	2006
Software	$—	$786
Demand response equipment	77	—
Back-up generators	62	3,036
Capitalized interest	—	127

	$139	$3,949

6. Goodwill and Intangible Assets, Net

        Goodwill and intangible assets and accumulated amortization as of December 31, 2005 and 2006 consisted of the following:

	2005	2006
Goodwill	$—	$728

Amortizable intangible Asset:
Customer Contracts	7,336	9,098
Software	—	33
Employment agreements and noncompete agreements	70	67
Customer relationships	449	603

	7,855	9,801

Less accumulated amortization	(1,167)	(3,397)

Intangible assets, net	6,688	6,404

Goodwill and intangibles, net	$6,688	$7,132

        Amortization expense related to intangible assets amounted to $1,167 and $2,230 for years ended December 31, 2005 and 2006, respectively. The intangible asset lives range from 3 to 4 years and the weighted average remaining life was 3.46 years at December 31, 2006. Estimated amortization is $2,197, $2,079, $929, $173, $173 and $853 for 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

7. Commitments and Contingencies

        The Company leases it office facilities and equipment under non-cancelable capital and operating leases, which expire through 2011. The majority of the office leases require payments for additional expenses such as taxes, maintenance, and utilities. Certain of the leases contain renewal options.

        At December 31, 2006, future minimum lease payments for capital leases and for operating leases with non-cancelable terms of more than one year were as follows:

	Capital	Operating
2007	$60	$493
2008	59	449
2009	59	179
2010	42	—
2011	42	—

Total minimum lease payments	262	$1,121

Less:
Imputed interest	(62)
Current portion	(38)

Present value of minimum capital lease payments, net of current portion	$162

        Capital lease obligations are included in the current and long-term debt balances on the accompanying consolidated balance sheets.

        Rent expense under operating leases amounted to $39, $199 and $408 during the years ended December 31, 2004, 2005 and 2006, respectively.

        The Company is subject to certain performance guarantee requirements under certain customer contracts. The Company had deposits held by certain customers of $238 and $383 at December 31, 2005 and 2006, respectively. If the Company does not meet certain performance levels, these amounts would be forfeited. The Company has assessed the probability of default under these agreements and has determined it to be remote.

        The Company is contingently liable under unused letters of credit. Included in the December 31, 2006 Restricted cash balance are unused letters of credit in the amount of $510.

8. Financing Arrangements

        In June 2004, the Company entered into a loan and security agreement with a debt lender to provide up to $2,500 of growth capital financing. Under the terms of the agreement, the Company may borrow up to $2,500 in minimum increments of $500 through April 30, 2005. The loan and security agreement contains various restrictive covenants. The Company was required to make monthly interest-only payments at an annual interest rate of 7.0% through April 30, 2005. Beginning on May 1, 2005, the Company is required to make monthly principal and interest payments of $77. A final payment of $250 was due at maturity, April 30, 2008, or when note is paid in full, if earlier. All outstanding borrowings were paid in November 2006 and the agreement has been terminated. The final payment of $250 was recorded as interest expense over the term of the loan agreement. The Company has recorded $32, $65 and $153 as interest expense for the years ended December 31, 2004, 2005 and 2006, respectively. The accrued interest has been included in the Company's consolidated balance sheet as a noncurrent liability at December 31, 2004 and 2005. In connection with the loan and security agreement, the Company issued warrants to the lender to purchase up to 134,472 shares of the Company's common stock at a price of $0.17 per share. Of the proceeds, the Company allocated $6 to the warrants based upon the Company's assessment of fair market value as a deferred financing charge. This amount is included in other assets at December 31, 2005 and is amortized to interest expense over the borrowing period. The Company recorded $2 and $4 interest expense for the year ended December 31, 2005 and 2006, respectively. The remaining amount was expensed in connection with the refinancing described below.

        In November 2006, the Company entered into a loan and security agreement with a debt lender, this loan and security agreement provides for borrowings of up to $19,500 pursuant to a term loan facility of up to $7,500 and an equipment term loan facility of up to $12,000. The term loan portion of the facility allows the Company to borrow $5.0 million on or before March 31, 2007. Borrowings under the term loan facility will mature on a 36 month amortization schedule. Under the equipment term loan portion of the facility, the Company may borrow up to $8,000 on or before June 30, 2007 and up to an additional $4,000 as of December 31, 2007, in each case, if the Company is not in default under the terms of the loan and security agreement at the time of the borrowing. Borrowings made under the equipment term loan facility, will require repayment over a 36 to 84 month period, depending on the type of equipment financed. Borrowings under the loan and security agreement currently bear interest at (a) the greater of 5.22% or the yield on three-year U.S. Treasury Notes on the date of the loan plus (b) in the case of our term loans, 655 basis points per annum, and in the case of the equipment loans, 695 basis points per annum. Provisions in our loan and security agreement impose restrictions on the Company's ability to, among other things (i) incur more debt; (ii) pay dividends and make distributions; (iii) redeem or repurchase capital stock; (iv) create liens; (v) enter into transactions with affiliates; and (vi) merge or consolidate. The loan and security agreement contains other customary covenants but does not impose financial ratio maintenance requirements. The agreement permits the lender to declare an event of default under various circumstances, including if any event occurs that has a material adverse effect on us. The borrowings under the term loan facility are collateralized by all assets of the company and the equipment term loan facilities are collateralized by the underwritten equipment. In connection with the loan agreement, the Company has deferred costs of $74 to execute the agreement, which are amortized over the loan term.

        During 2006, the Company borrowed $5,000 under the term loan facility which matures on April 1, 2010. Beginning on January 1, 2007, the Company shall make monthly interest-only payment and commencing April 1, 2007, the Company shall make monthly principal and interest payments of $168. As of December 31, 2006, there is $2,500 and $12,000 are available for borrowings under the term loan and equipment loan, respectively.

        Scheduled principal repayments on long-term debt, as of December 31, 2006 are as follows:

2007	$1,090
2008	1,755
2009	1,829
2010	326

$5,000

        In March 2007 the Company borrowed an additional $2.5 million against the term loan to help facilitate certain working capital requirements.

9. Redeemable Convertible Preferred Stock Warrant Liability

        Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards Board Staff Position (FSP) No. 150-5, Issuer's Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable, an interpretation of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (FSP No. 150-5). Pursuant to FSP No. 150-5, freestanding warrants for shares that are either puttable or warrants for shares that are redeemable are classified as liabilities on the balance sheet at fair value. At the end of each reporting period, changes in fair value during the period are recorded as a component of other income or expense.

        In November 2006, in connection with term loan financing referenced in Note 8, the Company issued warrants to purchase up to $700 of the Series B-1 Redeemable Convertible Preferred Stock. If the Company does not borrow more than $8,000 from the equipment term loan facility on or before December 31, 2007, then the warrant will be adjusted at such date and will thereafter be exercisable only with respect to $600 of the Series B-1 Redeemable Convertible Preferred Stock. The warrants can be exercisable any time beginning the earlier of (a) a next private round financing, (b) 15 days prior to a liquidity event or (c) July 1, 2007. The term of the warrant will expire upon the earlier of (x) a sale or merger of the Company, (y) immediately before the first registered public offering of the company's common stock, or (2) November 20, 2016. The exercise price of the warrant is determined as follows, (i) if the Company consummated a private financing round after November 20, 2006 but on or before December 31, 2006, the exercise price shall be calculated as 60% of the next private financing round plus $3.96, (ii) if the Company consummated a private financing round after December 31, 2006 but on or before March 31, 2007, the exercise price shall be calculated as 50% of the next private financing round plus $4.95, (iii) if the Company consummated a private financing round after March 31, 2007 but on or before June 30, 2007, the exercise price shall be calculated as 40% of the next private financing round plus $5.94 or (iv) if the Company consummates a private financing round after June 30, 2007 or does not consummate a private financing round, the exercise price shall be $9.90 per share.

        In December 2006, the Company consummated a private financing round which fixed the exercise price at $37.13. The warrants may be exercised using the net exercise method. Under this method, the number of shares issued upon exercise is reduced by an amount equal to the product of the number of shares subject to the exercise and the exercise price per share, divided by the fair value of the

Series B-1 Redeemable Convertible Preferred Stock on the date of the exercise. The Redeemable Convertible Preferred Stock warrant is recorded as a noncurrent liability as of December 31, 2006 and will be revalued at the end of each reporting period to fair value using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value of the warrants was estimated to be $606 at the date of issuance, November 20, 2006 and December 31, 2006, respectively, using the following assumptions:

	November 20, 2006	December 31, 2006
Series B-1 Redeemable Convertible Preferred Stock fair value	$37.13	$37.13
Volatility	87%	87%
Contractual term	10 years	9.9 years
Risk-free rate	4.46%	4.71%
Expected dividend yield	0%	0%

        The Company will continue to adjust the preferred stock warrant liability for changes in the fair value of the warrants until the earlier of the exercise of the warrants to purchase Series B-1 Redeemable Convertible Preferred Stock, at which time the liability will be reclassified to temporary equity, or the conversion of the underlying Series B-1 Redeemable Convertible Preferred Stock into common stock, at which time the liability will be reclassified to stockholders' equity.

10. Stockholders' Equity

Redeemable Convertible Preferred Stock

        During 2004, the Company issued 916,212 shares of Series A-1 Redeemable Convertible Preferred Stock at a price of $1.90 per share for net cash proceeds of $1,738, net of $3 in issuance costs.

        During 2005, the Company issued 1,177,097 shares of Series B Redeemable Convertible Preferred Stock at a price of $6.58 per share for net cash proceeds of $7,643, net of $102 in issuance costs.

        In May 2006, the Company issued 277,778 shares of Series B-1 Redeemable Convertible Preferred Stock at a price of $9.90 per share for net cash proceeds of $2,679, net of $71 in issuance costs.

        In December 2006, the Company issued 104,921 shares of Series C Redeemable Convertible Preferred Stock at a price of $55.28 per share for net proceeds of $5,749, net of $51 in issuance costs. Of the proceeds, $800 were received in January 2007 and are classified on the accompanying financial statements as Redeemable Convertible Preferred Stock subscription receivables.

        In January 2007, the Company issued 166,425 shares of Series C Redeemable Convertible Preferred Stock for cash at a price of $55.28 per share, for total proceeds of approximately $9,200. The Series C Redeemable Convertible Preferred Stock was issued with substantively the same terms and conditions as the Series A, Series A-1, Series B Redeemable and Series B-1 Convertible Preferred Stock.

        The rights, preferences, and privileges of the Series A Redeemable Convertible Preferred Stock, the Series A-1 Redeemable Convertible Preferred Stock, the Series B Redeemable Convertible

Preferred Stock, Series B-1 Redeemable Convertible Preferred Stock and the Series C Redeemable Convertible Preferred Stock (together, known as the Preferred Stock) are as follows:

Conversion

        At the option of the holder, each share of Preferred Stock is convertible into the Company's common stock at the conversion price of $0.42 for the Series A Redeemable Convertible Preferred Stock, $0.67 for the Series A-1 Redeemable Convertible Preferred Stock, $2.32 for the Series B Redeemable Convertible Preferred Stock, $3.50 for the Series B-1 Redeemable Convertible Preferred Stock and $19.53 for the Series C Redeemable Convertible Preferred Stock at December 31, 2006, or the equivalent price after adjustment for certain events defined in the Company's Certificate of Incorporation. The above conversion prices are consistent with the redemption value of the related Preferred Stock. Accordingly, as of December 31, 2006, the Preferred Stock is convertible into common stock at a one-for-one basis.

        Shares of the Preferred Stock automatically convert to common stock upon the closing of a qualified public offering of the Company's common stock where the aggregate market capitalization of the Company is a least $50,000 and the aggregate gross proceeds are at least $10,000, or the equivalent price after adjustment for certain events.

        Shares of the Preferred Stock also convert to common stock upon the written approval of (i) in the case of each of the Series A Redeemable Convertible Preferred Stock and the Series A-1 Redeemable Convertible Preferred Stock, the vote of the holders of a majority of the respective Series of Preferred Stock and (ii) in the case of the Series B Redeemable Convertible Preferred Stock and the Series B-1 Redeemable Convertible Preferred Stock, the vote of the holders of a majority of the Series B Redeemable Convertible Preferred Stock and the Series B-1 Redeemable Convertible Preferred Stock, voting together as a single class.

Dividends

        The holders of the Preferred Stock are entitled to receive, when and if declared by the Board, dividends at the per annum rate of 5% of the original issue price of each outstanding share of the Preferred Stock. The right to receive dividends on Preferred Stock is noncumulative. No dividends have been declared since inception.

Voting Rights

        The holders of the Preferred Stock are entitled to the number of votes equal to the number of common stock shares into which they are convertible. The Preferred Stockholders vote with the common stockholders as a single class, provided that a separate vote of each class is required in certain circumstances.

        The holders of the Series A Redeemable Convertible Preferred Stock and the Series A-1 Redeemable Convertible Preferred Stock, voting together as a single, separate class, are entitled to elect two directors to the Board and the holder of the Series B Redeemable Convertible Preferred Stock and the Series B-1 Redeemable Convertible Preferred Stock, voting together as a single separate class, are entitled to elect one director to the Board.

Liquidation, Dissolution, or Winding-Up

        Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, and before any payment shall be made to the holders of the common stock or any stock ranking on liquidation junior to the Preferred Stock, the holders of the shares of Series A Redeemable Preferred Stock shall be paid, pari passu, an amount equal to the original purchase price per share of the Preferred Stock plus, in the case of each share, an amount equal to dividends declared but unpaid thereon. If the assets of the Company are insufficient to pay the full preferential amounts to the preferred stockholders, the assets will be distributed ratably among the holders of the Preferred Stock in proportion to their aggregate liquidation preference amounts.

Redemption

        At any time subsequent to January 11, 2010, with the approval of the holders of at least 75% of the then-outstanding Preferred Stock, holders of shares of Preferred Stock may redeem the then outstanding shares of Preferred Stock by requiring the Company to pay in cash an amount equal to the greater of the fair market value per share or the original issuance purchase price plus any declared but unpaid dividends thereon, computed to such redemption date. The payment will be made in three equal annual installments beginning on the redemption date.

Common Stock

        At December 31, 2006, the Company has authorized 17,413,394 shares of common stock, of which 2,018,837 shares have been reserved for the conversion of Series A Redeemable Convertible Preferred Stock, 2,593,796 shares have been reserved for the conversion of Series A-1 Redeemable Convertible Preferred Stock, 3,332,349 shares have been reserved for conversion of Series B Redeemable Convertible Preferred Stock, 839,765 shares have been reserved for conversion of Series B-1 Redeemable Convertible Preferred Stock, 768,181 shares have been reserved for conversion of Series C Redeemable Convertible Preferred Stock, 187,848 shares have been reserved for the exercise of warrants, and 3,885,264 shares have been reserved for issuance under the Company's stock option plan.

        The holders of common stock are entitled to one vote per share. The holders of common stock are also entitled to elect two directors to the Board.

        In February 2007, the Company repurchased 104,393 shares of outstanding stock for $395.

        On May 1, 2007 the Company effected a 2.831 for one split of the common stock. All financial information in the financial statements presented reflects the impact of this split.

        On April 25, 2007 the Company granted certain executives 104,393 shares of common stock that was held in treasury at March 31, 2007. This grant was valued at $2,300 which was the fair value at the date of grant. This amount will be recognized in full as compensation expense in the second quarter of 2007.

        For options granted on April 11 and on April 25, 2007, the Company has used $22 per share as the fair value of our common stock for financial statement purposes. This will result in us recognizing additional compensation expense of $800, $700, $700, $600 and $100 in 2007, 2008, 2009, 2010, and

2011 respectively, to reflect the difference between the fair value of our common stock for final reporting purposes and the grant price used by our Board of Directors.

11. Stock-Based Compensation

  Stock Options

        Under the Company's 2003 Stock Option and Incentive Plan (the Plan), options may be granted to persons who are, at the time of grant, employees, officers, or directors of, or consultants or advisors to, the Company. The Plan provides for the granting of nonstatutory stock options, incentive stock options, stock bonuses, and rights to acquire restricted stock. The provisions of the Plan limit the exercise of incentive stock options, but in no case may the exercise period extend beyond 10 years from the date of grant.

        The option price at the date of grant was determined by the Board and, was supported by a contemporaneous valuation by an unrelated valuation specialist.

        The stock-based compensation expense related to stock options grants to employees and non-employees for the year ended December 31, 2006 was $359.

        A summary of option activity for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004			2005			2006
	Number of Options	Weighted Average Exercise Price	Range of Exercise prices	Number of Options	Weighted Average Exercise Price	Range of Exercise prices	Number of Options	Weighted Average Exercise Price	Range of Exercise prices
	(in Shares)			(in Shares)			(in Shares)
Outstanding at beginning of year	246,860	$0.11	$0.11	507,449	$0.14	$0.11-$0.17	1,471,844	$0.31	$0.11-$0.35
Granted	281,821	0.16	$0.11-$0.17	1,202,762	0.35	$0.35	1,613,167	0.51	$0.51
Exercised	—	—		(83,633)	0.13	$0.11-$0.35	(560,603)	0.30	$0.11-$0.51
Forfeited	(21,232)	0.13	$0.11-$0.17	(154,734)	0.20	$0.11-$0.35	(107,702)	0.44	$0.17-$0.51

Outstanding at end of year	507,449	0.14	$0.11-$0.17	1,471,844	0.31	$0.11-$0.35	2,416,706	0.44	$0.11-$0.51

Exercisable at end of year	146,771	$0.13	$0.11-$0.17	174,148	$0.14	$0.11-$0.35	170,737	$0.27	$0.11-$0.51

	Outstanding as of December 31, 2006
Exercise Prices	Number of Outstanding Options	Average Remaining Contractual Life	Number Exercisable
	(in Shares)	(in Years)	(in Shares)
$0.11	39,501	6.75	21,735
$0.17	99,726	7.53	51,365
$0.35	759,219	8.37	91,976
$0.51	1,518,305	9.17	5,661

	2,416,706	9.17	170,737

        Of the stock options outstanding as of December 31, 2006, 2,353,008 options were held by employees and 63,698 options were held by non-employees. During the year ended December 31, 2006, proceeds received from the exercise of 560,603 options were $166. The grant-date fair value of the 1,613,167 options granted during the year ended December 31, 2006 was $8,258 after the Company reassessed the fair value of its common stock in connection with its initial public offering considerations. Subsequent to the $359 stock-based compensation expense recognized in the year ended December 31, 2006, the amount of stock-based compensation expense that may be recognized for outstanding, unvested options as of December 31, 2006 was $7,699. The amount that may be recognized into expense over the next four years is as follows:

2007	$2,029
2008	2,005
2009	1,973
2010	1,692

$7,699

        The following table sets forth the intrinsic value at December 31, 2006, for outstanding options:

	Number of Options	Aggregate Intrinsic Value
Outstanding at December 31, 2006	2,416,706	$20,369
Exercisable at December 31, 2006	170,737	$1,468

        In order to estimate the fair value of options granted in 2006, the Company utilized the Black-Scholes option pricing model, utilizing the following assumptions (weighted averages based on grants during the period):

Risk-free interest rate	4.72%
Expected term of options, in years	6.25
Expected annual volatility	87%
Expected dividend yield	0%

        Volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable public companies. The risk-free interest rate is the rate available as of the option date on zero-coupon U.S. government issues with a remaining term equal to the expected life of the option. Because we do not have a sufficient history to estimate the expected term, the Company uses SAB No. 107's simplified method for estimating expected term. The simplified method is based on vesting-tranches and the contractual life of each grant. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future.

  Restricted Stock

        In 2006, the Company granted restricted shares in lieu of grants of stock options. All shares underlying awards of restricted stock are restricted in that they are not transferable (i.e., they may not be sold) until they vest. Subject to limited exceptions, if the employee who received the restricted stock leaves the Company prior to the vesting date for any reason, the shares of restricted stock will be forfeited and returned to the Company. The following table summarizes the Company's grants of restricted stock in 2006.

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2005	—	$—
Granted	152,460	0.51
Released	—	—
Canceled	—	—

Outstanding at December 31, 2006	152,460	$0.51

        The stock-based compensation expense related to restricted stock awards for the year ended December 31, 2006 was $8. At December 31, the Company had $224 of stock-based compensation to be expensed over the period through November 2010.

12. Income Taxes

        No provision for federal or state income taxes has been recorded, as the Company has incurred cumulative net operating losses since inception. As of December 31, 2005 and 2006, the Company has federal and state net operating loss carryforwards of $2,719 and $6,517, respectively, to offset future federal and state taxable income, which expire at various times through 2026. The net operating loss carryforwards may be subject to the annual limitations under the "Change of Ownership" rules provided in Internal Revenue Code (IRC) Sections 382.

        A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2004	2005	2006
Federal income tax at statutory federal rate	34.0%	34.0%	34.0%
State income tax expense (net of Federal benefit)	—	—
Permanent items	(0.2)	(0.8)	(2.5)
Change in valuation allowance	(33.8)	(33.2)	(31.5)

Effective tax rate	0.0%	0.0%	0.0%

        Deferred tax assets (liabilities) consisted of the following:

	Year Ended December 31,
	2005	2006
Deferred income tax assets:
Net operating loss carryforwards	$1,053	2,526
Accrued expenses	76	80
Deferred revenue	162	168
Deferred rent	18	28
Intangible assets	364	1,006
Fixed assets	(79)	(119)
Other	2	3

	1,596	3,692
Valuation allowance	(1,596)	(3,692)

Net deferred tax assets	$—	—

        Due to the uncertainty related to the ultimate use of the deferred income tax asset, the Company has provided a full valuation allowance for these tax benefits in 2004, 2005 and 2006.

        The valuation allowance increased $2,096 during the year, due primarily to the increase in the net operating loss carryforwards.

13. Employee Savings and Retirement Plan

        The Company has established a 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) covering substantially all employees. Once the employees have met the eligibility and participation requirements under the 401(k) Plan, employees may contribute a portion of their earnings to the 401(k) Plan to be invested in various savings alternatives. Annually, at the discretion of the Board, the Company may make matching contributions to the 401(k) Plan, which vests ratably over periods ranging from one to three years. The Company has not made any matching contributions to the 401(k) Plan since inception.

EnerNOC, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands, except share data)

March 31, 2007
Assets
Current assets
Cash and cash equivalents	$12,581
Restricted cash	1,319
Accounts receivable, net	6,340
Deferred cost of sales	1,053
Prepaid expenses and other current assets	535

Total current assets	21,828
Property and equipment, net	11,577
Goodwill and intangible assets, net	6,582
Deferred financing costs	3,009
Other assets	554

Total assets	$43,550

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$3,177
Accrued capacity payments	6,516
Current portion of deferred related-party acquisition payments	1,958
Accrued payroll and related cost	911
Accrued expenses and other current liabilities	2,696
Deferred revenue	2,202
Current portion of long-term debt	2,174

Total current liabilities	19,634
Long-term liabilities
Long-term debt, net of current portion	5,514
Deferred related-party acquisition payments, net of current portion	327
Contingent consideration provision	2,247
Deferred revenue	77
Redeemable convertible preferred stock warrant liability	606
Other liabilities	146

Total long-term liabilities	8,917
Redeemable convertible preferred stock
Series A Redeemable Convertible Preferred Stock, $0.001 par value; 713,118 shares authorized, issued, and outstanding at March 31, 2007 at redemption value	831
Series A-1 Redeemable Convertible Preferred Stock, $0.001 par value; 916,212 shares authorized, issued, and outstanding at March 31, 2007, at redemption value	1,739
Series B Redeemable Convertible Preferred Stock, $0.001 par value; 1,177,097 shares authorized, issued and outstanding at March 31, 2007, at redemption value	7,690
Series B-1 Redeemable Convertible Preferred Stock, $0.001 par value; 296,632 shares authorized, 277,778 issued and outstanding at March 31, 2007, at redemption value	2,696
Series C Redeemable Convertible Preferred Stock, $0.001 par value; 271,346 shares authorized, issued and outstanding at March 31, 2007, at redemption value	14,944
Stockholders' equity
Common stock, $0.001 par value; 17,413,394 shares authorized, 4,292,587 shares issued at March 31, 2007	4
Additional paid-in capital	1,381
Accumulated deficit	(13,891)
Treasury stock, 104,393 shares at cost	(395)

Total stockholders' deficit	(12,901)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$43,550

See accompanying notes.

EnerNOC, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2006	2007
Revenues	$5,114	$9,971
Cost of revenues	4,414	7,065

Gross profit	700	2,906

Operating expenses:
Selling and marketing expenses	873	3,067
General and administrative expenses	1,497	3,466
Research and development expenses	332	341

Total operating expenses	2,702	6,874

Loss from operations	(2,002)	(3,968)
Other income (expense):
Interest and other income	51	273
Interest expense	(74)	(119)

Net loss	$(2,025)	$(3,814)

Net loss per share
Basic and diluted	$(0.59)	$(0.91)

Weighted average number of basic and diluted shares	3,443,420	4,181,913

See accompanying notes.

EnerNOC, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2006	2007
Cash flows from operating activities
Net loss	$(2,025)	$(3,814)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	163	294
Amortization of intangibles	501	550
Stock-based compensation expense	—	595
Non cash interest expense	—	44
Increase (decrease) in cash from changes in assets and liabilities:
Accounts receivable	(3,774)	(1,893)
Deferred revenue	264	888
Prepaid expenses and other assets	(182)	(882)
Other liabilities	(130)	(3)
Accounts payable and accrued expenses	1,950	3,940

Net cash used in operating activities	(3,233)	(281)
Cash flows from investing activities
Purchase of eBidenergy, Inc.	(27)	—
Cash paid in Pinpoint Power DR LLC acquisition	—	(104)
Purchase of property and equipment	(163)	(5,324)

Net cash used in investing activities	(190)	(5,428)
Cash flows from financing activities
Increase in restricted cash	—	(809)
Proceeds from exercise of stock options	3	15
Proceeds from borrowings	—	2,500
Repayment of borrowings and payments under capital lease obligations	(180)	(12)
Deferred IPO related payments	—	(2,183)
Proceeds from the issuance of preferred stock, net issuance costs	—	9,990
Repurchase of treasury shares	—	(395)

Net cash (used in) provided by financing activities	(177)	9,106
Net change in cash and cash equivalents	(3,600)	3,397
Cash and cash equivalents at beginning of period	9,719	9,184

Cash and cash equivalents at end of period	$6,119	$12,581

Supplemental disclosure of cash flow information
Purchase of fixed assets through capital lease obligation	$3	$—

Accretion of preferred stock issuance costs	$8	$18

Purchase of eBidenergy, Inc. through the issuance of common stock	$25	$—

See accompanying notes.

EnerNOC, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

(in thousands, except share and per share data)

1. Description of Business and Basis of Presentation

Description of Business

        EnerNOC, Inc. (the Company) is a service company that was incorporated in Delaware on June 5, 2003. The Company operates in a single segment in providing full-service demand response and energy management solutions in the United States. The Company enables energy users, energy suppliers, system operators, and utilities to reduce demand for electricity during periods of peak demand or supply shortfalls by proactively shedding noncritical loads, dispatching backup generators, and analyzing real-time data to optimize energy consumption. The Company's demand response and energy management solutions deliver immediate bottom-line benefits to end-use customers and energy suppliers while helping to create a more reliable and efficient electricity grid for system operators and utilities.

Basis of Consolidation

        The unaudited condensed consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries and have been prepared in conformity with accounting principles generally accepted in the United States. Intercompany transactions and balances are eliminated upon consolidation. In the opinion of the Company's management, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for this period.

        The results of operations for the three months ended March 31, 2006 and 2007 are not necessarily indicative of the results expected for the full fiscal year or for any other fiscal period.

        The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year-ended December 31, 2006.

Liquidity

        The Company has generated an accumulated deficit since inception through March 31, 2007 of $13,891. The future success of the Company is dependent on its ability to obtain additional working capital to develop and market its products, grow the business, and ultimately upon its ability to attain future profitable operations. Further, the Company is subject to risks associated with rapidly growing technology-based companies. Primary among these risks are dependence on key individuals, rapid technological changes, competition from substitute products and larger companies, the need for adequate financing to fund future operations, the need to achieve profitable operations, and the need to successfully develop and market its demand response and energy management solutions. The Company believes its cash and cash equivalents totaling $12,581 at March 31, 2007 will provide sufficient resources to fund operations through 2007.

2. Recent Accounting Pronouncements

        In September 2006, the SEC released SAB No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements by Current Year Financial Statement. SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filling of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. We believe that SAB No. 108 will not have a material impact on the consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We believe that SFAS No. 157 will not have a material impact on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 provides an entity with the option, at specified election dates, to measure certain financial assets and liabilities and other items at fair value, with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 also establishes presentation and disclosure requirements that include displaying the fair value of those assets on the face of the balance sheet and providing management's reasons for electing the fair value option for each eligible item. The provisions of SFAS No. 159 will become effective beginning January 1, 2008. Early adoption is permitted provided that an election is also made to apply the provisions of SFAS No. 157. We are currently evaluating the impact that SFAS No. 159 may have on our results of operations and financial condition.

3. Net Loss Per Share

        Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants using the treasury stock method, and from convertible securities using the if-converted method. The calculation of dilutive weighted average shares outstanding is as follows:

	Three Months Ended March 31,
	2006	2007
Basic weighted average shares outstanding	3,443,420	4,181,913
Dilutive effect of:
Series A Redeemable Convertible Preferred Stock	2,018,837	2,018,837
Series A-1 Redeemable Convertible Preferred Stock	2,593,796	2,593,796
Series B Redeemable Convertible Preferred Stock	3,332,362	3,332,362
Series B-1 Redeemable Convertible Preferred Stock	—	786,390
Series C-1 Redeemable Convertible Preferred Stock	—	768,181
Outstanding options and warrants	1,293,212	2,559,020

Dilutive weighted average shares outstanding	12,681,627	16,240,499

        Because the Company reported a net loss for the three months ended March 31, 2006 and 2007, all potential common shares have been excluded from the computation of the dilutive net loss per share because the effect would have been antidilutive.

        Included in the calculation for basic weighted average number of common shares outstanding at March 31, 2006 and 2007 there are 202,252 and 110,211 contingently issuable shares of common stock, respectively. These shares were issuable in connection with the acquisition of PPDR. These shares have been included in the calculation as there are no conditions except for the passage of time.

4. Property and Equipment

        Property and equipment consisted of the following:

	Estimated Useful Life (Years)	March 31, 2007
Computers and office equipment	3	$1,333
Software	3	469
Demand response equipment	3-5	1,997
Back-up generators	5	867
Furniture and fixtures	5	58
Leashold improvements	Lesser of the useful life or lease term	99
Assets under capital lease	Lesser of the useful life or lease term	200
Construction-in-progress		8,015

		13,038
Accumulated depreciation amortization		(1,461)

Property and equipment, net		$11,577

        Depreciation expense was $163 and $294 for the three months ended March 31, 2006 and 2007, respectively. Of such amounts, $115 and $194 were included in cost of revenue, and $48, and $100 were included in general and administrative expenses for the years ended March 31, 2006 and 2007, respectively.

        Software development costs of $398 have been capitalized in accordance with SOP No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use during the three months ended March 31, 2007 related to the Company's internal operating system. The amount is included in construction-in-progress at March 31, 2007. No amounts were capitalized during the three months ended March 31, 2006.

        Construction-in-progress consisted of demand response equipment, back-up generators and software that had not been placed in service. Construction in progress at March 31, 2007 consisted of the following:

Software	$1,166
Demand response equipment	522
Back-up generators	6,071
Capitalized interest	256

$8,015

5. Letters of Credit

       The Company is contingently liable under unused letters of credit. Included in the March 31, 2007 cash and cash equivalents are unused letters of credit in the amount of $1,319.

6. Financing Agreements

        In November 2006, the Company entered into a loan and security agreement with a debt lender, this loan and security agreement provides for borrowings of up to $19,500 pursuant to a term loan facility of up to $7,500 and an equipment term loan facility of up to $12,000. The term loan portion of the facility allows the Company to borrow $7,500 on or before March 31, 2007. Borrowings under the term loan facility will mature on a 36 month amortization schedule. Under the equipment term loan portion of the facility, the Company may borrow up to $8,000 on or before June 30, 2007 and up to an additional $4,000 as of December 31, 2007, in each case, if the Company is not in default under the terms of the loan and security agreement at the time of the borrowing. Borrowings made under the equipment term loan facility, will require repayment over a 36 to 84 month period, depending on the type of equipment financed. Borrowings under the loan and security agreement currently bear interest at (a) the greater of 5.22% or the yield on three-year U.S. Treasury Notes on the date of the loan plus (b) in the case of our term loans, 655 basis points per annum, and in the case of the equipment loans, 695 basis points per annum. Provisions in our loan and security agreement impose restrictions on the Company's ability to, among other things (i) incur more debt; (ii) pay dividends and make distributions; (iii) redeem or repurchase capital stock; (iv) create liens; (v) enter into transactions with affiliates; and (vi) merge or consolidate. The loan and security agreement contains other customary covenants but does not impose financial ratio maintenance requirements. The agreement permits the lender to declare an event of default under various circumstances, including if any event occurs that has a material adverse effect on us. The borrowings under the term loan facility are collateralized by all assets of the company and the equipment term loan facilities are collateralized by the underwritten equipment. In connection with the loan agreement, the Company has deferred costs of $74 to execute the agreement, which are amortized over the loan term.

        During 2006, the Company borrowed $5,000 under the term loan facility which matures on February 1, 2010. Beginning on January 1, 2007, the Company shall make monthly interest-only payment and commencing April 1, 2007, the Company shall make monthly principal and interest payments of $168. During March 2007, the Company borrowed $2,500 under the term loan facility which matures on April 1, 2010. Beginning on April 1, 2007, the Company shall make monthly interest-only payments and commencing on May 1, 2007, the Company shall make monthly principal and interest payments of $83. As of March 31, 2007, $0 and $12,000 are available for borrowings under the term loan and equipment loan, respectively.

        In connection with the term loan financing, the Company issued warrants to purchase up to $700 of the Series B-1 Redeemable Convertible Preferred Stock. If the Company does not borrow more than $8,000 from the equipment term loan facility on or before December 31, 2007, then the warrant will be adjusted at such date and will thereafter be exercisable only with respect to $600 of the Series B-1 Redeemable Convertible Preferred Stock. The warrants can be exercisable any time beginning the earlier of (a) a next private round financing, (b) 15 days prior to a liquidity event or (c) July 1, 2007. The term of the warrant will expire upon the earlier of (x) a sale or merger of the Company, (y) immediately before the first registered public offering of the company's common stock, or (2) November 20, 2016. The exercise price of the warrant is determined as follows, (i) if the Company consummated a private financing round after November 20, 2006 but on or before December 31, 2006, the exercise price shall be calculated as 60% of the next private financing round plus $3.96, (ii) if the Company consummated a private financing round after December 31, 2006 but on or before March 31, 2007, the exercise price shall be calculated as 50% of the next private financing round plus $4.95, (iii) if the Company consummated a private financing round after March 31, 2007 but on or before June 30, 2007, the exercise price shall be calculated as 40% of the next private financing round plus $5.94 or

(iv) if the Company consummates a private financing round after June 30, 2007 or does not consummate a private financing round, the exercise price shall be $9.90 per share.

        In December 2006, the Company consummated a private financing round which fixed the exercise price at $37.13. The warrants may be exercised using the net exercise method. Under this method, the number of shares issued upon exercise is reduced by an amount equal to the product of the number of shares subject to the exercise and the exercise price per share, divided by the fair value of the Series B-1 Redeemable Convertible Preferred Stock on the date of the exercise. The Redeemable Convertible Preferred Stock warrant is recorded as a noncurrent liability as of March 31, 2007 and will be revalued at the end of each reporting period to fair value using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value of the warrants was estimated to be $606 at the date of issuance, November 20, 2006 and March 31, 2007, respectively, using the following assumptions:

	November 20, 2006	March 31, 2007
Series B-1 Redeemable Convertible Preferred Stock fair value	$37.13	$37.13
Volatility	87%	87%
Contractual term	10 years	9.8 years
Risk-free rate	4.46%	4.68%
Expected dividend yield	0%	0%

        The Company will continue to adjust the preferred stock warrant liability for changes in the fair value of the warrants until the earlier of the exercise of the warrants to purchase Series B-1 Redeemable Convertible Preferred Stock, at which time the liability will be reclassified to temporary equity, or the conversion of the underlying Series B-1 Redeemable Convertible Preferred Stock into common stock, at which time the liability will be reclassified to stockholders' equity.

7. Stockholders' Equity

Redeemable Convertible Preferred Stock

        In January 2007, the Company issued 166,425 shares of Series C Redeemable Convertible Preferred Stock at a price of $55.28 per share for net cash proceeds of $9,190, net of $10 in issuance costs.

        The rights, preferences, and privileges of the Series A Redeemable Convertible Preferred Stock, the Series A-1 Redeemable Convertible Preferred Stock, the Series B Redeemable Convertible Preferred Stock, the Series B-1 Redeemable Convertible Preferred Stock and the Series C Redeemable Convertible Preferred Stock (together, known as the Preferred Stock) are as follows:

Conversion

        At the option of the holder, each share of Preferred Stock is convertible into the Company's common stock at the conversion price of $0.42 for the Series A Redeemable Convertible Preferred Stock, $0.67 for the Series A-1 Redeemable Convertible Preferred Stock, $2.32 for the Series B Redeemable Convertible Preferred Stock and $3.50 for the Series B-1 Redeemable Convertible Preferred Stock and $19.53 for the Series C Redeemable Convertible Preferred Stock at March 31,

2007, or the equivalent price after adjustment for certain events defined in the Company's Certificate of Incorporation.

        Shares of the Preferred Stock automatically convert to common stock upon the closing of a qualified public offering of the Company's common stock where the aggregate market capitalization of the Company is a least $50,000 and the aggregate gross proceeds are at least $10,000, or the equivalent price after adjustment for certain events.

        Shares of the Preferred Stock also convert to common stock upon the written approval of (i) in the case of each of the Series A Redeemable Convertible Preferred Stock and the Series A-1 Redeemable Convertible Preferred Stock, the vote of the holders of a majority of the respective Series of Preferred Stock and (ii) in the case of the Series B Redeemable Convertible Preferred Stock and the Series B-1 Redeemable Convertible Preferred Stock, the vote of the holders of a majority of the Series B Redeemable Convertible Preferred Stock and the Series B-1 Redeemable Convertible Preferred Stock, voting together as a single class.

Dividends

        The holders of the Preferred Stock are entitled to receive, when and if declared by the Board, dividends at the per annum rate of 5% of the original issue price of each outstanding share of the Preferred Stock. The right to receive dividends on Preferred Stock is noncumulative. No dividends have been declared since inception.

Voting Rights

        The holders of the Preferred Stock are entitled to the number of votes equal to the number of common stock shares into which they are convertible. The Preferred Stockholders vote with the common stockholders as a single class, provided that a separate vote of each class is required in certain circumstances.

        The holders of the Series A Redeemable Convertible Preferred Stock and the Series A-1 Redeemable Convertible Preferred Stock, voting together as a single, separate class, are entitled to elect two directors to the Board and the holder of the Series B Redeemable Convertible Preferred Stock are entitled to elect one director to the Board.

Liquidation, Dissolution, or Winding-Up

        Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, and before any payment shall be made to the holders of the common stock or any stock ranking on liquidation junior to the Redeemable Convertible Preferred Stock, the holders of the shares of Series A Redeemable Convertible Preferred Stock shall be paid, pari passu with the holders of the Series A-1 Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock, an amount equal to the original purchase price per share of the Preferred Stock plus, in the case of each share, an amount equal to dividends declared but unpaid thereon. If the assets of the Company are insufficient to pay the full preferential amounts to the Preferred Stockholders, the assets will be distributed ratably among the holders of the Preferred Stock in proportion to their aggregate liquidation preference amounts.

Redemption

        At any time subsequent to January 11, 2010, with the approval of the holders of at least 75% of the then-outstanding Preferred Stock, holders of shares of Preferred Stock may redeem the then outstanding shares of Preferred Stock by requiring the Company to pay in cash an amount equal to the greater of the fair market value per share or the original issuance purchase price plus any declared but unpaid dividends thereon, computed to such redemption date. The payment will be made in three equal annual installments beginning on the redemption date.

Common Stock

        At March 31, 2007, the Company has authorized 17,413,394 shares of common stock, of which 2,018,837 shares have been reserved for the conversion of Series A Redeemable Convertible Preferred Stock, 2,593,796 shares have been reserved for the conversion of Series A-1 Redeemable Convertible Preferred Stock, 3,332,349 shares have been reserved for conversion of Series B Redeemable Convertible Preferred Stock, 839,765 shares have been reserved for conversion of Series B-1 Redeemable Convertible Preferred Stock, 768,181 shares have been reserved for conversion of Series C Redeemable Convertible Preferred Stock, 187,848 shares have been reserved for the exercise of warrants, and 3,885,264 shares have been reserved for issuance under the Company's stock option plan.

        The holders of common stock are entitled to one vote per share. The holders of common stock are also entitled to elect two directors to the Board.

        In February 2007, the Company repurchased 104,393 shares of outstanding stock for $395.

        On May 1, 2007 the Company effected a 2.831 for one split of the common stock. All financial information in the financial statements presented reflects the impact of this split.

        On April 25, 2007 the Company granted certain executives 104,393 shares of common stock that was held in treasury at March 31, 2007. The $2,300 fair value of these shares at the date of grant will be recognized in full as compensation expense in the second quarter of 2007.

        For options granted on April 11 and on April 25, 2007, the Company has used $22.00 per share as the fair value of our common stock for financial statement purposes. This will result in us recognizing additional compensation expense of $800, $700, $700, $600 and $100 in 2007, 2008, 2009, 2010, and 2011 respectively, to reflect the difference between the fair value of our common stock for financial reporting purposes and the grant price.

8. Stock-Based Compensation

        Under the Company's 2003 Stock Option and Incentive Plan (the Plan), options may be granted to persons who are, at the time of grant, employees, officers, or directors of, or consultants or advisors to, the Company. The Plan provides for the granting of nonstatutory stock options, incentive stock options, stock bonuses, and rights to acquire restricted stock. The provisions of the Plan limit the exercise of incentive stock options, but in no case may the exercise period extend beyond 10 years from the date of grant. Option prices are determined on the date of grant by the Board and are supported by a contemporaneous valuation by an unrelated valuation specialist.

        On January 1, 2006 the Company adopted SFAS No. 123(R). The Company has elected to use the Black-Scholes option pricing model to determine the weighted average fair value of stock options granted. The Company has applied applicable provisions of SAB No. 107 in its adoption of SFAS No. 123(R). In accordance with SFAS No. 123(R), the Company recognizes the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award. Stock based compensation to employees for the three months ended March 31, 2006 and 2007 was $0 and $564, respectively.

        The Company accounts for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. During the three months ended March 31, 2006 and 2007, the Company recognized $0 and $31 of stock-based compensation to non-employees, respectively.

        A summary of the Company's stock option activity during the three months ended March 31, 2006 and 2007 is as follows:

	2006			2007
	Number of Options	Weighted Average Exercise Price	Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Range of Exercise Prices
	(in Shares)			(in Shares)
Outstanding at beginning of the year	1,471,884	$0.31	$0.11-$0.35	2,416,706	$0.44	$0.11-$0.51
Granted	—	—	—	451,503	$8.45	$7.54-$9.94
Exercised	(6,369)	$0.17	$0.17	(47,263)	$0.29	$0.17-$0.51
Cancelled	(26,469)	$0.26	$0.17-$0.35	(61,997)	$1.58	$0.35-$7.54

Outstanding at end of period	1,439,006	$0.31	$0.11-$0.35	2,758,949	$1.73	$0.11-$9.94

Exercisable at end of period	393,976	$0.25	$0.11-$0.35	248,555	$0.31	$0.11-$0.51

	Outstanding as of March 31, 2007
Exercise Prices	Number of Outstanding Options	Average Remaining Contractual Life	Number Exercisable
	(in Shares)	(in Years)	(in Shares)
$0.11	39,501	6.51	29,059
$0.17	79,438	7.28	39,647
$0.35	730,075	8.19	149,766
$0.51	1,468,057	9.50	30,083
$7.54	269,902	9.86	—
$9.94	171,976	9.99	—

Total	2,758,949	9.11	248,555

        Of the stock options outstanding as of March 31, 2007, 2,703,037 options were held by employees and 55,912 options were held by non-employees. During the three months ended March 31, 2007, proceeds received from the exercise of 47,263 options were $15. The grant-date fair value of the 451,503 options granted during the three months ended March 31, 2007 was $3,992. Subsequent to the

$564 of employee stock-based compensation expense recognized in the three months ended March 31, 2007, the amount of stock-based compensation expense that may be recognized for outstanding, unvested options as of March 31, 2007 was $10,183. The amount that may be recognized into expense over the next four years is as follows:

Remainder of 2007	$1,689
2008	2,932
2009	2,871
2010	2,586
2011	105

$10,183

        The following table sets forth the intrinsic value at March 31, 2007, for outstanding options:

	Number of Options	Aggregate Intrinsic Value
Outstanding at March 31, 2007	2,758,949	$30,017
Exercisable at March 31, 2007	248,555	$3,055

        In order to estimate the fair value of options granted in 2007, the Company utilized the Black-Scholes option pricing model, utilizing the following assumptions (weighted averages based on grants during the period):

Risk-free interest rate	4.57%
Expected term of options, in years	6.25
Expected annual volatility	87%
Expected dividend yield	0%

        Volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable public companies. The risk-free interest rate is the rate available as of the option date on zero-coupon U.S. government issues with a remaining term equal to the expected life of the option. Because we do not have a sufficient history to estimate the expected term, the Company uses SAB No. 107's simplified method for estimating expected term. The simplified method is based on vesting-tranches and the contractual life of each grant. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future.

  Restricted Stock

        In 2006, the Company granted restricted shares in lieu of grants of stock options. All shares underlying awards of restricted stock are restricted in that they are not transferable (i.e., they may not be sold) until they vest. Subject to limited exceptions, if the employee who received the restricted stock leaves the Company prior to the vesting date for any reason, the shares of restricted stock will be forfeited and returned to the Company. The following table summarizes the Company's grants of restricted stock.

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2006	152,460	$0.51
Granted	—	—
Released	—	—
Canceled	—	—

Outstanding at March 31, 2007	152,460	$0.51

        The stock-based compensation expense related to restricted stock awards for the three months ended March 31, 2007 was $14. At March 31, 2007 the Company had $210 of stock-based compensation to be expensed over the period through November 2010.

9. Income Taxes

        The Company provides for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

        The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes—An Interpretation of Statement 109 (FIN 48), as of January 1, 2007. The adoption did not have a material impact on the consolidated financial statements.

10. Related Party Transactions

Deferred Acquisition Payments

        As of March 31, 2006, deferred payments to a related former shareholder and the fair value of the common stock to be issued is as follows:

	Gross Payment	Discount Payment	Common Stock	Total
Current liability	$2,022	$1,892	$66	$1,958
Long-term liability	304	283	44	327

Total	2,326	2,175	110	2,285

Contingent Consideration

        As of March 31, 2007, the Company recorded $2,252 in contingent consideration provisions to the Related Former Shareholder as a noncurrent liability since the extension option cannot be exercised until 2008.

11. Industry Segment Information

        Based on qualitative and quantitative criteria established by Statements of Financial Accounting Standards No. 131 Disclosures about Segments of an Enterprise and Related Information, the Company operates within one reportable segment.

        For the three months ended March 31, 2006 and 2007 the Company's two major customers which accounted for 95% and 97%, respectively, of total revenues.

	2006		2007
	Three Months Ended March 31
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
Customer 1	$6,014	60%	$4,968	97%
Customer 2	3,443	35%	—	0%

Totals	$9,457	95%	$4,968	97%

Report of Independent Auditors

The Member of
Pinpoint Power DR LLC

        We have audited the accompanying balance sheets of Pinpoint Power DR LLC, as of May 31, 2005 and December 31, 2004, and the related statements of income, members' equity, and cash flows for the five months ended May 31, 2005 and the period from May 20, 2004 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinpoint Power DR LLC at May 31, 2005 and December 31, 2004, and the results of its operations, and its cash flows for the five months ended May 31, 2005 and the period from May 20, 2004 (Inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Boston, Massachusetts February 8, 2007	/s/ Ernst & Young LLP

Pinpoint Power DR LLC

Balance Sheets

As of December 31, 2004 and May 31, 2005

(amounts in thousands, except unit data)

	May 31 2005	December 31 2004
Assets
Current assets:
Cash and cash equivalents	$1,211	$1,158
Accounts receivable, less allowance for doubtful accounts of $0 at May 31, 2005 and December 31, 2004	1,077	55

Total current assets	2,288	1,213
Security deposit	723	723
Other assets	12	6

Total assets	$3,023	$1,942

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$16	$20
Accrued capacity payments	1,177	504
Deferred revenue	46	45
Related-party payable	—	1,154

Total current liabilities	1,239	1,723
Deferred revenue	93	102
Commitments and contingencies (Note 4)
Member's equity
Class A, common units, $0 par value, 100 units authorized, issued and outstanding	—	—
Retained earnings	1,691	117

Total member's equity	1,691	117

Total liabilities and member's equity	$3,023	$1,942

See accompanying notes.

Pinpoint Power DR LLC

Statements of Income

From May 20, 2004 (Inception) to December 31, 2004
and For the Five Months Ended May 31, 2005

(amounts in thousands)

	Five Months Ended May 31, 2005	May 20, 2004 (Inception) to December 31, 2004
Demand response revenues	$2,419	$1,919
Equipment revenues	19	4

Total revenues	2,438	1,923
Cost of revenues	1,202	1,154
Selling, general, and administrative expenses	142	201

Income from operations	1,094	568
Other income (expenses):
Interest income	8	7
Interest expense	(82)	(103)

Net income	$1,020	$472

See accompanying notes.

Pinpoint Power DR LLC

Statements of Changes in Member's Equity

From May 20, 2004 (Inception) to December 31, 2004 and
For the Five Months Ended May 31, 2005

(amounts in thousands, except unit data)

	Units	Amount	Retained Earnings	Total Member's Equity
Balance at May 20, 2004 (Inception)	—	$—	$—	$—
Issuance of member's units	100	$—	—	—
Net income	—	—	472	472
Member distribution	—	—	(355)	(355)

Balance as of December 31, 2004	100	—	117	$117
Member contribution	—	—	874	874
Member distribution	—	—	(320)	(320)
Net income	—	—	1,020	1,020

Balance as of May 31, 2005	100	$—	$1,691	$1,691

See accompanying notes.

Pinpoint Power DR LLC

Statements of Cash Flows

From May 20, 2004 (Inception) to December 31, 2004 and
For the Five Months Ended May 31, 2005

(amounts in thousands)

	Five Months Ended May 31, 2005	May 20, 2004 (Inception) to December 31, 2004
Operating activities
Net income	$1,020	$472
Adjustments to reconcile net income to net cash provided by operating activities:
Increase (decrease) in cash from changes in assets and liabilities:
Accounts receivable	(1,022)	(55)
Accounts payable	150	457
Accrued capacity payments	306	223
Security deposits held	367	281
Deferred revenue	(8)	147
Other assets	(6)	311

Net cash provided by operating activities	807	1,836
Financing activities
Members contribution	874	—
Members distribution	(320)	(355)
Repayments related-party note payable	(1,308)	(323)

Net cash used in financing activities	(754)	(678)
Net increase in cash and cash equivalents	53	1,158
Cash and cash equivalents at beginning of period	1,158	—

Cash and cash equivalents at end of period	$1,211	$1,158

Supplemental disclosure for cash flows
Cash paid during the year for interest	$185	$—

Payment of security deposit with notes payable	$—	$1,040

Payment of trade expenses with notes payable	$154	$437

See accompanying notes.

Pinpoint Power DR LLC

Notes to Financial Statements

(amounts in thousands, except unit data)

1. Nature of Operations

        Pinpoint Power DR LLC (the Company) is a privately held Massachusetts limited liability service company that was established on May 20, 2004.

        The Company is a provider of demand response solutions in New England. The Company enables energy users, energy suppliers, system operators, and utilities to reduce demand for electricity during periods of peak demand or supply shortfalls by proactively shedding noncritical loads and dispatching backup generators. The Company's demand response solutions deliver immediate bottom-line benefits to end-user customers and energy suppliers while helping to create a more reliable and efficient electricity grid for system operators and utilities.

        As discussed in Note 3, the Company entered into a purchase agreement with EnerNOC, Inc. to sell its membership interests. Effective June 1, 2005, EnerNOC, Inc. acquired all the outstanding membership interests in the Company in a purchase business combination. Under the terms of the three year purchase agreement, EnerNOC, Inc. is required to (i) make a fixed payment of $5,925 and (ii) issue 303,001 shares of EnerNOC's common stock valued at $303. In addition, one of the acquired contracts contained a one-year option to extend, at the sole discretion of a certain customer. If exercised, EnerNOC, Inc is obligated to make additional payments to the Company of $2,366 and issue an additional 28,287 shares of EnerNOC, Inc. common stock.

2. Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Revenue is only recognized when persuasive evidence of an arrangement exists, the service has been delivered or title has transferred, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured. Where final acceptance of the deliverable is specified by the customer, the Company defers the corresponding revenue until all acceptance criteria have been met.

        The Company enters into agreements to provide both demand response and energy event services. Demand response revenues are fees earned for the Company's ability to deliver committed capacity. Energy event revenue is contingent revenue earned based upon the actual amount of energy provided during the energy event.

        In accordance with SAB No. 104, the Company recognizes demand response revenue when the Company has provided verification to the customer of its ability to deliver the committed capacity under the agreement. Committed capacity is verified through the results of an actual demand response event or a customer initiated demand response test. Once the capacity amount has been verified, the revenue is recognized and future revenue becomes fixed or determinable and is recognized monthly until the next verification event. Ongoing demand response revenue recognized between demand response events or demand response audits that are not subject to penalty or customer refund are recognized in revenue. If the revenue is subject to penalty or refund, the revenue is deferred until the liability is resolved. As of December 31, 2004 and May 31, 2005, all committed capacity has been verified and was not subject to penalty or refund, therefore, no amounts have been deferred.

        In certain contracts, the Company receives both non refundable up front payments for set up fees and monthly demand response fees. These up front payments are deferred and recognized on a straight-line basis over the estimated customer life as a component of demand response revenue. As of December 31, 2004 and May 31, 2005, the Company has deferred revenue of $139 and $147, respectively, which will be recognized ratably through 2008. The costs incurred for customer set up are expensed as incurred.

        Contingent revenue from energy events are recognized when earned. Energy event revenue is deemed to be substantive and represents the culmination of a separate earnings process, and are recognized when the energy event is initiated by the customer.

        As described above, customer contracts may include performance guarantees. The Company does not recognize any revenue prior to the successful completion of the performance requirement. Under these agreements, the customers may require the Company to provide an advance security deposit or a letters of credit or restricted deposits (See Note 4).

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments with an original maturity when purchased of three months or less to be cash equivalents. Investments qualifying as cash equivalents consist of investments in money market funds. The carrying amount of cash equivalents approximates fair market value. The fair value of these securities is based on quoted market prices.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk principally consist of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, such funds are subject to minimal credit risk. Accounts receivable are primarily from one customer in the northeastern United States. The Company estimates the allowance for doubtful accounts for trade receivables based on historical losses, existing economic conditions, and other information available at the balance sheet date.

        One customer accounted for 100% of the Company's gross revenue in 2005 and 2004, under a contract expiring in 2008. Accounts receivable from this customer was $1,077 and $55 at May 31, 2005 and December 31, 2004, respectively.

Income Taxes

        As a limited liability company, the Company is treated as a partnership for federal, state and local income tax purposes. Accordingly, there is no provision for income taxes at the Company level. Members are taxed individually on their share of the Company's earnings.

Recently Issued Accounting Standards

        On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS No. 123(R) replaces SFAS No. 123, supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options to be recognized in the financial statements based on their fair values. Under the guidance of APB No. 25, compensation expense was recognized only to the extent the fair value of common stock exceeded the stock option exercise price at the measurement date. In addition, SFAS No. 123 allowed pro forma disclosure as an alternative to financial statement recognition.

        SFAS No. 123(R) will be effective for nonpublic companies in the first fiscal year beginning after December 15, 2005. Nonpublic entities that measured compensation cost for employee stock options at fair value under SFAS No. 123 must use either the modified-prospective method or the modified-retrospective method of transition. Nonpublic entities that used the minimum-value method to measure compensation cost for employee stock options under SFAS No. 123 will be required to use the prospective method. Under the prospective method, nonpublic entities will continue to account for nonvested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption for financial statement recognition purposes.

        All awards granted, modified, or settled after the date of adoption will be accounted for using the measurement, recognition, and attribution provisions of SFAS No. 123(R). Nonpublic entities that used the minimum value method for pro forma disclosures under the original provisions of SFAS No. 123 will not continue to provide those pro forma disclosures for outstanding awards accounted for under the intrinsic value method of APB No. 25 for periods after they adopt SFAS No. 123(R). The adoption will have no impact on the Company's overall financial position.

3. Related-Party Transactions

        In May 2004, the Company entered into a purchase agreement (Purchase Agreement) with EnerNOC, Inc. to sell all of the outstanding membership interests of the Company effective June 1, 2005. In connection with the execution of the Purchase Agreement, the Company also entered into an employment agreement with EnerNOC, Inc. Per the Purchase Agreement, the shareholder of the Company would also serve on EnerNOC, Inc.'s Board of Directors upon the closing of the transactions.

        In June 2004, the Company executed two promissory notes subject to a security agreement with EnerNOC, Inc. for $1,400. If the notes are not fully paid by December 2005, the EnerNOC, Inc. would become the owner of all of the assets of Pinpoint Power DR LLC. The notes were fully paid in May 2005.

        Related-party notes payables consist of the following:

	May 31, 2005	December 31, 2004
Notes payable EnerNOC, Inc., interest at 18% from June 1, 2004 through April 30, 2005 and 22.5% from May 1, 2005 through December 1, 2005	$—	$1,154

	$—	$1,154

        On June 1, 2004, the Company executed a managed service agreement with EnerNOC, Inc. Under this agreement, EnerNOC, Inc. will provide accounting and equipment installation services for Pinpoint Power DR LLC.

        Operating results with related parties are as follows:

	Five Months Ended May 31, 2005	May 20, 2004 (Inception) to December 31, 2004
Accounting fees	$113	$157
Equipment installation fees	15	301
Interest expense	82	103

4. Commitments and Contingencies

        The Company initially paid a security deposit of $1,040 to satisfy certain performance guarantee requirements under a customer contract. While these obligations are not normally called, they could be called by the customers at any time before the expiration date of the contract if the Company fails to meet certain contractual requirements. The maximum potential future performance obligation of the Company as of May 31, 2004 would be $723. The Company has assessed the probability of default under the agreement and has determined it to be remote.